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DAT : 10/8/03

Brambles

Report to shareholders

Brambles Industries plc
Annual Review 2003



Service solutions for customers
around the globe

Brambles Industries plc
COMPANY NO. 4134697

Annual General Meetings

The Annual Report of Brambles Industries plc for the year ended 30 June 2003 will be presented to the Annual General Meeting to be held at 10.30 am (London time) on Tuesday 21 October 2003 at:

Congress Centre
28 Great Russell Street
London WC1B 3LS

The Annual Report of Brambles Industries Limited for the year ended 30 June 2003 will be presented to the Annual General Meeting to be held at 3.00 pm (Sydney time) on Tuesday 18 November 2003 at:

The Wesley Centre
220 Pitt Street
Sydney

A formal notice, including particulars of the business to be discussed, and a proxy form are being sent to shareholders with this document.

Live audio webcasts of the meetings will be transmitted via www.brambles.com.

Dividend

The second interim dividend of 4.053 pence per share for all shareholders in Brambles Industries plc will be paid on 9 October and will bring the full year payout to 7.810 pence per share.

The final dividend of 10 cents (Australian) per share for all shareholders in Brambles Industries Limited will be paid on 9 October and will bring the full year payout to 20 cents (Australian) per share.

All currency amounts are in pounds sterling unless otherwise specified.

This Annual Review and Summary Financial Statement does not give you all the information you need to gain as full an understanding of the results and state of affairs of the Brambles Industries plc (BIP) Group (being BIP and its subsidiary undertakings) as the full Annual Report and Accounts. If you want to receive a free copy of the full Annual Report and Accounts which consists of this Annual Review and BIP Financial Information for this or future years, please contact our registrars.

Brambles is a leading global support services provider. It has operations in almost 50 countries, employs approximately 30,000 people and has assets of £3.7 billion.

Each of Brambles' businesses offers its customers a strong outsourcing proposition – for the effective and efficient management of tasks and processes our customers choose not to manage for themselves. In doing so, Brambles provides customers with a valuable outsourcing logic, whereby the customer can access broader strategic benefits that would not otherwise be achievable.

Brambles operates under a dual listed companies structure. Brambles Industries plc is listed on the London Stock Exchange and Brambles Industries Limited is listed on the Australian Stock Exchange. Its global headquarters is in Sydney, Australia.

14 **CHEP**

Issues, collects, repairs and reissues pallets and plastic containers from a global network of service centres. Every day, over 2.5 million CHEP pallets and plastic containers are used to transport products from manufacturers and growers to distributors and retailers. CHEP's equipment pooling solutions provide customers with economies of scale across the supply chain, while reducing costs, product damage and waste.




18 **Cleanaway**

Provides a range of general, industrial and hazardous waste management and recycling services to municipal, commercial and industrial customers. By translating its international knowledge into local solutions, Cleanaway helps customers respond to the changing and more stringent legislative environment and the increasingly complex requirements for waste management.




At a glance


Key
CHEP
Cleanaway
Recall
Brambles Industrial Services
Eurotainer*
Interlake
TCR
1 2 3 4 5 6 7
* Eurotainer locations include agency operations

EUROPE

Denmark, Estonia, Finland, Lithuania, Norway, Sweden, Austria, Belgium, Czech Republic, Germany, Hungary, Luxembourg, Netherlands, Poland, Slovakia, Switzerland, Greece, Italy, Turkey, France, Ireland, Portugal, Spain, United Kingdom

NORTH AMERICA

Canada, United States of America, Mexico

AFRICA & MIDDLE EAST

Namibia, South Africa, Botswana, Zimbabwe, Swaziland, Israel

ASIA-PACIFIC

India, Thailand, Malaysia, Singapore, Mainland China, Hong Kong, New Zealand, Japan, Australia, South Korea, Taiwan

SOUTH AMERICA

Chile, Argentina, Uruguay, Brazil

22 Recall

Manages physical and digital documents throughout their entire life cycles – from creation through to indexing, storage, retrieval and secure destruction. By doing so, Recall provides solutions for efficient work flow processes in every industry. At all times during the cycle, Recall provides complete security and reliable, convenient access for customers.




26 Brambles Industrial Services

Provides a range of support services to heavy industries, including site services, materials handling, logistics, industrial cleaning and maintenance. This focused task management increases efficiency, productivity and safety for our customers in the steel industry, the metals and coal mining extraction and processing industries, and oil, gas and power generation.




28 Regional Businesses

Interlake designs, fabricates and installs static and dynamic storage racks; Eurotainer manages a large fleet of specialised tank containers for transporting liquids, powders and gases; and TCR provides turnkey solutions for ground support equipment used in aircraft handling.




Brambles' Mission

To be the world's leading provider of innovative business solutions in support services

To use our outsourcing expertise to add exceptional value in the eyes of our customers

To create superior shareholder value through our people and their enterprising spirit

Brambles' Shared Values

All things begin with the customer

We believe in people and teamwork

We have a passion for success

...always acting with integrity and respect for the community and the environment



Contents

Summary of results

For the year ended 30 June 2003

- Revenue from continuing businesses grew by 6% in constant currency terms to £2.9 billion, with CHEP and Recall up 10% and 17% respectively.
- Profit before tax, goodwill amortisation and exceptional items of £286 million was 6% lower than the previous year, in line with guidance provided to the market.
- Profit after tax but before goodwill amortisation and exceptional items was £195 million.
- Comparable operating profit (profit before interest, tax, goodwill amortisation and exceptional items) from continuing businesses was 2% below last year in constant currency.
- Exceptional items of £62 million (£43 million after tax) related primarily to the CHEP Europe restructuring programme.
- Operating cash flow after capital expenditure improved by £112 million to £228 million, with all businesses generating cash after capital expenditure.
- Capital expenditure fell by 18% to £456 million.
- Earnings per share before goodwill amortisation and exceptional items was 11.5 pence, 12% below the previous year.
- The total dividend for shareholders in Brambles Industries plc was 7.81 pence, with the second interim dividend of 4.053 pence benefiting from gains from currency movements.

Continuing businesses revenue and EBITA – by business

Revenue


£2,590 million
£2,780 million
£2,909 million
9%
11%
7%
32%
41%
6%
10%
8%
33%
43%
4%
10%
9%
33%
44%
2001
2002
2003
Years to 30 June

EBITA[1]


£395 million
£406[2] million
£376 million
5%
5%
8%
23%
59%
2%
8%
10%
24%
56%
1%
7%
13%
26%
53%
2001
2002
2003
Years to 30 June
Regional Businesses
Brambles Industrial Services
Recall
Cleanaway
CHEP

1 Unallocated corporate costs excluded from bar chart data. Figures represent earnings before interest, tax, amortisation and exceptional items.
2 Pre CHEP one-off harmonisation.

Continuing businesses revenue and EBITA – by region

Revenue


£2,590 million
£2,780 million
£2,909 million
2%
15%
31%
52%
2%
15%
31%
52%
2%
16%
29%
53%
2001
2002
2003
Years to 30 June

EBITA[1]


£395 million
£406[2] million
£376 million
3%
11%
29%
57%
4%
16%
27%
53%
4%
20%
26%
50%
2001
2002
2003
Years to 30 June
Rest of world
Australia/ New Zealand
Americas
Europe

Continuing businesses – capital expenditure[3]


£630 million
£531 million
£452 million
3%
9%
4%
13%
71%
2%
6%
4%
16%
72%
1%
4%
5%
17%
73%
2001
2002
2003
Years to 30 June
Regional Businesses
Brambles Industrial Services
Recall
Cleanaway
CHEP

3 Excludes investments in associates and equity acquisitions, and unallocated corporate capital expenditure.

Chairman's Review

The past year has been a difficult one for shareholders who have seen a substantial decline in the value of their holdings in Brambles. The key concerns of many shareholders are whether the fall in the share price is indicative of ongoing issues within Brambles, and the efforts by the Board and management to restore value.

Despite the problems identified within CHEP, which were detailed at the 2002 Annual General Meeting, all our core operations showed solid revenue growth and remained soundly profitable throughout the entire year. The strength of our key businesses provides a platform to deliver sustainable profit growth and the return of market confidence.

Last year, we highlighted the imperatives behind the creation of the dual listed companies structure (DLC) and the need for the transformation of Brambles. As the repositioning of CHEP progressed, it quickly emerged that the previous high rates of growth were unsustainable. The level of capital required to fund this growth was placing undue strain on margins and the balance sheet. In addition, one of the key disciplines in managing a pallet pool – that is, control of the assets – had not been sufficiently rigorous. The correlation between the growth of the pallet pool and the commensurate growth in revenue had become increasingly disproportionate.

Over the past year, there has been an enormous effort to improve the asset productivity of the pallet pool. CHEP Europe has relocated 2.4 million pallets across the network to enhance utilisation rates. Physical audits led to another 1.1 million pallets being added back to our customers' holdings, with associated revenue improvements, and customer deficits resulted in compensations being charged for another one million pallets. Provisions were made in relation to a further four million pallets that were written off as a result of this process. The asset productivity improvement programme is continuing in the current year. There is still considerable work to be done to improve customer satisfaction and overcome the operational issues that have been identified. All of this work is expected to be completed within the timeframe set out in November 2002.

Apart from reconfiguring our CHEP operations in Europe and improving the returns in America, the other challenge for CHEP is to leverage its position in the supply chain to provide greater value-added to our customers: in essence, to improve the relationship between profitability and capital employed.

Following the formation of the DLC, the company focused on implementing the correct drivers of long-term shareholder value. The adoption of a value-added approach, which involves charging businesses for the use of capital employed, has contributed to a significant change in performance measures and, in turn, in Brambles' culture. This initiative, among others, is critical to long-term accretion in value.

The management initiatives are starting to deliver tangible benefits. The improvement in cash flow in the six months to 30 June 2003 and the decline in net debt are encouraging, and provide a foundation to deliver continued growth. In the second half of the year, for the first time since the formation of the DLC, Brambles generated operating free cash flow after meeting its obligations of interest, tax and dividend.

The valuations ascribed to Brambles by the stock market prior to the formation of the DLC appeared to have relied on the extrapolation of high earnings growth rates for many years into the future, which were not related to the generation of free cash flow. The importance of free cash flow reflects the increased emphasis on discounted cash flow analysis within Brambles. The re-adjustment of external growth expectations that has taken place, to more realistic and sustainable levels, may have accounted for the major part of the decline in Brambles' share price.

Within the framework of our continuous disclosure policies, Brambles is committed to ensuring that the external expectations of sustainable growth rates do not materially diverge from the internal view. The improvement in our financial disclosure should substantially reduce the capacity for such divergent opinions to emerge. Stock markets, however, remain more volatile and difficult to correlate with the underlying value of the businesses. It is our challenge to improve the market's understanding of Brambles' businesses.

The second major influence on our share price has been uncertainty, since the initial identification of the problems within CHEP. The confidence of the market has been shaken by recent events and it will take some time to remove this sense of uncertainty. In re-organising CHEP Europe, the market is concerned about execution risk – the ability to deliver all restructuring initiatives on time and within the estimated costs. This higher perception of risk may have been another factor in the share price decline. Delivering several consecutive financial results in line with market expectations will be key to restoring Brambles' credibility with shareholders and the broader investment community alike.

"Despite the problems identified within CHEP... all our core operations showed solid revenue growth and remained soundly profitable throughout the entire year. The strength of our key businesses provides a platform to deliver sustainable profit growth and the return of market confidence."

"Brambles is fortunate to have strong market positions in each of its core businesses. This year highlighted the benefit of the group's core businesses as strong growth from Recall, stable earnings from Cleanaway and robust cash generation from Brambles Industrial Services provided a buffer against the difficulties in CHEP."

The third area of volatility has arisen from currency movements. The strength in the Australian dollar in the final quarter of 2003 adversely impacted on the reporting of Brambles Industries Limited's earnings in that currency. The results of Brambles Industries plc were marginally affected by movements in pounds sterling against other currencies. Brambles now operates in almost 50 countries and currency fluctuations will be an ongoing feature of our trading results. However, the diversity of Brambles' business portfolio and the relevant mix of underlying currencies generally mitigate the trading profit impact. Short-term currency movements do not influence the inherent value of our businesses in these various countries. Consequently, Brambles' diverse global platform should be considered a strength.

The overriding principle in managing the business is the creation of sustainable shareholder value. Fundamental to the creation of value is the selection of businesses and their inherent industry growth prospects. Brambles is fortunate to have strong market positions in each of its core businesses. This year highlighted the benefit of the Brambles' core businesses as strong growth from Recall, stable earnings from Cleanaway and robust cash generation from Brambles Industrial Services provided a buffer against the difficulties in CHEP. As CHEP restructures in both Europe and America, it is easy to overlook the inherent strength of this business. In the past year, CHEP achieved sales growth of 10% in constant currency terms and an overall EBITA margin of 15%.

Corporate governance

Following the publication of our Corporate Governance Policy and Remuneration Policy in the 2002 Annual Report, we have again submitted these reports to our shareholders with a view to more closely aligning management objectives and those of the Company with the expectations of shareholders. As was the case in 2002, we will again be submitting the Remuneration Report to shareholders for approval this year.

The Board recognises that the globalisation of investment flows continues at pace with the availability of capital from international markets increasingly moving to those economies and companies that demonstrate sound corporate governance standards and an overall commitment to sustainability.

Our policy is to comply with the various rules and regulations of those jurisdictions where we operate and adopt the better of the prevailing standards.

The Board also recognises that we cannot afford to strive for anything less than continued strong performance. There is no room for complacency given the volatile nature of international markets and the possibility of unforeseen external events.

Board review

An independent review of the Board was undertaken during the year. The review focused on areas such as the role of the Board, performance evaluation, procedures and practices, and behaviours and cohesion. Action programmes that evolve from this review will be developed to assist the Board to be more effective, both collectively and individually, going forward.

Sir John Parker has decided to retire from the Board at the conclusion of the Brambles Industries plc AGM in October, given his other workload commitments. Sir John has made a significant contribution to Brambles, and I am sure shareholders join me in thanking Sir John for his contribution.

As part of the ongoing process of renewal of Board membership, Mr Ron Milne – who will stand for re-election this year – has indicated a desire to retire at the conclusion of the AGMs in 2004, having regard to his length of service.

We have engaged an international search firm to provide a list of candidates with the appropriate skills and attributes to replace Sir John, and will continue the ongoing review and appraisal process, aimed at ensuring an appropriate mix of skills and experience on the Board.

I would like to pay tribute to the Board who also shouldered the burden of restructuring the Brambles balance sheet, and I thank them for their resolve in tackling the difficult issues that confronted us.

People

The past 12 months have been immensely challenging for all Brambles employees. The economic backdrop across most of our businesses has not been easy and the need to effect major changes, particularly within CHEP, has placed strains on our people. The professionalism and diligence they have demonstrated over the past year in tackling these problems and, in particular, in improving the CHEP business model has been superb. On behalf of the Board, I would like to thank them for their efforts and recognise their role in building shareholder value.

Outlook

Looking forward to the next twelve months, economic recovery remains tentative in the USA and Europe.

In CHEP, we continue to see revenue growth opportunities in all of our markets. Within the Americas segment, initiatives in the USA to optimise the operation of the new service centre network will increase costs in the short term and this will result in weaker performance in the first half compared to the prior year but with a stronger cash flow. Trading in the second half should be better than the comparable period last year. In Europe, trading should improve as the year progresses as benefits are realised from the restructuring programme. Overall, CHEP is expected to make good progress for the year as a whole.

Cleanaway's margin will be affected by the one-off event of DSD re-tendering. However, Cleanaway is strategically well positioned to meet this challenge and to resume growth momentum thereafter.

Growth is anticipated from Recall, and Brambles Industrial Services should continue to perform steadily.

In summary, although trading for the first half is constant, currency will be weaker than last year we expect a better performance in the second half, leading to improved cash flow and good progress for the year as a whole.

I encourage all our shareholders to keep abreast of the latest developments within Brambles by regularly logging onto our website at *www.brambles.com*.

Don Argus, AO
Chairman

Chief Executive Officer's Report

The two years since the merger have been a challenging but pivotal period for Brambles. We have taken tough measures to address fundamental issues in segments of the business and we are putting in place comprehensive plans to rectify them.

Much of this work is centred on ensuring that CHEP, which remains a unique business with attractive growth prospects, is better placed to achieve that growth in a sustainable way. In the past year, management's focus has been on instituting changes needed to improve the profitability of CHEP Europe and continuing to progress the performance improvement programme in CHEP USA.

A priority in Cleanaway has been to ensure its operations in Germany are prepared for the impact of the re-tendering of contracts in the national packaging recycling scheme, which will come into effect in early 2004. Its UK operations are very well positioned to take advantage of the market's movement towards waste recycling.

Recall continued to grow strongly and Brambles Industrial Services also performed well, having built a solid foundation for future progress.

A summary of our profit performance and other key financial indicators can be found on page 4.

Despite the operational issues identified that impacted on profitability this year, Brambles' businesses maintained strong revenue growth, with revenue in continuing businesses increasing 5% to £2.9 billion. This demonstrates the strength of our service offerings and the leading market positions of each of our businesses.

The adoption last year of Brambles Value Added (BVA) – measuring our performance as profit after deducting the cost of capital – has sharpened the focus of the management team globally on both the profitability of our businesses and the efficient use of capital.

Our strong focus on BVA and capital discipline in each of our business units has led to significant cash flow improvement for the group. Operating cash flow after capital expenditure improved by £112 million during the year. Capital expenditure was reduced by 18% to £456 million, without jeopardising long term growth potential.

Divestments during the year further streamlined our asset portfolio and included Brambles Shipping and Heavy Contracting and other non-core businesses such as the Building Repair and Maintenance business of Cleanaway. Meineke, a specialist automotive service franchise in the Americas, was sold in August 2003.

CHEP

During the late 1990s, an over-emphasis on revenue growth led CHEP to a disproportionate level of investment in new pallets and to an insufficient focus on collections and repairs, as services were expanded to distributors outside CHEP's network and to greater numbers of smaller distributors. This led to lower asset productivity, reduced profit margins and a very high level of cash outflow.

To address these issues, major restructuring programmes have now been put in place, both in the USA and in Europe.

CHEP is implementing changes to its service offering and pricing structure, which more accurately reflect the costs of serving specific flows of pallets and the needs of customers engaged in various activities. While reflecting the higher cost incurred in serving non-participating and smaller distributors, the pricing of CHEP's services will continue to provide economic and value-added service advantages to our customers compared to other alternatives.

The USA restructuring programme – which was initiated in early 2002 – is beginning to show results.

The flow of pallets outside our participating distribution network in the USA has declined from 5.1% of total pallet movements last year to 4.1%. Importantly, some of this improvement relates to the conversion of a number of those distributors to become part of CHEP's distribution network. At the same time, the prompt recovery of pallets from non-participating distributors has improved from 56% to nearly 78%. As previously announced, specific pricing for the non-participating distribution channel in the USA has been introduced successfully.

A revamp of CHEP's USA service centre network is resulting in a reduction of unit transport costs. A new pallet return policy, whereby major retailers return pallets to CHEP directly by taking advantage of this new service centre network, is also being implemented successfully, with resulting cost savings.

While the ongoing improvement programme in CHEP USA will lead to better performance, its performance this year was impacted by an increase in pallet repair costs, caused by the need to achieve, and maintain, the pallet quality standards we set for ourselves, as well as higher damage rates of pallets recovered from non-participating distributors and Total Pallet Management customers.

The new service centre network in the USA is now complete. In the transition from the old to the new network, there had been a build-up of pallet stock awaiting processing. A key task ahead is to reduce this excess stock to create further efficiency.

Nevertheless, the performance improvement programme will give CHEP USA a lower operating cost base, a service offering and pricing structure that are more appropriate to serve its various customers, and tighter asset management.

In other parts of CHEP Americas, Canada, Mexico and Brazil performed strongly, improving their market positions and profit.

While CHEP Europe remains a profitable business, the decline in operating profits in CHEP Europe compared to 2001/02 impacted on this year's overall result for Brambles.

The restructuring programme in Europe has two key elements: it comprises measures to improve operational efficiency and measures that focus on asset productivity. These measures are being put in place progressively and implementation is on track.

As already announced, the work to place CHEP Europe on a sustainable footing will incur a total investment of £85 million over 30 months. The measures to improve operational efficiency will incur an exceptional item of £40 million and the cost of the programme related to improving asset productivity is expected to be £45 million, to be shown as an operating exceptional item as incurred.

In the year under review, total operating exceptional items of £59 million related primarily to the investment in the CHEP Europe restructuring programme.

A new pan-European structure has been in place since October 2002, ensuring we look at our business in Europe as a whole, not simply as an alliance of country-based operations.

The initiative to streamline the organisation and reduce indirect cost has started. With our workforce across Europe, we are discussing the changes that will make our operations more efficient.

A detailed review of our European service centre network is being undertaken to ensure that it is both located and configured appropriately, and we are beginning to more accurately streamline our service offering and pricing structure to reflect customer activity and the costs associated with such activity. In the long term, this will enable our customers to use CHEP's services in the most cost-effective way.

From the late 1990s, the total size of the European pallet pool had grown at a much faster rate than the growth in revenue. As a consequence, we were unable to achieve the optimal level of return from the assets we had invested in Europe. To reverse this trend, the restructuring includes a programme to collect and condition the excess pallets, as well as redistribute the pallets within CHEP's new pan-European network to better meet customer demands. A great deal of work has been undertaken on this element of the programme since it was announced. There has been a one-off relocation of 2.4 million pallets across CHEP Europe's service centre network to ensure pallets are better placed to meet customer demand. As a result of the intensified programme of physical audits, 1.1 million pallets have been added back to customers' holdings, with associated revenue gains. Customer shortfalls led to compensations being charged for a further one million pallets. In addition, provisions have been made in relation to four million pallets that have been written-off as a result of this process.

These measures are important not only for CHEP, but for its customers, as a more efficient pallet pool will deliver benefits across the supply chain. To achieve this, we are working with our distributor customers to develop a better asset management system.

Much work has been done in CHEP Europe to quantify the issues, and to develop the most appropriate – and enduring – solutions. While there is considerably more to be done over the remaining 20 months of this restructuring programme, progress is on track and we are committed to improving service quality, reducing cost and improving the return on capital invested in this part of our business.

Elsewhere, CHEP's operations in our markets of Asia-Pacific and Africa had a good year, with revenue up 15% and an improvement in operating profits.

The implementation of a standard IT platform with SAP – initially in the USA and, more recently, in Europe – has been completed. A major business process change of this scale is rarely achieved without issues and the SAP rollout in CHEP Europe did cause some process disruptions, particularly in the area of invoicing. Continuous improvement is being made and, by the end of the year, debtor days outstanding for CHEP had reduced by seven days year on year, with an even greater rate of improvement in Europe. This important systems investment provides great potential for process standardisation and improvement, and additional projects are currently underway to pursue these opportunities.

Despite the challenges in some regions, CHEP remains an attractive business proposition, with a globally recognised brand franchise and a significant competitive advantage in each of its regions.

Clearly, improved asset productivity will be the driver of performance in CHEP, while offering our customers tangible benefits including quality, technology, reduced cost, innovative products and convenience.

Cleanaway

Despite difficult conditions in some markets, our waste management and recycling division continues to perform steadily and generate a strong cash flow.

Cleanaway remains one of the best performing waste management businesses in Europe, partly due to its strategy to limit its exposure to landfill operations in the UK. This strategy served Cleanaway UK well in 2003 as it was not affected to the same degree as its competitors by the new, and more restrictive, Landfill Directive.

In the UK, Cleanaway's strategy to build a profitable municipal waste business culminated in a number of important municipal contract wins during the year. In 2003 Cleanaway made excellent progress in the municipal market sector, increasing its order book by £188 million and growing market share. The total value of the UK municipal order book now stands at around £750 million.

Cleanaway also competes effectively in the UK Commercial and Industrial segment, with a focus on building local density and market share, as well as developing relationships with large companies through its Total Waste Management business.

The Rainham Materials Recycling Facility, which was opened last year, has reached operating targets ahead of schedule and is a superb example of the infrastructure required in the UK to meet the country's sustainable waste targets and global environmental responsibilities.

Our German operations were able to maintain profit at similar levels to last year despite the weak German economy and the impact of the introduction, in January 2003, of a compulsory deposit scheme for drinks containers, which had the effect of removing volume from the national recycling system (the Duales System Deutschland, known as the DSD).

DSD – a privately operated, non-profit organisation responsible under the German Packaging Ordinance for the recycling of sales packaging – is in the process of re-tendering its contracts with the waste management companies. In 2003 the DSD programme accounted for 20% of Cleanaway's revenue in Germany – or 7% of total Cleanaway revenue. The outcome of the re-tendering is expected to be known in late 2003 and the new contracts will take effect from January 2004. We have factored in some inevitable price reductions arising from such a comprehensive re-tendering. Plans are in hand to consolidate facilities and reduce costs to mitigate some of the negative profit impact.

Cleanaway Australia also continued to be successful in the area of municipal contracts, winning 15 tenders during the year, in addition to securing extensions of three contracts. The business has also focused on a number of environmental initiatives, including an innovative 'bio-insert' bin for green waste, which is exclusive to Cleanaway and now being used as part of a municipal contract in South Australia.

Cleanaway Asia, already well established in Taiwan, has directed its main development focus on mainland China. After the start up of the first landfill gas-to-energy plant in Nanjing last year, work on a new plant is well advanced in Xian. Our recovered paper trading business in China has doubled over the last year.

Despite current pressures in some areas of its operations, Cleanaway's strength in the collection and recycling sections of the waste management value chain means that this business remains well placed for future success.

Recall

Our information management division completed another very successful year, increasing revenue by 13% and comparable operating profits by 23%.

Recall's organic growth rate was strong and was supported by growth from the 18 acquisitions undertaken during the year, notably those in the USA, UK and Sweden.

Recall continues to expand to achieve targeted levels of coverage in selected regions and economies of scale. In this context, its acquisition strategy is based on two key objectives: extending its business 'footprint' in key strategic or new markets and adding important storage capacity, particularly for its Document Management Services division. Recall maintains a highly disciplined approach to acquisitions, seeking a strong strategic fit at an acceptable price.

New geographic markets entered during the year included a move into Sweden and Finland.

Our continued expansion into the growing market for Secure Destruction Services was also augmented by acquisition. In this segment, Recall is the market leader in the United States, where it was boosted by new, national contracts, and future growth will be aided by the heightened business and legislative focus on secure destruction of data, arising from both privacy and commercial concerns.

North America remains the most important market for Recall and there are opportunities to strengthen the business in Europe, where acquisitions fuelled 46% revenue growth for the year.

The Asia-Pacific and Latin American businesses continued to perform soundly. While revenue growth in Australia and New Zealand slowed relative to some other markets, profit growth of 43% was achieved. Asia delivered modest growth in an under-developed market.

Recall is now well positioned with operations right across the information management spectrum, providing opportunities to leverage its service menu with customers globally.

Brambles Industrial Services

The strong performance in Australia, which comprises about half of this division, was the cornerstone of a robust performance for Brambles Industrial Services for the year under review.

The successful restructuring of the Australian business has been the culmination of the programme commenced three years ago to refocus this division on selected industries in which we serve key customers, offering a powerful combination of outsourcing benefits to our customers and earnings potential for Brambles.

Highlights in Australia included a strong year from the new pulverised coal injection plant at BHP Steel's works at Port Kembla, New South Wales. A feature of the year was the successful renewal of a number of major contracts, in addition to further new contracts being won.

The Australian result was offset partly by weaker performance in the Northern Hemisphere, where the business is focused solely on the steel industry. Reported profit was lower than in the previous year due to reduced volumes from Corus at Port Talbot in the UK and the write-off of assets following a customer bankruptcy.

Despite the recent uncertainties surrounding the UK steel services activities, contracts in this business are generally characterised by both their stability and duration. In addition, Corus' re-structuring plans indicate the competitiveness and promising future of our key site at Port Talbot, where Corus' UK activities will be consolidated and capacity increased.

Overall, Brambles Industrial Services continued to be a strong generator of cash.

Regional Businesses

The result for Brambles' Regional Businesses was impacted by a poorer trading performance by Interlake, arising from a softer US economy and reduced demand. Interlake's cost structure is being reduced and its manufacturing plant in California, USA was closed during the year.

Quality improvement programmes

In each of our divisions, we have the opportunity to ensure we deliver service quality in a consistent manner and we are applying standard productivity and quality initiatives across our businesses.

Each of CHEP, Recall and Cleanaway now has universal quality improvement programmes to transfer best practice globally to develop robust business models to underpin future growth. Brambles Industrial Services is currently implementing such a programme in Australia. These programmes are focused on achieving measurable improvements in two specific areas – service quality and internal productivity – and each programme engages our employees directly in this process.

In CHEP, every pallet and container must travel through our customer network in a predictable, error-free fashion – from delivery through to invoicing. We call this programme the Perfect Trip. Recall's statistically-based service improvement programme, the Perfect Order, is a global initiative to both deliver and measure quality service, providing an important competitive advantage to attract and retain business. Cleanaway is developing its Clean Run programme for implementation globally and application locally. Brambles Industrial Services is progressively implementing its Big Picture programme, which seeks to standardise policies and procedures, leading to consistencies in approach for the benefit of customers and employees.

People

I would like to pay tribute to the significant effort and commitment by Brambles' 30,000 employees around the world in driving the growth and, where necessary, implementing vital changes in our businesses.

We are continuing to work hard together to build a stronger Brambles to create value for shareholders.

Today, we do this under a common, accepted framework for our business dealings. The Brambles Code of Conduct was formalised and rolled out in October 2002 across the group globally, and has recently been updated and strengthened. The Code, reflecting the principles embodied in our shared values (see page 2), embodies the view that we are responsible to our shareholders who provide us with the capital to do business, and to our customers, our colleagues and the communities in which we operate.

The Code of Conduct spells out what is expected of everyone at Brambles in honouring those responsibilities in the way we go about our work. It makes clear our common obligations in fostering and protecting our businesses, their prosperity and their reputation.

Corporate social responsibility

During the year, Brambles also strengthened its commitment to corporate social responsibility (CSR), adopting a CSR policy which has been communicated to our employees as part of the Code of Conduct.

The mere existence of a policy does not fulfil our CSR responsibilities; rather, it is testimony to our sharpened focus on these issues. Brambles embraces the principles of CSR and, on pages 29–37 of this report, we provide details of our performance in these matters, including in the key risk areas of environment and health and safety.

Strategic focus

In summary, our strategy is to maximise organic growth in CHEP, to continue to pursue organic growth and selected acquisition in Recall and Cleanaway, and to ensure the continuing robustness of Brambles Industrial Services and the Regional Businesses.

A comprehensive re-structuring programme is being put in place in CHEP and progress is on track. Throughout Brambles, our management structure and capability have been strengthened. Quality programmes, involving a large number of our employees, are being introduced across our businesses to measure and improve customer service – strengthening our relationships with, and the quality of our service offerings to our customers. Importantly, the cash generation capacity of Brambles has been greatly enhanced to support sustainable growth.

For the year ahead, management's priority is to:

- Successfully implement the CHEP re-structuring to return this business to profitable and sustainable growth;
- Continue to manage Cleanaway to weather the challenging conditions in its sector;
- Continue to grow Recall through organic investment and by selective acquisitions that can add value;
- Maintain progress in Brambles Industrial Services; and
- Improve the effective application of capital and improve cash flow generation.

I am confident that the work undertaken during 2003 will support the successful pursuit of those goals.

CK Chow
Chief Executive Officer

Business Reviews

Underpinning all CHEP's activities during the past year has been a clear focus on building a sustainable growth platform for this business – one that will deliver the powerful combination of creating shareholder value and building enduring and mutually beneficial relationships with CHEP's customers.

In essence, CHEP's strategy to generate improved Brambles Value Added and customer satisfaction is to:

- tighten its focus on asset productivity, which is CHEP's core competence and driver of returns. Fundamental to this is CHEP's ability to track pallet and container movements accurately at all points of the cycle, maximising returns from its assets and thereby managing the level of capital investment needed to grow the business; and
- differentiate CHEP from its competitors through quality of service delivery, the application of technology, innovative products and the ability to offer a lower cost solution to customers. These factors will support CHEP's growth.

To deliver these objectives, CHEP is developing standard operating procedures and global best practice for its services, products and systems, setting a common foundation for the pooling business worldwide including standard terminology and key performance metrics.

This approach to improving asset productivity has involved the development of standard measures of the stocks and flows of pallets and containers – allowing CHEP to measure its control of assets, at any point in the supply chain. Introduced globally, this approach to asset productivity has been at the heart of CHEP's efforts in the USA and Europe restructuring programmes.

Americas

In constant currency terms, revenue in CHEP Americas grew 12% on the previous year, although comparable operating profit was marginally lower than last year. On the same basis, there was continued strong growth in Latin America and Canada.

Benefits are emerging from the performance improvement programme which has been underway in the United States since early 2002. Key areas of improvement to date in the United States include heightened management of the flows of pallets outside CHEP's participating distribution network. This can be measured by a decline in the number of pallets flowing to non-participating distributors (NPDs) from 5.1% of total pallet movements last year to 4.1%, and an

Salt Lake City, USA





£ millions	**Year ended 30 June 2003**	Year ended 30 June 2002	Change %
Sales	**1,284**	1,202	7
Comparable operating profit[1] after ongoing harmonisation	**199**	228	(13)
One-off accounting harmonisation	**–**	(21)	–
Comparable operating profit[1] after all accounting harmonisation	**199**	207	(4)

[1] Page 78 defines comparable operating profit, and shows a reconciliation to statutory profit before interest and tax of £148 million (2002: £206 million).

increase in the level of prompt recovery of pallets from these sources – from 56% to almost 78%.

The project to consolidate the service centre network in the United States is fundamentally complete, with 75 service centres in operation. This new service centre network assisted a 6.4% reduction in unit transport costs and is allowing CHEP to improve pallet quality, which will ultimately increase customer satisfaction levels. However, the need to bring stocks of pallets in the service centres up to CHEP's required quality standards and the increasing level of returns from NPDs resulted in an increase in inspection and repair costs. This occurred predominantly in the second half of the year, impacting the rate of improvement in CHEP USA's profitability.

The next element of this segment of the performance improvement programme is to reduce the levels of stock awaiting processing in the service centres.

CHEP has agreements with a number of key customers in relation to advocacy programmes, which bring tangible benefits to both parties. Customers advocate the conversion by their suppliers to using CHEP's services and, for its part, CHEP supports the customer in enhancing their logistics operations through the application of CHEP's total pallet management systems.

Revenue segmentation by region



£1,066 million
£1,202 million
£1,284 million
10%
42%
48%
10%
41%
49%
10%
43%
47%
Rest of world
Europe
Americas
2001
2002
2003
Years to 30 June

Revenue segmentation by product



£1,066 million
£1,202 million
£1,284 million
5%
4%
5%
86%
5%
4%
6%
85%
4%
4%
6%
86%
Other
Autocrates
RPCs
Pallets
2001
2002
2003
Years to 30 June



Sydney, Australia



Ridderkerk, Netherlands

"CHEP offers an unprecedented combination of supply chain cost reduction, superior technology, scale and global reach to deliver significant value and efficiency to manufacturers and distributors."

Victor Mendes
Chief Executive Officer, CHEP

The customer advocacy programmes with Wal-Mart, and SYSCO, the largest food service company in the United States, are yielding results. Retailer The Home Depot also commenced an advocacy programme during the year as has national supermarket chain Kroger, related to shipments for its produce department.

Europe
While revenue in CHEP Europe grew by 12% on the previous year, there was a 20% decline in comparable operating profits compared to 2001/02.

The priority for the new management team appointed to CHEP Europe at the beginning of the financial year was to comprehensively review the business to both quantify the issues and to determine the most appropriate course of action. This has resulted in a robust plan of action to restore performance in CHEP Europe. A number of elements of this plan are already in place, with all the elements being progressively implemented over the next 20 months.

The establishment of a more appropriate, pan-European organisational structure and the application of standard global processes and technology initiatives are resulting in lower overhead costs. By the end of the financial year, the total CHEP Europe workforce had been reduced by 120 and we anticipate that the total reduction of 300–400 will be completed by the end of June 2004.

To streamline service offerings and pricing structures to better reflect customer activity and the costs associated with such activity, commercial initiatives are being introduced throughout CHEP Europe.

A detailed review and re-design of the European service centre network has been undertaken to ensure that it is both located and configured appropriately. The resulting reconfiguration will provide better asset control and customer fulfilment, and is expected to be completed in late 2003.

Through the stepped-up campaign to improve the collection, repair and re-issue of pallets, CHEP Europe had increased its control ratio – that is, the ratio of pallets returned to CHEP of the total number issued – from 87% to 91% by the end of the financial year. A benefit of this is the commensurate reduction in capital expenditure as existing equipment is re-patriated and re-issued.

New contracts gained during the year included San Pelligrino and Nestlé Purina in Italy, Friskies in France, and Henkel in Germany, Italy and France.

Sao Paulo, Brazil



Memphis, USA


Brambles
247922


PROPINK Fiberglass Insulation
R-30
OWENS CORNING

While encouraging progress was made in CHEP Europe during the year and the recovery programme is on track, the benefits of the full implementation of the programme are expected to be yielded in the 2004/05 year.

Rest of world
In Asia-Pacific and Africa, revenue grew by 19% and comparable operating profits recorded a slight increase.

In March, CHEP Asia-Pacific was awarded a place among the 'Best Employers' in Australia, in an awards programme presented by Hewitt Associates, the Australian Graduate School of Management and *The Australian Financial Review*. Other highlights in Australia included major national retailer Woolworths rolling out reusable plastic containers (RPCs), and fresh food producer Lamattina issuing its one millionth RPC.

In these markets, where the CHEP model is already well established, the application of CHEP's global initiatives can only further improve the performance of the business.

Customer focus

The Home Depot, USA

The Home Depot is one of the world's largest retailers, with an emphasis on home improvement products. The company operates over 1,500 stores and 60 distribution centres across North America.

Each year, hundreds of manufacturers ship 1.5 million CHEP pallets under load to The Home Depot, who also rent an additional four million CHEP pallets to supply their stores with product.

CHEP's multi-year Total Pallet Management agreement with The Home Depot provides value in several ways: CHEP manages the full pallet fleet, reducing system cost and the level of capital investment required by our customer. A reverse logistics programme utilises CHEP personnel to pick up pallets at all Home Depot stores, thus reducing return shipping costs. Pooling and re-use of the pallet fleet also helps to protect the environment by diverting some 30 million pallets a year from landfill disposal.

Representatives of both companies are working to identify additional opportunities for supply chain savings.

Los Angeles, USA





Despite flat operating conditions in its key European markets, Cleanaway continued to perform steadily and generated strong cash flow during the year. Revenue growth was 5% on the previous year. In a year when no major acquisitions were undertaken, this was achieved through a focus on organic growth, particularly in the municipal segments in the United Kingdom and Australia.

A strategic priority for Cleanaway during the year was to improve customer service and productivity through streamlining its operations. The Clean Run programme was introduced as a global initiative that focuses on enhancing customer service and productivity in all Cleanaway locations.

Reflecting the importance for Cleanaway of a strong environmental record and recognising its duty of care to its customers and to the public to manage waste safely, Cleanaway will launch its Global Environmental Report in October 2003. This builds on the work already undertaken in Cleanaway UK, where a comprehensive environmental report was published in 2002.

United Kingdom

The United Kingdom, where Cleanaway sourced 46% of its revenue in 2002/03, remains an attractive growth market. This growth will be supported by the full impact of the Waste Strategy 2000, which sets recovery and recycling targets, and the legislative framework to meet European Community directives regarding the treatment and reduction of wastes going to landfill.

The UK Dry Waste division performed robustly, demonstrating the merits of Cleanaway's focus on the collection and recycling segments. A greater share of the outsourced municipal waste collection market was achieved during the year, with new municipal tenders won including Thurrock, Medway, Croydon and Tower Hamlets and the extension of the Lambeth contracts. In a very competitive market, Cleanaway UK won 40% of all tenders it submitted, bringing the total UK municipal order book to around £750 million.

New business was also won in grounds maintenance, including the Newham and prestigious Hyde Park contracts, along with major contract renewals such as Richmond and Liverpool.

Rostock, Germany




CLEANAWAY™

£ millions	**Year ended 30 June 2003**	Year ended 30 June 2002	Change %
Sales	**964**	916	5
Comparable operating profit[1]	**96**	97	(1)

[1] Page 78 defines comparable operating profit, and shows a reconciliation to statutory profit before interest and tax of £76 million (2002: £83 million).

The advanced technology Materials Recycling Facility at Rainham in Essex was commissioned during the last financial year and its performance this year has exceeded expectations. It is now operating at close to full capacity. There is an increasing requirement in the UK market for further development of this kind of recycling infrastructure. In July 2003, Cleanaway also announced a joint venture with Greenwich Council for the development and operation of a Materials Recycling Facility. It is expected to commence operating in mid-2004.

The overall performance of Cleanaway UK was constrained by pressure in the technical waste segment, which has been impacted adversely by the introduction of the Landfill Directive in July 2002, and margin pressure in the Building Repairs and Maintenance business, which was sold in March.

Overall in the UK, growth will be underpinned by environmental and political trends, particularly as the UK lags behind much of Western Europe in providing alternatives to landfill.

Revenue segmentation by region


£834 million
£916 million
£964 million
1%
17%
43%
39%
1%
17%
36%
46%
2%
17%
35%
46%
Asia
Australia/ New Zealand
Germany
United Kingdom
2001
2002
2003
Years to 30 June

Revenue segmentation by service


£834 million
£916 million
£964 million
19%
1%
15%
12%
53%
16%
3%
15%
12%
54%
17%
3%
14%
14%
52%
Other
Facilities management
Disposal
Sorting/ recycling
Waste collection
2001
2002
2003
Years to 30 June

London, United Kingdom



Hamburg, Germany



> "Cleanaway applies its valuable international expertise to develop solutions for the local requirements of our customers in the collection, recycling and treatment of waste, while helping our customers comply with the environmental and waste legislation which is now a feature of this industry."

Gerben Westra
Chief Executive Officer, Cleanaway

Germany

In its second largest market, Cleanaway was one of the best performers in its sector. Revenue was sustained at the previous year's levels, despite weak economic conditions and the introduction of a new deposit scheme for drinks containers.

The introduction in January 2003 of a single-use drinks packaging deposit scheme resulted in reduced waste flows into the national packaging recycling system, Duales System Deutschland (DSD). Cleanaway, which is a major supplier to DSD, was impacted by this overall reduction in volume.

During the year, DSD undertook a re-tendering of all contracts with its waste management suppliers. While Cleanaway expects to continue to be a major supplier to DSD, some profit contraction has been factored into the new contracts, which will commence in January 2004. Business streamlining, including the consolidation of facilities, will help to mitigate part of the impact of the expected margin reductions.

The impact of fluctuating recovered paper prices over the year was slightly positive for Cleanaway. Recovered paper is a commodity that mainly arises through separate collection from households, commercial and industrial sources, and from sorting of co-mingled recyclables.

During the year, Cleanaway Germany acquired the majority of its PET recycling plant in Zurich, Switzerland. The Cleanaway PET operations in both Zurich and Rostock focus on bottle-to-bottle PET recycling and further expansion of this fast-growing business segment is envisaged.

Last year, Cleanaway Germany undertook the development of a landfill site in Tallin, the capital of Estonia. The construction of the facility has now been completed and the official opening took place in June 2003.

Cleanaway remains one of the most profitable waste management operators in Germany and, looking forward, its approach in this market is to provide high quality local service and to achieve further economies of scale in regional recycling and processing plants.

Asia-Pacific

Cleanaway also operates in Australia, where it is the market leader, and in Asia and New Zealand.

In a highly competitive market, Cleanaway Australia performed particularly well.

With the addition of its 18 new municipal contract wins and contract extensions achieved during the year, the total value of its Australian municipal contracts now stands at more than A$530 million.

Initiatives to develop new market segments have included the successful launch during the year of the 'bio-insert' bin, a breakthrough in kerbside green waste collection technology, which is exclusive to Cleanaway. The bins, which reduce the volume of green waste by around 50%, are an integral part of Cleanaway's new contract with the Tea Tree Gully council in South Australia.

Rainham, United Kingdom

Brisbane, Australia


CLEANAWAY



In Asia, Cleanaway offers a range of services centred on industrial/hazardous waste and landfill gas-to-energy in Taiwan and, more recently, Cleanaway commenced landfill gas-to-energy businesses in mainland China. Cleanaway is a specialist in developing and operating landfill gas-to-energy facilities, and the new Nanjing plant – which commenced operations last year – is performing in line with expectations. A new site in Xian is under construction. The results in Asia for 2002/03 were flat, reflecting the soft Taiwan economy and a lower level of one-off site remediation projects compared to the high level of project work in 2001/2002.

Customer focus

Total Waste Management at BASF, UK

Cleanaway UK has been providing a Total Waste Management (TWM) service to BASF, the world's leading chemical company, since early 2001.

Cleanaway works with BASF at its Cramlington site in Northumberland, at Seal Sands at Teeside and – as a result of the approach taken at that site – Cleanaway also recently gained the TWM contract for BASF's UK headquarters at Cheadle in Cheshire.

In addition to demonstrating a clear commitment to environmental and health and safety issues, Cleanaway has also been able to develop innovative and tailored solutions to deal with BASF's wide range of waste. Added value for BASF was delivered by strong local TWM teams building on the vast experience of Cleanaway in waste management and recycling.

Cleanaway's positive impact on BASF has resulted in Seal Sands, its largest UK manufacturing site, adopting waste minimisation and waste recycling in its business objectives for 2003, including a Cleanaway-led housekeeping awareness programme, which is fully supported by BASF management.

Kaohsiung, Taiwan





Recall achieved revenue growth of 13% for the year, the majority of which was through organic growth. This was a significant achievement, as the 18 acquisitions made during the year created a larger base from which to grow. Importantly, growth in profitability continued to exceed revenue growth.

Recall's global business foundation comprises a standard service menu, standard operating procedures and a standard, global IT platform. From that basis, Recall has been able to clearly define acceptable service delivery through its statistically-based service improvement programme, Perfect Order.

A Perfect Order is one which is not only on time and complete but one that has been delivered completely consistent with Recall's standard operating procedures.

This programme has been a mobilising force behind business improvement for Recall in the past year. Early evidence shows that it is driving increased customer satisfaction and, in turn, revenue growth. Perfect Order continues to have a positive effect on reducing customer turnover, with the ratio of new to discontinued customer cartons improving significantly in the second half of the year.

Document Management Services

Document Management Services (DMS), Recall's major business segment, continued to achieve improved revenue growth, particularly in the second half.

Acquisitions were undertaken during the year to broaden the business 'footprint' into new and strategically important markets, and also to add efficient storage capacity to support future growth.

A goal for the year was to expand into two new, significant North American markets. This was achieved through the purchase of Professional Records Storage, providing entry into the Washington, DC market, and the acquisition of All-Data in Minnesota, with centres in the Twin Cities of Minneapolis-St Paul.

A very efficient, modern storage facility in an existing market was added with the purchase of Atlanta Records Management, a very strong player in the legal and financial services segments in the south-east of the United States.

The March acquisition of the UK-based Sentinel brought a 'best practice' facility in Greenwich, London – a market in which Recall's existing capacity had become constrained. The 'mega-centre' provides substantial additional capacity to service growth in this market.

During the year, Recall became the leading document management provider in Scandinavia with entry into two new markets – Sweden and Finland. It also completed the purchase of the leading data management services business in Oslo, Norway –

Auckland, New Zealand



recall™

£ millions	**Year ended 30 June 2003**	Year ended 30 June 2002	Change %
Sales	**258**	229	13
Comparable operating profit[1]	**49**	40	23

[1] Page 78 defines comparable operating profit, and shows a reconciliation to statutory profit before interest and tax of £37 million (2002: £30 million).

Arkivrommet Recall – in which Recall has held an equity stake since 2001, and increased its stake in Arkivrommet in Denmark.

Elsewhere, extra capacity has been developed. Recently, a new mega-centre was opened in Boston, USA and a highly efficient, one million carton mega-centre was opened in Sao Paulo, Brazil.

Through its joint venture in Singapore, Recall operates the tallest information centre in the world. The 45 metre storage tower was matched during the year with the construction of a second tower. Both feature a sophisticated crane system.

Secure Destruction Services
Secure Destruction Services (SDS) is Recall's fastest growing business, with a leading position in North America.

A focus for SDS during the year was the consolidation of acquisitions made in the past three years, which included a number of the leading secure destruction companies in North America. Those acquisitions formed a national network of secure destruction facilities which have been re-branded and brought under a single management team.

Another aim in SDS was to fill the geographic 'holes'. That was achieved to a great extent by acquisitions in key markets

Revenue segmentation by region



£190 million
£229 million
£258 million
4%
19%
25%
52%
3%
16%
23%
58%
3%
16%
29%
52%
Other
Australia/ New Zealand
Europe
Americas
2001
2002
2003
Years to 30 June

Revenue segmentation by product



£190 million
£229 million
£258 million
5%
18%
19%
58%
4%
15%
27%
54%
3%
13%
28%
56%
Integrated Document Solutions
Data Protection Services
Secure Destruction Services
Document Management Services
2001
2002
2003
Years to 30 June

Atlanta, USA Sydney, Australia



recall
TOTAL INFORMATION MANAGEMENT
recall

"Through Recall's global quality initiative – Perfect Order – we have been able to define in very objective terms how we measure quality service, allowing us to understand whether we are delivering on our promise to customers. Through our efforts in Recall this year, we now have the ability to show our customers exactly how we performed ... by service centre, by order, by day, by shift, by type of item, by any way they want to slice it."

Al Trujillo,
President & Chief Executive Officer, Recall

including in the United States, major centres in Indiana, Kentucky, Mississippi, Ohio, Rhode Island and a number of locations in Texas, and Vancouver in Canada.

A number of important, national contracts were also gained in the United States, including a contract with Wal-Mart to service 3,000 pharmacies across the country.

In Thailand, where Recall had already forged a presence in DMS and Data Protection Services, a Secure Destruction Centre was opened in the industrial province of Samutprakarn, outside Bangkok.

External factors continue to fuel growth in demand for secure destruction, as new regulations and heightened concerns about identity theft and corporate governance have increased attention on these issues. In the US, a raft of new State privacy laws require the secure destruction or shredding of certain documents.

Data Protection Services
During the year, this business achieved consistent, profitable growth in its established markets, benefiting from the heightened awareness of the need for adequate disaster recovery systems in the current global security environment.

A significant accomplishment was the conversion of systems to a common operating platform, allowing Recall to provide consistent, secure data tape storage and business continuity services in its key markets of North America, the United Kingdom and Asia-Pacific. There are plans for expansion of these services in South America.

The provision of software escrow services continued to expand globally with the North American business growing by 21% due to a strong sales programme.

Integrated Document Solutions
Recall's smallest business stream, Integrated Document Solutions (IDS), has been strategically refocused in the past year. The number of digital images stored on-line was increased significantly and the business offering moved to a more integrated solution, including not simply the hosting of images, but also the conversion of documents from paper to digital form.

Atlanta, USA

Singapore


recall



To support this strategic shift, additional scanning capacity was added in each of IDS' major markets.

This year, Recall made its first IDS acquisition, ISI in Atlanta, Georgia, complementing the existing business and bringing specialised imaging and data capture services.

Solutions focus
Recall's four complementary business streams provide customers with a full suite of services.

The sales organisation is being transformed from a product-oriented to a solution-based organisation, structured to serve particular industries. Where, previously, Recall might have had two or three people calling on a customer, it now has one national, major account manager for each customer – with product specialists brought in as needed for a specific solution.

Growth for Recall will continue to come from selected acquisitions and from the large segment of the market for outsourcing of information management that is, as yet, untapped.

Customer focus

Recall Secure Destruction Services ensures dependable, confidential destruction of all types of material for clients in industries such as financial services, health care and information technology.

Recall's global network of Secure Destruction Centres is specifically engineered, staffed and monitored to provide the highest standards of efficiency and confidentiality in dealing with items including records of financial transactions, consumer information, medical patient records and uniforms.

Materials are collected by Recall's trained Security Service Representatives, transported in secured trucks, and delivered to a Recall Destruction Centre. The materials are then shredded or pulverized to render them unrecognisable and/or unusable, then recycled whenever possible.

Through its reliable and secure services, Recall is capable of destroying a wide range of sensitive materials. In addition to confidential paper documents, disks, tapes and films, Recall can handle items with high intrinsic value such as excess, superseded or sub-standard branded products that need to be removed from channels of commerce. A Certificate of Destruction is available for each service.

With integrity and discretion, Recall ensures the proper disposal of all types of confidential information and the medium on which it is held, removing the risks associated with accidental or intentional breaches of privacy.

Sydney, Australia



Brambles
INDUSTRIAL SERVICES

£ millions	**Year ended 30 June 2003**	Year ended 30 June 2002	Change %
Sales	**282**	273	3
Comparable operating profit[1]	**28**	31	(10)

[1] Page 78 defines comparable operating profit, and shows a reconciliation to statutory profit before interest and tax of £23 million (2002: £27 million).

Brambles Industrial Services completed another year of solid performance. Ongoing cash flow continued to improve, largely due to tight management of working capital and prudent levels of capital expenditure.

The refocusing of this business – a process initiated several years ago to concentrate Brambles Industrial Services on selected industries and key customers – resulted in a number of further divestments during the year. They included the sale of Heavy Contracting and a number of smaller maintenance and cranes operations.

Australia

The Australian business again performed well, with strong earnings growth and an improvement in gross margins of 2.5 percentage points. A key challenge for the year was the need to renew a large number of major contracts. Not only were each of the contracts successfully renegotiated – to the value of A$96.7 million annual revenue and under improved terms – a number of new contracts were also won.

The first full year of operation of the pulverised coal injection plant in Port Kembla, New South Wales was an outright success, both operationally and financially, leading to strong levels of customer satisfaction.

Northern Hemisphere

In the Northern Hemisphere, the business is focused solely on steel services activities, and predominantly in Europe where it works with two key customers – the Anglo-Dutch group, Corus, and the world's biggest steel maker, Arcelor. Each relationship is characterised by stable, long-term contractual arrangements.

Reported profit from the Northern Hemisphere was lower than the previous year due to reduced volumes from the Corus site at Port Talbot in Wales and the write-off of assets following a customer bankruptcy. Ongoing cash flow increased by 22% for the year, due primarily to improved working capital management.

Despite the difficulties Corus experienced during the year, it announced restructuring plans that indicate the competitiveness and promising future of the Port Talbot site, which is the key UK site for Brambles Industrial Services. Corus' UK activities will be consolidated at Port Talbot and capacity increased from 3.5 million tonnes up to 4.7 million tonnes per annum. A new blast furnace began operating at the site in early 2003, which will help to cater for this capacity increase.

To reduce operational overheads, integration of the UK and Netherlands operations under a single commercial and support structure was initiated during the year and was complete by July 2003. Ijmuiden – where Brambles Industrial Services provides coil carrying and haulage services – is regarded as the key Corus site in the Netherlands.

At Arcelor's Dunkirk site in France, Brambles Industrial Services had won three major contracts in the previous financial year, including scrap yard and briquetting

Wollongong, Australia


Brambles
PCI

Port Talbot, Wales



"The value that Brambles Industrial Services brings to its customers is a potent combination of capital, operating efficiencies and extensive knowledge of our tasks. As our tasks are intrinsic to the production processes undertaken by our customers, we operate in a seamless manner with them on-site."

Jean-Louis Laurent
Chief Executive Officer,
Brambles Industrial Services

activities. This has significantly increased Brambles Industrial Services' presence on this key site. Although implementation of the contracts is progressing well and some benefit did flow in the 2002/03 financial year, the long lead times for these contracts mean that the full impact will be derived over the next two years.

The small steel related operations in the USA had a mixed year, which included a major customer, National Steel, filing for Chapter 11.

During the year, substantial improvements were recorded in Brambles Industrial Services' overall safety performance – not only arising from the change in the business mix but also resulting from a concerted effort on safety campaigns within continuing businesses.

The focus for Brambles Industrial Services will continue to be on achieving further operational excellence.



Arcelor, France

Arcelor is the world's largest steel producer. At its Dunkirk site in France, Arcelor produces flat carbon steels, from raw materials to finished products such as hot coils, cold coils and coated steel sheets.

At the Dunkirk site, Brambles Industrial Services manages a number of specific tasks for Arcelor, such as cast iron breaking, steel plant cleaning, slag and metal recovery, scrap yard management and oxycutting. It is critical that these services are undertaken in a way that is seamless with Arcelor's main steel-making activities. This operational integration has been the cornerstone to Brambles Industrial Services' long-term and mutually beneficial relationship with Arcelor.

On-site safety is a priority for both partners. Brambles Industrial Services is certified to the French safety standard, M.A.S.E. Through the daily application of this prevention system, which is managed in close collaboration with Arcelor and includes elements such as team awareness, prevention programmes, work organisation, treatment of incidents and personalised training plans, Brambles Industrial Services helps to reduce risk on site.

£ millions	**Year ended 30 June 2003**	Year ended 30 June 2002	Change %
Sales	**121**	160	(24)
Comparable operating profit[1]	**4**	10	(60)

[1] Page 78 defines comparable operating profit, and shows a reconciliation to statutory profit before interest and tax of nil (2002: £8 million).

The Regional Businesses performed steadily, with the exception of Interlake where performance was hampered by unfavourable market conditions in the United States.

Eurotainer

Eurotainer, which manages an international fleet of specialised tank containers for transporting liquids, powders and gases, had a good year overall despite a tough operating environment. Rental rates and volume continue to be weak, due in large part to the difficult German economy.

This business has been a joint venture with CCR since January 2001. The joint venture continues to provide synergies and overhead cost savings.

TCR

TCR, a provider of ground support equipment used in aircraft handling, is a joint venture between Brambles and Fraport, a global airport management group.

As this business is impacted by the robustness of the aviation industry, the challenging circumstances faced by airline operators created a difficult environment for TCR. Despite this, TCR successfully expanded its operations including an acquisition of a small company operating at London's Heathrow airport, allowing TCR to fulfil increasing demands from customers for global ground support equipment requirements.

In response to feedback that customers were not obtaining optimum value from the ownership of ground support equipment, TCR increasingly provides customers with tailor-made rental offerings that supply readily available, sophisticated and reliable ground support equipment. Ground handlers can access this equipment on a short or long-term basis, depending on their requirements to service a particular aircraft. These tailored services provide customers with greater flexibility and allow them to focus on core competencies, and are a capital-efficient and cost-effective response to recent financial difficulties faced by the airline industry. Contracts were awarded by customers based at London's Heathrow, Gatwick and Stansted airports, Paris' Charles de Gaulle and Orly airports, and Schiphol airport in the Netherlands.

Interlake

Interlake, which designs, fabricates and installs static and dynamic storage racks in the Americas, continues to be impacted by the slowing US economy. This was exacerbated by the collapse of the e-business 'bubble', which resulted in the closure of related warehousing facilities and, also, excess capacity of warehouse racking in the market.

To reduce costs, Interlake's manufacturing base was re-structured during the year. The Lodi facility in California was closed and manufacturing capabilities consolidated in lower-cost sites.

The sales team was re-aligned to better reflect the needs of customers, shifting its focus from product-oriented knowledge to customer-oriented solutions. The sales force is now structured in line with customer sectors and an intensive training programme has begun to bolster 'solution selling' skills. O

Stansted Airport, United Kingdom



Singapore


TC IMPACT APPROVED

Corporate Social Responsibility Report

During the year, Brambles further strengthened its commitment to corporate social responsibility (CSR) made in its Mission and Values Statements.

It did so through developments in the following areas:

- new and updated CSR policies;
- a new CSR management structure;
- measurement of key performance indicators on CSR matters; and
- communication and reporting.

Social, environmental and ethical matters are an integral part of business. Brambles supports the responsible creation of shareholder value. Brambles has a comprehensive risk management system that highlights key risks in each of its businesses. This system is described in more detail in the Corporate Governance Report on pages 44 to 51.

The Board has reviewed the significance of particular risks associated with social, environmental and ethical issues for Brambles, and believes the most significant CSR areas for Brambles relate to the environment, health and safety. These areas are among those addressed in Brambles' CSR Policy and Code of Conduct, which are the subject of this report.

Our CSR policies

In June 2003, the Board adopted an overall CSR policy which has been communicated to all Brambles employees. A copy can be found on the Brambles website at www.brambles.com.

Brambles' CSR policy summarises more detailed policies on individual CSR issues and other areas, which are contained in Brambles' Code of Conduct. The Code of Conduct provides an ethical and legal framework for all employees in the conduct of Brambles' businesses. It defines the way in which Brambles relates to its customers, employees, shareholders, suppliers and the community. A copy of the Code of Conduct can also be found on the Brambles website.

During the year, new policies were introduced in the areas of Human Rights and Suppliers. Policies relating to employees and the environment were also extended, certain existing policies were combined under the heading of Business Integrity, and a policy on Speaking Up was added.

Our CSR management structure

Brambles has established a CSR Committee, comprised of the Chief Executive Officer, Chief Financial Officer, Senior Vice President Human Resources, Group General Counsel and Company Secretary, Head of Risk Management and Group General Manager Corporate Communications. Other senior executives, particularly the Heads of Investor Relations, may also be invited to attend as appropriate.

The CSR Committee, which is expected to

existing management structure (for example, the Executive Committee and the Group Risk Committee) and appropriate business representatives to implement the CSR policy.

Our business integrity

Brambles' employees are expected to conduct business in a way that enhances Brambles' reputation.

Corporate governance

As a global group, Brambles is governed by a wide range of legal and regulatory requirements. The overall corporate governance standards for Brambles are set by the Board. The Corporate Governance Report (pages 44 to 51) provides details of Brambles' risk management processes and internal controls framework.

Transparency

Brambles has a policy of openness and continuous disclosure throughout the organisation, so that any significant incidents in any areas are appropriately escalated, dealt with and communicated both internally and externally.

Bribery and corruption

Corrupt practices are unacceptable to Brambles. The giving or receiving of bribes or similar payments is strictly prohibited. All commercial transactions are required to be properly and accurately recorded. Sales agents, consultants and similar advisers must be appointed in accordance with these principles and paid at a rate consistent with the value of their services. Employees are prohibited from engaging in activities that involve, or could appear to involve, a conflict between their personal interests and the

Political donations
Brambles does not make donations to political parties and will not do so without the specific endorsement of its shareholders. However, under recent UK legislation, the term "EU political organisations" has been given a wide definition and may include, for example, bodies concerned with policy review or law reform which represent the business community, and which it may be in Brambles' interests to support. Accordingly, shareholders were asked at the 2002 Annual General Meeting to authorise expenditure in connection with such organisations, up to an annual limit of £200,000. This authority was granted and lasts until 2006. No such contributions were made during the year to 30 June 2003.

Competition
A core Brambles objective is to compete effectively and fairly in the markets in which it operates.

Brambles' managers are responsible for ensuring that they comply with competition laws in their area of operations, that all relevant employees receive thorough training in this area, and that they have manuals for ongoing reference. Competition compliance programmes and manuals are required to be regularly updated.

Brambles recognises that active compliance means managers must take an interest in competition issues, ask penetrating questions and demonstrate leadership in compliance. This requires managers to identify the competition areas where their businesses are most at risk from non-compliance, and to deal with these in regular training sessions.

Share dealing
Brambles has adopted a Securities Trading Policy, under which Directors and employees are prohibited from buying or selling Brambles shares if they are in possession of price-sensitive information that is generally not available to the market. Further details are set out in the Corporate

Speaking Up
Brambles has adopted a policy on Speaking Up, under which employees are encouraged to raise any genuine belief in the existence of actual or planned breaches of the law, Brambles' policies or the Code of Conduct, including any threat to health and safety, or damage to the environment. Employees are required initially to speak to their line manager, although the policy recognises that in some circumstances this may be difficult or impossible. In these cases, employees may contact the Head of Human Resources or General Counsel in their business division. Alternatively, they may communicate with the Brambles Company Secretary, the Deputy Company Secretary for BIP or the Brambles General Counsel, who are required to ensure that such matters are properly investigated and dealt with. Brambles will not tolerate the victimisation of any employee who speaks up in such instances.

Data protection and privacy
Brambles' employees are required to keep confidential all information gained during the course of their employment.

Brambles' policy is to maintain the privacy of information relating to its employees and customers. Where there are specific local privacy laws, they are incorporated into this policy.

Document management and retention
Brambles' businesses are required to review the need to develop a document management policy for the retention and destruction of documents, including computer records and e-mail. Such policies are required to comply with all relevant legal requirements. If legal proceedings are brought by or against a Brambles company, or if there is an investigation by a regulatory authority, all relevant managers are required to be informed immediately that documents (including those on electronic media) relevant to matters in dispute or under

Compliance sign off
Senior managers are required to provide a statement on compliance with the relevant areas of the Code of Conduct every six months, in connection with the Board's consideration of the annual and interim accounts.

Our environment

Brambles' environmental policies and practices are fundamental to the way it does business. Environmental insensitivity by individuals or corporations is not acceptable to the community or Brambles. Brambles asks its employees to take a thoughtful approach to environmental risk management.

Brambles attaches high importance to the protection of the environment. The nature of Brambles' businesses means that they benefit the environment by helping to reduce the environmental impact of their industrial and commercial customers, for example by providing reusable product-transport systems and by recycling wood, paper, steel scrap and other waste streams.

Brambles also recognises that its operations can have a direct effect on the environment and Brambles is committed to managing this responsibly. Brambles expects all employees to acquaint themselves with, and comply with, all relevant environmental laws and regulations covering their individual areas of operation. Brambles also expects them to care for the environment by improving the efficiency of resource usage and minimising waste generation.

Environmental management
Brambles' Environmental Policy is set by the Board and operates worldwide, including in countries that do not have comprehensive laws protecting the environment. Brambles' businesses are required to ensure that a site environmental management plan is prepared for all sites, and that proper records are kept to measure achievements against

Environmental policy

One of our Shared Values at Brambles is that we will always act with integrity and respect for the community and the environment. We are firmly committed to sound environmental practice in our daily operations because we value highly our natural environment.

It is a minimum requirement that all Brambles operations comply with all relevant environmental laws and regulations. We further expect all employees to care for the environment by adopting the following principles:

- Strive to achieve best environmental practices in the industry;
- Continually improve the efficiency of our use of raw materials and energy per unit output;
- Minimise the generation of emissions and waste per unit output;
- Dispose of unavoidable waste in a responsible manner;
- Minimise social impacts such as noise and loss of visual amenity;
- Respond to any community environmental concerns with integrity, honesty and respect; and
- Ask our contractors and suppliers to adhere to the same environmental standards that we do.

Where possible, each business should set environmental performance targets, monitor progress and report results. Where appropriate, Brambles' overall environmental performance should be publicly reported.

The Brambles' Environmental Policy requires every business to ensure that these principles are adhered to, and that a site environmental management plan is developed for all sites under its control. Factors to consider include:

- Appropriate containment, storage and disposal of wastes and other potential contaminants;
- Management and monitoring of air emissions, wastewater discharges, and waste stream releases;
- Effectiveness of truckwash and stormwater containment facilities;
- Maintenance and monitoring of fuel storage tanks;
- Containment systems in the event of accidents such as equipment fires, breakdowns and vehicle collisions;
- Containment of landfill leachates;
- Appropriate management and handling of waste streams at waste treatment plants;
- Paint spraying emission minimisation;
- Noise and dust abatement;
- Preservation of visual amenity;
- Regulatory and licensing requirements; and
- Any other community-sensitive environmental issues.

Regular environmental audits will be conducted to evaluate compliance with applicable laws and regulations and implementation of this policy.

Each of Brambles' global business units operates its own environmental management system (EMS), under the governance and monitoring framework set up by the Group Risk Committee, details of which are set out in the Corporate Governance Report on page 49. The nature of the EMS depends on the activities undertaken at each site, but all are required to conform to minimum standards. Many sites have achieved certification to the international standard ISO14001, as noted on pages 32 to 33.

Environmental compliance reports are prepared and presented to the Board twice a year. Environmental audits are undertaken by the businesses and by Brambles Head Office, regulatory authorities and external bodies for certification purposes (for example ISO14001).

For Cleanaway, operating in the waste management industry, more detailed policies relating to the environment are required. For this reason, Cleanaway has its own Global Environmental Policy which implements Brambles' policy in a manner tailored to its activities. Cleanaway, which publishes a UK environmental report, plans to produce a global environmental report later this year.

Environmental performance

Individual businesses within Brambles have independently monitored and tracked fuels and energy usage for a number of years, with the objective of reducing costs and environmental impact. In the coming year Brambles will continue to strengthen its programme for monitoring, reporting, and controlling greenhouse gases (GHGs). This will focus on energy and fuels consumed, and on other sources of GHG emissions resulting directly from Brambles' operations. Brambles plans to set improvement targets and publish these in next year's annual report.

Brambles' businesses manage a number of other environmental impacts that are not common to the group as a whole. For example, Cleanaway has performance measures covering water use, waste-to-energy generation, volume of green waste composted, number of trees and length of hedgerows.

Set out below are examples of how Brambles' businesses are committed to taking care of the environment. Further details on these and other case studies appear on our website.

ISO14001 implementation continues

Brambles has been progressively implementing ISO14001 compliant environmental management systems at certain operating facilities. All CHEP European automotive container service centres have been certified, along with all pallet service centres in the UK and Spain. Cleanaway UK has certified 93 depots to ISO9002 (a quality standard) and 15 depots to ISO14001. More facilities are expecting certification next year.

Using waste to your advantage

National Recovery Systems (NRS), the US subsidiary of Brambles Industrial Services, has developed programmes and processes that turn waste materials containing iron and carbon into raw materials that can be reused in the steel industry. Its success rests with its proven ability to provide tailored solutions for every application and a variety of waste material including dusts, sludges and solids.

Sources of greenhouse gas emissions

Typical sources of energy used by Brambles' businesses are electricity and natural gas for building and stationary operations; gasoline and diesel for transportation; and propane or battery power for forklifts and material-handling equipment. Some facilities also use liquefied petroleum gases (LPG) as back-up fuel for natural gas supply. Acetylene and other gases are used for welding at some operations.

Fuels release different amounts of GHGs when burned. Natural gas, for example, releases roughly half as much carbon dioxide as coal for the same amount of energy. The choice of fuels and energy sources for most businesses is limited by price, availability, suitability and safety. Where possible, Brambles encourages use of the fuel option causing the lowest GHG emissions. For example, some operations have converted from battery-powered fork lifts to diesel or propane-fuelled equipment: these in fact generate lower GHG emissions when emissions from power generation activities required to charge batteries are taken into account.

Landfill gas constitutes a significant proportion of Brambles' emissions. However, over 75% of landfill gas generated by Brambles' businesses is used for power generation. Data is not collected on passive emissions of landfill gas to the atmosphere.

The following graphs show Brambles' environmental performance in relation to GHG emissions, energy and transport fuels. The graphs are based on data recorded over the six months to June 2003. Some operations are still developing the necessary data collection systems. In these cases, estimates have been made.

Brambles Greenhouse Gas Percentage by Business Unit


BIS 11%
CHEP 4%
Recall 30%
Cleanaway 55%

Brambles Greenhouse Gas Generation by Source


Fuel Oil/ Diesel 34.3%
Electricity 13.7%
Natural Gas 2.8%
Propane 0.2%
Landfill Gas 46.2%
Gasoline/ Petrol 2.6%
LPG 0.2%

CO_2-Equivalent Emission Intensity Kilogrammes Generated per Unit Revenue


Kg CO2 per GBP
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
Group
BIS
CHEP
Clwy
Recall

Energy Intensity Energy Consumed per Unit Revenue


Million Joules per GBP
10
8
6
4
2
0
Group
BIS
CHEP
Clwy
Recall

Transport Fuel Intensity Volume Consumer per Unit Revenue


Litres per GBP
0.20
0.15
0.10
0.05
0.00
Group
BIS
CHEP
Clwy
Recall

Improved customer service
+ improved operating costs
+ improved environmental performance
= a winning combination

In 2002, CHEP implemented an initiative to optimise the configuration of its network of facilities in the US. This led to a significant reduction in transport distances, improving customer service and environmental performance while reducing operating costs. CHEP is studying its European network to derive similar benefits there.

Our businesses and the environment

CHEP – equipment pooling

Compared with disposable pallets, pallet pooling significantly reduces the use of resources and waste – an estimated seven million tonnes a year of waste savings in the US alone. CHEP pallets, containers and crates are routinely reused and broken parts recycled for animal bedding, mulch or fuel. In addition to its 240 million pallets, CHEP also operates a pool of some 40 million plastic containers. The pool provides reusable or returnable plastic containers as a substitute for cardboard packaging used to transport fresh fruit and vegetables, so reducing waste by avoiding the need for many thousands of tonnes of cardboard boxes.

CHEP's negative environmental impacts are primarily transport related energy use and GHG emissions. These are being addressed by reconfiguring CHEP's US and European service centre networks to reduce transport distances. Other potential issues – such as adequate facilities to contain contaminated water run-off from cleaning vehicles or rainwater, control of paint spray emissions, and noise abatement – are managed by CHEP's environmental management system. This includes site environmental management plans at all operating sites and ISO14001 certification at key locations.

Cleanaway – waste management

Cleanaway provides an integrated range of waste management services to its municipal, commercial and industrial customers in the UK, Germany, Australia, New Zealand and Asia. Cleanaway aims to contribute to the welfare of its customers and to the public by managing society's wastes safely, without causing pollution to the environment or harm to human health. To this end, Cleanaway recognises its duty of care and applies a rigorous environmental management system at all sites, in conjunction with ISO14001 certification at selected key facilities. A long established environmental compliance management structure has ensured that its environmental performance is one of the best in its sector.

The waste management market has become increasingly complex as national and local governments, for which the environment is an issue of mounting importance, raise the level of regulatory control over waste disposal and recycling. Cleanaway is committed to servicing this market with the most sustainable waste management solutions, and with concern for the long-term impacts of its operations.

Increasingly, Cleanaway's customers are faced with legislation mandating recycling, landfill reduction and environmental protection. Cleanaway's response to this legislation has been to invest in advanced recycling facilities, such as those at Rainham, Essex in the UK, and Rostock in Germany, both of which were opened in 2002.

Cleanaway UK has published an environmental report which is available at www.cleanaway.co.uk. A similar report – planned for publication later this year – will cover Cleanaway's business globally.

Recall – information management

Recall has operations in more than 200 locations in 23 countries across five continents. Its services cover the management of physical and digital documents throughout their life cycles, from creation to secure destruction. Using highly advanced, web-based technology, Recall manages secure collection, indexing, storage, retrieval, insertion and tracking services, providing customers with rapid accessibility, reliability and consistency and reducing the use of paper. Providing customers with a more space-efficient storage solution contributes indirectly to the environment by reducing material usage. More importantly, Recall also recycles all the shredded paper from its secure destruction service.

Recall has very few negative impacts on the environment, other than those from the transportation of documents. Local noise and dust abatement and containment of water run-off are addressed by site environmental management plans.

Brambles Industrial Services

Brambles Industrial Services (BIS) provides a range of support services to heavy industry in Australia, Europe and North America. These include site services, materials handling, task management, customer logistics and maintenance. A main focus of the business is on the steel industry, the metals and coal mining extraction and processing industries, and oil, gas and power generation.

BIS believes that its role has a net positive impact upon the environment, as recycling and scrap handling activities are a key feature of its operations. For instance, BIS in the UK, France and the Netherlands provides metal recovery and slag-processing services, waste oxide recycling, scrap handling and other environmental services.

These operations have significant environmental impacts relating to noise and dust generation, loss of visual amenity and transport-related energy use and greenhouse gas emissions. BIS addresses these by site environmental management plans which are in place at all operating sites. In addition, on many of its sites, BIS operates under the environmental licence of its customer and hence is strictly monitored and controlled. BIS is continuing its move towards obtaining ISO14001 certification at key locations.

Regional businesses

With the sale of the marine businesses, Brambles has significantly reduced one of its biggest environmental compliance risks associated with marine fuel, bilgewater and tank sludge spills.

Environmental prosecutions and complaints

There were two environmental prosecutions involving Brambles during the year, both relating to Jardine Shipping in North Queensland, Australia. A total of 150 litres of marine fuel was spilled in two separate incidents in 2000 and 2001. Brambles pleaded guilty and was fined a total of A$37,000, with one conviction recorded. Jardine Shipping has since been divested.

Cleanaway UK also received a number of complaints during the year regarding odours from its Pitsea landfill and waste treatment plant. Cleanaway has invested significant resources in addressing this issue and maintained a dialogue with the regulatory authorities at every stage. Actions taken include covering the particular areas, improving the gas extraction system, treating the central lagoon with oxidising agents and collecting and treating leachate.

Our safety

Brambles is committed to working safely and applying industry best practice to the health, safety and wellbeing of its employees, customers, suppliers and the communities in which it operates.

Governance

Health and safety issues are the responsibility of the individual business chief executives and each global business has implemented appropriate policies, safety management systems and monitoring and compliance mechanisms. These systems are overseen by the Group Risk Committee.

Performance

As a priority over all other aspects of its business activities, Brambles values the health of employees, contractors, customers and the public. Accordingly, most of its businesses operate at lost time injury frequency rates that are significantly better than the relevant industry sector benchmarks. However, Brambles is not satisfied with merely beating benchmarks and remains committed to the goal of zero injuries.

On a Group basis, Brambles' primary safety performance measures are lost time injury frequency rates (LTIFR) and lost time injury severity rates (LTISR). LTIFR measures the number of injuries per million work hours, which result in an employee being absent from work for one or more complete days or shifts; and LTISR measures the number of full days lost due to injury per million work hours.

For the year, Brambles overall achieved an LTIFR of 15.1, an improvement on the previous year's performance of 16.8.


LTIFR
Safety Statistics at 30 June 2003
25
20
15
10
5
0
LTIs per million work hours
Group
BIS
CHEP
Clwy
Recall
2002
2003

Note: The BIS numbers exclude non-controlled joint ventures and discontinued businesses. Had these been included, a LTIFR of 6.4 would have been recorded which would still have been a 28% reduction compared to 2002.

The LTIFR performance for Brambles is also significantly ahead of the external benchmark of 19.4. This benchmark was calculated as a weighted average of the publicly-available safety statistics that were most relevant to Brambles' mix of industry and occupational exposures.


LTISR
Safety Statistics at 30 June 2003
800
700
600
500
400
300
200
100
0
Days lost in LTIs per million work hours
Group
BIS
CHEP
Clwy
Recall
2002
2003

Encouragingly, each of the businesses and Brambles as a whole are performing better than last year on all safety statistical performance measures. In the year ahead, Brambles will continue to drive improvement through effective safety leadership, line accountability, and behavioural change and awareness programmes. For example, the CHEP Global Safe Behavioural Involvement Programme has been running for a number of years. In Canada alone, this has contributed to a 67% reduction in LTIFR for the year.

During the year, a Brambles' employee in the UK was involved in a road traffic accident that resulted in the death of a member of the public. We express our sincere condolences to the family and friends of the deceased. Driver safety training remains a key component of each business' safety management system.

During the year, Brambles was also prosecuted in relation to six safety incidents. These prosecutions were in Australia and the United Kingdom, and resulted in fines totalling A$210,000. Having implemented stronger safety management systems, Brambles is confident of better performance in future.

Set out below are examples of ways in which Brambles' businesses are working to improve safety.

Cleanaway's awards

Cleanaway UK won nine National Health and Safety awards in May 2003. The RoSPA (Royal Society for the Prevention of Accidents) Occupational Health & Safety Awards are held annually in the UK and are aimed at reducing lost-time accidents and occupational ill health, by ensuring that organisations have world class health and safety management systems. The awards have helped to reinforce the message that good health and safety is good business and clearly demonstrate Cleanaway UK's commitment to achieve the highest levels of performance.

Interlake – success through safety

The 5-S system is a well known way to increase shop floor tidiness and productivity. The employees at one of Interlake Material Handling's plants have taken this one step further and introduced the 6-S System. Safety, because it is the number one priority of all employees, was added as the first "S" to the standard 5-S System: Safety, Sort, Straighten, Shine, Standardise and Sustain are the six steps. All staff recognise that maintaining a clean and orderly work environment will improve safety and productivity.

For the years 1996–98 the recordable incident rate averaged 16.7 at the plant. For the years 1999–2002 the recordable incident rate has averaged 6.9, a 60% decrease in average incident rate over the last four years. Before 1999, there were, on average, five lost-time injuries per year. By contrast, in the last four years, there has only been one lost-time injury at the plant.

Are you getting enough zzzzzzs?

As the result of an initiative of a night shift supervisor at a CHEP Australia service centre, CHEP conducted a study on the effects of fatigue owing to 24-hour shift patterns. This resulted in national guidelines on sleep patterns, balancing life and work, when to seek help and further information for managers on managing shift workers.

Recall – taking a global approach to safety

The Recall Occupational Health and Safety (OHS) Global Council was formed in 2002 from regionally dedicated OHS teams to design and develop protocols for a consolidated approach to health, safety and environment issues. Its job is to ensure that Recall sets and implements the appropriate global OHS standards that are consistent with Brambles' policies as well as being sensitive to local OHS issues.

To achieve this, Recall's facilities globally undertook a gap analysis to highlight safety issues. From this analysis, an "18 Point Safety System" emerged which incorporates the relevant elements of the ISO14001 environment management system issues.

The opportunities for improvement were then prioritised and the top five were targeted during 2003. These were: Business Risk Management, Safety Training, Safety Management, Safety Reporting and Environmental Compliance. An aggressive focus on these opportunities helped to reduce the frequency of lost-time injuries by almost 40%.

Brambles Industrial Services – a forum for safety

Brambles Industrial Services UK instituted a new Safety Forum in July 2002, the members of which include the Managing Director, other Directors, the Safety Managers and the Union-appointed Safety Representatives. The aim of the Forum is to create and maintain a safe business by achieving zero accidents, eliminating hazards and focusing on health. It is credited with helping to reduce Brambles Industrial Services UK's LTIFR by 37% in 2003, with a further 50% reduction being targeted for next year.

Our people

Brambles believes in people and teamwork. The enterprising spirit of Brambles' employees is one of its great assets. Employees should be treated justly and fairly and rewarded for their achievements.

Brambles, together with its share of joint ventures and associates, employs approximately 30,000 people worldwide.

Diversity and equal opportunities

Brambles is an equal opportunities employer. It is committed to developing a diverse workforce and providing a work environment in which everyone is treated fairly and with respect, irrespective of sex, race, sexual orientation, age, disability, religion or ethnic origin. Employment and advancement at Brambles must be based on merit.

Brambles companies employ disabled people and work to develop and maintain active careers for them. If a Brambles' employee becomes disabled while in employment and, as a result, is unable to perform their duties, Brambles makes every effort to find them suitable alternative employment and provide retraining.

Training and career development

Brambles aims to create an environment where everyone is encouraged to give their best and realise their full potential, through the provision of learning and development opportunities. Brambles is keen to advance the skills and careers of its people. This year, a Performance Development Plan has been introduced for managers, which will be extended to all professional staff in the coming year.

At present, KPIs in this area are not measured. Brambles intends to collect data so that, next year, it will be able to report on the number of training hours per employee by business.

Communications with employees

Brambles ensures that employees have access to company news and developments in strategic direction, to give them the overall context for their role in the organisation. This access may be provided from the business division or from the corporate centre, and may take a variety of forms including e-mails, newsletters and websites, as well as face to face communication.

Brambles' second leadership team conference is planned for October 2003. This will give the senior management team the opportunity to discuss Brambles' financial performance, short and longer term goals and common objectives. There will be a particular focus on customer service at this event.

Brambles consults directly with its people and uses focus groups as a key method to facilitate the flow of ideas and information.

Brambles respects the individual's right to freedom of association. Brambles relates to its employees through both collective and individual agreements, according to local law, custom and practice.

Grievance procedures

Brambles' people should feel that they can discuss in confidence any problem associated with their employment. They should be able to raise such issues, confident that we will provide a fair, impartial and confidential determination on the issue as quickly as practical.

Retirement payments

Brambles provides retirement payments and benefits to dependents in accordance with local conditions and good practice in the countries concerned.

Staff turnover

During 2004, Brambles will begin analysing the composition of permanent staff, into full and part-time, by region within each business. Brambles will also monitor net employment creation and average turnover on the same basis.

Our contribution to the community

CommunityReach

Brambles launched its CommunityReach programme in Australia and the UK during the year. This programme recognises and rewards the efforts of Brambles' people in their communities and encourages others to become involved. It also promotes the value and contribution of community service and volunteer organisations.

From total available funding of £200,000 or A$500,000, grants were awarded to a wide range of community (not-for-profit) organisations which were nominated by Brambles' employees involved in community service.

The categories for grants in the first year of the programme were for projects, programmes and events in the following areas:

- **Leadership** – to encourage leadership and assist the development of community leaders.
- **Social Welfare** – to assist under-privileged groups within communities.
- **Environment** – to address community environmental issues.
- **Recreation/Community Health** – to promote recreational and health activities within communities.
- **Volunteerism** – where a community relies on the work of volunteers.

Applications and the selection method for this year's grants were independently reviewed and the awarding of grants based on the individual's involvement, the work of the particular organisation and the aims and benefits of the nominated project or event.

Cancer cure campaign

The spirit of personal involvement embodied in the CommunityReach programme was also demonstrated throughout, and supported by, Brambles and its businesses during the year. For example, a number of Brambles' employees in Australia took part in the "Shave for a Cure" fundraising campaign in which volunteers submitted to having their heads shaved to raise funds to support cancer research, undertaken by the Australian Leukaemia Foundation.

Environmental improvement

In Cleanaway, support is geared primarily to environmental programmes, including participation in local "clean up" campaigns and in sponsorship of programmes aimed at increasing awareness of recycling.

Supporting indigenous peoples

In May 2003, Brambles Industrial Services signed an agreement with the Ngarluma and Yindjibarndi Foundation in the Pilbara region of Western Australia to fund the education, training and employment of local indigenous people, to support cultural awareness programmes and to facilitate business development opportunities. The Ngarluma and Yindjibarndi peoples are the traditional land owners of the Pilbara region.

The first grants were distributed in August 2003 to a broad range of community groups for a variety of worthwhile purposes. These included funding for vital equipment and resources for local emergency and other community services run on a voluntary basis; sporting clubs (especially those where the support will be directed to developing skills in children, and in disadvantaged areas); to promote artistic pursuits and the development of musical skills by providing equipment for community bands; projects relating to the environment, education, health care and medical research; and programmes that seek to provide resources, counselling or to encourage self-sufficiency for many disadvantaged members of society.

A total of 55 grants were made in Australia and the United Kingdom. No funding was provided to organisations for the promotion of non-secular or political agendas.

Other charitable giving and community involvement

In addition to the funds distributed through the CommunityReach programme, Brambles also provided direct financial support totalling £91,000 (A$236,000) to a range of charitable concerns during the year. A number of multi-year commitments, which had begun before the CommunityReach programme was introduced, were concluded. These donations included support for medical research and social programmes for children, such as research into genetic disorders and childhood disease; a programme to support disabled children entering the school system and another for homeless young people, in addition to an anti-bullying programme for children in rural and isolated communities.

Our support of human rights

Brambles endorses the United Nations Declaration of Human Rights. Brambles respects the human rights of its employees and other stakeholders. In particular, Brambles will not tolerate child labour or forced labour in its own operations or those of its suppliers.

Our suppliers

Brambles is committed to developing mutually beneficial relationships with its business partners, and to encouraging them to follow business principles similar to Brambles. In particular, Brambles will be fair and honest in its relationships with suppliers and subcontractors, from selection through to payment.

In the next two years, Brambles will begin to take steps to require its major business partners to:

- assess their environmental and social issues and seek to ensure that they share Brambles' environmental and social standards.
- provide evidence of their systems for ensuring good environmental performance, if they operate in sectors with a high environmental impact.

Financial Review

Overview

It has now been two years since the creation of the Brambles dual listed companies structure.

An important initiative to aid the creation of shareholder value has been the introduction of BVA (Brambles Value Added), a tool which measures the economic returns of different businesses and business decisions. BVA forms part of Brambles' investment evaluation system and is used in conjunction with more traditional financial measures such as profit progression, internal rates of return, and returns on capital employed.

Over the past two years, the impact of BVA has been to improve cashflows across Brambles.

The period has also been very challenging in operational terms where strong focus has been placed on business performance and the more efficient use of capital. This has particularly been the case with CHEP where, although revenue growth has been strong, it was not matched by profit and, more particularly, BVA and cash flow performance.

In CHEP USA, after a period of high capital investment in pallets, the business has been re-organised and, in particular, a new service centre network across the USA was finalised in the last half of the year.

In CHEP Europe, a significant reorganisation is also well underway. This reorganisation is moving CHEP Europe to a truly pan-European basis with a strong emphasis on improving asset management and control.

Cleanaway continues to perform satisfactorily with some minor restructuring in Germany ahead of the results of the DSD re-tendering process which is expected later in the year.

Recall has had an excellent year with double digit growth rates in both revenue and profit.

Brambles Industrial Services delivered a strong performance from Australia, offset by some slowing of business in the Northern Hemisphere.

Financial review

Excluding businesses divested, Brambles' revenue was £2.9 billion compared with £2.8 billion last year, an increase of 5%. The revenue from divested businesses was £88 million, down from £404 million a year ago.

CHEP continued to be the largest contributor to revenue with sales of £1.3 billion, an increase of 7% compared with last year's level.

Sales at Cleanaway also improved, increasing by 5% compared with those of the previous year.

Recall's sales at £258 million demonstrated strong growth, 13% ahead of the year before, driven by a combination of organic and acquisition growth.

Sales from the Brambles Industrial Services businesses were slightly above those of the previous year. The Regional Businesses had a weak year with sales well down, particularly at Interlake Materials Handling which is dependent on the growth of the US economy.

Geographically, the major part of Brambles' revenue continued to be generated in Europe and the Americas, with 53% and 29 % respectively of revenue from continuing businesses coming from these regions.

Comparable operating profit (being profit before interest, tax, goodwill amortisation and exceptional items) from continuing businesses of £359 million was down 3% compared with the previous year's. A reconciliation to the statutory profit before interest and tax of £273 million (2002: £368 million) is on page 78. For Brambles as a whole, comparable operating profit was 8% down at £369 million, with the contribution from discontinued businesses decreasing from £31 million to £10 million.

Comparable operating profit from CHEP was 4% below that of the previous year, albeit very similar when measured in constant currency terms.

Cleanaway comparable operating profit was down by 1% whereas that of Recall was strongly ahead by 23% as a result of both organic and acquisition driven sales growth and margin improvements.

Brambles Industrial Services continued to generate good profit growth in Australia where the restructuring of its businesses improved performance though not in the Northern Hemisphere. The Regional Businesses had another poor year, with the weakness of the US economy continuing to affect Interlake.

Interest

Net interest expense was down from £97 million to £83 million, due to lower interest rates and reduced average debt levels.

Earnings per share

Earnings per share before exceptional items and goodwill amortisation was 11.5 pence per share compared with 13.0 pence per share last year on a diluted basis. On a statutory basis, earnings per share was 6.9 pence (2002: 10.3 pence).

Business disposals and exceptional items

The divestment programme continued during the year and proceeds of some £50 million were received. The main business divested this year was Brambles Shipping in Australia. The impact of the sale of Meineke will be included in the 2004 financial year.

The results for the year include a loss within exceptional items of £62 million (£43 million after tax). This primarily comprises reorganisation costs in CHEP Europe.

The divested businesses earned a comparable operating profit of £10 million in the year and £31 million in 2002.

Taxation

The tax charge of £91 million excluding exceptional items was approximately 32% of comparable operating profit before tax compared with a rate of 28% in the previous year. The prior year was favourably impacted by tax loss recognition credits in Cleanaway Germany of £5.1million while the current year benefited from finalisation of the CHEP US tax audit.

Cash flow

Net cash inflow from operating activities was £684 million, resulting in net debt of £1.6 billion. Cash inflow from operations after capital expenditure was £228 million compared with £116 million last year due in part to reduced capital expenditure, which fell from £557 million to £456 million following the commencement of the programme to increase asset efficiency in CHEP as well as a focus on working capital.

Working capital improved by £27 million compared with a deficit of £43 million last year. This was mainly due to increased receivable collections particularly in CHEP and Brambles Industrial Services.

Dividends

The Board has declared a final dividend of 10 cents per share for all shareholders in Brambles Industries Limited and a second interim (instead of a final) dividend of 4.053 pence per share for all shareholders in Brambles Industries plc.

This brings the dividend for the year to 7.810 pence per share for Brambles Industries plc shareholders and 20 cents per share for Brambles Industries Limited shareholders.

Treasury

Corporate Treasury is responsible for the management of certain financial risks within Brambles. A description of these risks and the types of financial instruments used to hedge them is given later in this section. Other key treasury functions include liquidity management on a daily basis and securing access to short and long-term sources of debt finance at competitive rates. These activities are conducted on a centralised basis in accordance with prescribed Board policies and guidelines through standard operating procedures and delegated authorities. These policies provide the framework whereby Corporate Treasury arranges and implements lines of credit from its financiers, selects and deals in approved financial derivatives for hedging purposes, as described below, and generally executes Brambles' financial strategy.

Corporate Treasury prepares formal reports each month, which are circulated to the Chief Financial Officer and other senior finance executives. Key Treasury statistical and sensitivity analysis, funding utilisation/capacity and commentary on significant matters are included in monthly reports to the Board. In addition, gross and net indebtedness are reported weekly to the Chief Financial Officer, whereas liquidity, interest rate, foreign exchange and other financial risk exposures are monitored daily. The treasury function is included within the scope of Brambles' corporate (internal) audit process.

Funding and liquidity

Brambles funds its operations predominantly through bilateral bank credit facilities. The facilities are structured on a committed multi-currency, revolving basis and following a refinancing completed during the year, have extended maturities ranging out to September 2008. Borrowings under the facilities are floating-rate, unsecured obligations with covenants and undertakings typical for these types of arrangements. To minimise foreign exchange risks, funding is arranged in the currency of the relevant operating asset to be funded.

At the end of the financial year, borrowing facilities totalled the equivalent of £2,472 million, in a mix of currencies, but predominantly US dollars, sterling and euro. The weighted average term of the facilities is 3.7 years. Brambles also has access to further funding through uncommitted and standby lines of credit principally to manage day-to-day liquidity. Total borrowings at year-end were £1,652 million, of which £687 million was denominated in US dollars, £493 million in sterling and £422 million in euro.

The level of debt versus equity funding is determined by the Board, having regard to various financial ratios and future projections, equity and debt market funding options and conditions, and the overall cost of capital of Brambles.

Risk management

Brambles is exposed to a variety of market risks, including the effects of fluctuations in interest rates and exchange rates. The business units are also exposed to other financial risks, including sovereign risk in respect of operations spread across diverse geographic territories, and credit risk on counterparties, all of which are difficult to quantify.

Brambles uses standard financial derivatives to manage financial exposures in the normal course of business. Dealings in financial derivatives are restricted through a set of delegated authorities approved by the Board. No derivatives are used for speculative purposes. In addition, derivatives are transacted predominantly with relationship banks which have a close understanding of Brambles' business operations. Furthermore, individual credit limits are assigned to those banks, thereby limiting individual exposure to credit-related losses in the event of non-performance by the counterparties.

Interest rate risk

Brambles' interest rate risk policy is designed to reduce volatility in funding costs through prudent selection of hedging instruments. This policy comprises maintaining a mix of fixed and floating-rate instruments within a target band, over a certain time horizon. Interest rate derivatives are used to achieve this result synthetically.

The present policy is to require the level of fixed-rate debt to be within 40 to 70% of total forecast debt arising over a twelve-month period, progressively decreasing to 0 to 50% for debt maturities extending beyond three years. These bands have been set to allow sufficient flexibility in the level of interest rate hedging, having regard to the prevailing economic climate, nature of assets funded and future financial strategies.

As at year-end, 43% of Brambles' total interest bearing liabilities were at fixed interest rates (59% in 2002).

The weighted average period was 1.7 years (1.8 years in 2002). The fair value of these instruments was a £30 million loss compared with book values. This amount is deferred and will not be recognised until the individual contracts are settled.

Foreign exchange risk

Foreign exchange exposures faced by Brambles are managed from a perspective of protecting shareholder value. Exposures generally arise in either of two forms:

i) transaction exposures affecting the value of transactions translated back to the functional currency of the subsidiary; and

ii) translation exposures affecting the value of assets and liabilities of overseas subsidiaries when translated into £ sterling.

Under Brambles' foreign exchange policy, foreign exchange hedging is mainly confined to hedging transaction exposures where they exceed a certain threshold, and as soon as a defined exposure arises. Within Brambles, exposures may arise with external parties or alternatively by way of cross-border intercompany transactions. Forward foreign exchange contracts are primarily used for these purposes. In Brambles' context, exposures in this regard are not significant given the nature of its operations.

Translation exposures are mitigated by matching the currency of debt with that of the asset. Except for a small amount of balance sheet hedge borrowing in euro, Brambles does not hedge currency exposures incurred on foreign currency profits and net investment balances.

At the end of the financial year, the fair value of foreign exchange instruments was a £6 million gain compared with book values. This amount has been deferred, and will not be recognised until the individual contracts are settled.

Foreign exchange currency movement during the year against £


US$
1.70
1.65
1.60
1.55
1.50
1.45
1.40
1.35
Jun 2001
Dec 2001
Jun 2002
Dec 2002
Jun 2003


€
1.70
1.65
1.60
1.55
1.50
1.45
1.40
1.35
Jun 2001
Dec 2001
Jun 2002
Dec 2002
Jun 2003


A$
3.25
3.00
2.75
2.50
2.25
Jun 2001
Dec 2001
Jun 2002
Dec 2002
Jun 2003

Board of Directors

Don Argus AO
Age 65
Non-executive Chairman

Don Argus has been Chairman of Brambles since the formation of the dual listed companies structure (DLC) in August 2001. Before that, he had been a Director of BIL since May 1999 and Chairman of that company since September 1999. He has more than 40 years' experience in banking, including nine years as Managing Director and Chief Executive Officer of National Australia Bank Limited. Mr Argus is Chairman of BHP Billiton Limited and BHP Billiton plc, and is a director of Australian Foundation Investment Company Limited. He is a member of the International Advisory Council of Allianz Aktiengesellschaft and a Fellow of the Australian Institute of Bankers and Finance and a Fellow of CPA Australia. He has honorary degrees from Monash University (Doctor of Laws) and Griffith University (Doctor of the University). He was appointed an Officer of the Order of Australia in 1998. In 2003, Mr Argus was awarded the Australian Centenary Medal for service to Australian society through business.

Roy Brown
Age 56
Non-executive Director

Roy Brown has been a Director of Brambles since the formation of the DLC in August 2001. He is Chairman of THUS Group plc, Vice Chairman of HMV Group plc and a non-executive director of GKN plc, of British United Provident Association (BUPA) and of The Lloyds Franchise Board. He is a former executive director of Unilever PLC and Unilever NV. He has a Bachelor of Science degree in Mechanical Engineering from University College London and a Master of Business Administration degree from Harvard Business School. He is a Fellow of the Institute of Mechanical Engineers and a Fellow of the Institute of Electrical Engineers.

Mark Burrows
Age 59
Non-executive Joint Deputy Chairman

Mark Burrows has been a Director of Brambles since the formation of the DLC in August 2001. Before that, he had been a Director of BIL since April 1987 and was Chairman from September 1997 to September 1999. Mr Burrows, an investment banker, chaired the Companies and Securities Advisory Committee from 1989 to 1994 and was one of the principal participants in the creation of the Australian Securities Commission (as the Australian Securities & Investments Commission then was). He is a director of ING Barings Holdings Limited, Goodman Fielder Limited, Burns, Philp & Company Limited and John Fairfax Holdings Limited. He has Bachelor of Arts and Bachelor of Laws degrees from The University of Sydney and is an Associate Member of the Securities Institute of Australia.

Sir CK Chow
Age 52
Chief Executive Officer

Sir CK Chow became Chief Executive Officer of Brambles on the formation of the DLC in August 2001. Previously, Sir CK was Chief Executive of GKN plc, which he joined in 1996. Before joining GKN plc, he was a director of The BOC Group plc and Chief Executive of BOC Gases worldwide. He is a past President of The Society of British Aerospace Companies and a non-executive director of Standard Chartered PLC. He has Bachelor of Science and Master of Science degrees in Chemical Engineering, and a Master of Business Administration degree from the Chinese University of Hong Kong, and is a graduate of the Harvard Advanced Management Program. He has an honorary Doctorate of Engineering from the University of Bath, and is a Fellow of The Royal Academy of Engineering, a Fellow of The Institute of Chemical Engineering and a Fellow of The City and Guilds of London Institute.

Graham Kraehe AO
Age 61
Non-executive Director

Graham Kraehe has been a Director of Brambles since the formation of the DLC in August 2001. Before that, he had been a Director of BIL since December 2000. He has spent 28 years in Chief Executive roles in diversified industrial companies covering the wine, packaging, appliance, and automotive component industries. From 1994 until his retirement in February 2001, Mr Kraehe was Managing Director and Chief Executive Officer of Southcorp Limited. He was previously Chief Executive of Pacifica Group Limited. He is Chairman of BHP Steel Limited, a director of Djerriwarrh Investments Limited, of National Australia Bank Limited and of The News Corporation Limited. He has a Bachelor of Economics degree from Adelaide University. He was appointed an Officer of the Order of Australia in 2003.

Sir David Lees
Age 66
Non-executive Joint Deputy Chairman

Sir David Lees has been a Director of Brambles since the formation of the DLC in August 2001. He joined GKN plc in 1970 as an accountant and became Group Finance Director in 1982. He was appointed Group Managing Director in 1987, and Chairman and Chief Executive in 1988 before becoming Non-executive Chairman in 1997. He is a member of the UK Defence Industries Council and of the UK Panel on Takeovers and Mergers. He is the non-executive Chairman of Tate & Lyle PLC and a non-executive director of Royal Opera House, Covent Garden. He holds the Officer's Cross of the Order of Merit of the German Federal Republic and is a Fellow of The Institute of Chartered Accountants in England and Wales.

Allan McDonald
Age 63
Non-executive Director

Allan McDonald has been a Director of Brambles since the formation of the DLC in August 2001. Prior to that, he had been a Director of BIL since March 1981. He has had an extensive career in the investment and commercial banking fields. He is presently Chairman of GeneralCologne Re Australia Limited and Julia Ross Recruitment Limited. His other directorships include DCA Group Limited, Securities Exchange Guarantee Corporation Limited, TAB Limited and Billabong International Limited. He has a Bachelor of Economics degree from The University of Sydney and is a Fellow of CPA Australia, of the Australian Institute of Management, and of Chartered Secretaries Australia.

Ron Milne
Age 64
Non-executive Director

Ron Milne has been a Director of Brambles since the formation of the DLC in August 2001. He began his service with BIL in April 1981 as General Manager, responsible for Finance and Development. He was appointed a Director of BIL in June 1985. He retired as Finance Director in August 1995. He has had a management career extending through the manufacturing, oil exploration and merchant banking industries. His other directorships include Newcrest Mining Limited and OPSM Group Limited. He is a member of the CPA Australia and is a Fellow of Chartered Secretaries Australia.

Sir John Parker
Age 61
Non-executive Director

Sir John Parker has been a Director of Brambles since the formation of the DLC in August 2001. He is non-executive Chairman of National Grid Transco plc and of RMC Group plc, and non-executive director of Carnival plc and Carnival Corporation. He is a former Chairman and Chief Executive of Babcock International Group PLC and of Harland and Wolff Holdings plc, and a former director of GKN plc. He is a Fellow of the Royal Academy of Engineering, a Fellow and Past President of the Royal Institution of Naval Architects, a Fellow of the Institute of Marine Engineers and a Fellow of the Irish Academy of Engineering. He was awarded a Doctor of Science in Engineering from Queens University, Belfast, and in addition holds honorary doctorates in Engineering from the University of Abertay (Dundee), the University of Ulster, Trinity College Dublin and the University of Surrey. Sir John will be retiring at the end of the Annual General Meeting of Brambles Industries plc on 21 October 2003.

David Turner
Age 58
Chief Financial Officer

David Turner was appointed Chief Financial Officer of Brambles in August 2001 on the formation of the DLC. Previously, Mr Turner was Finance Director of GKN plc, which he joined in 1993. Before joining GKN plc he was Finance Director of the food group Booker plc. He has previously worked for Mobil Oil and Touche Ross and is a Fellow of The Institute of Chartered Accountants in England and Wales. He is a non-executive director of Whitbread PLC.

Corporate Governance Report

Introduction

Brambles is a global organisation, with businesses operating in approximately 50 countries. This demands that it comply with an extensive range of varying legal, regulatory and governance requirements. In particular, through the dual listings of Brambles Industries Limited (BIL) on the Australian Stock Exchange (ASX) and Brambles Industries plc (BIP) on the London Stock Exchange, Brambles is committed to observing the extensive requirements applicable to publicly listed companies in Australia and the UK.

There are inevitably differences between the requirements of different jurisdictions, such as those of Australia and the UK. To meet such differing requirements, and recognising the nature of Brambles as a single economic enterprise with shareholders having common interests, the Board has adopted a common governance framework across Brambles, taking into account both local regulatory requirements and international best practice. Where the standards of best practice for corporate governance vary across jurisdictions, as they inevitably do, the Board has resolved to adopt those practices it considers to be the better of the prevailing standards.

This Corporate Governance Report outlines the key components of Brambles' governance framework and reports on developments in this area since publication of the 2002 Annual Report.

Global developments in corporate governance

During the last year, there has been a great deal of public discussion of the adequacy of the governance framework for publicly listed companies.

In Australia, the main response has been the publication of the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations. The Council's report outlines a series of principles and recommendations designed to "develop and deliver an industry-wide, supportable and supported framework for corporate governance which could provide a practical guide for listed companies, their investors, the wider market and the Australian community". New ASX Listing Rule requirements have been introduced, adopting the Council's report, and apply with respect to the year ending 30 June 2004.

In the UK, the past year saw the publication of the Smith Report on Audit Committees and the Higgs Review of the role and effectiveness of non-executive directors. These reports recommended substantial amendments to the UK Combined Code. A revised Combined Code has now been published and comes into effect for financial years ending on or after 1 November 2003.

In response to these developments in Australia and the UK, the Board has undertaken a detailed review of its approach to each of the relevant corporate governance areas. The Board's objective in that review was to seek to comply as at 1 July 2003 with the new requirements under the ASX Listing Rules and from 1 September 2003 with the revised Combined Code. In many cases, Brambles already met or exceeded those new requirements.

The Board is conscious that best practice in the area of corporate governance is continuously evolving, and will therefore continue to anticipate and respond to further corporate governance developments on an ongoing basis.

Shareholders

Shareholders play an important role in the governance of Brambles by electing the Board, whose task it is to govern on their behalf.

Brambles is committed to the promotion of investor confidence by taking steps within its power to ensure that trade in its securities occurs in an efficient and informed market. Brambles recognises the importance of effective communication as a key part of building shareholder value and that, to prosper and achieve growth, it must, among other matters, earn the trust of shareholders, employees, customers, suppliers and communities, by being open in its communications and consistently delivering on its commitments.

The Board has adopted a Continuous Disclosure and Communications Policy to reinforce Brambles' commitment to the continuous disclosure obligations imposed by law and to describe the processes implemented by it to ensure compliance; to outline Brambles' corporate governance standards and related processes and ensure that timely and accurate information about Brambles is provided equally to all shareholders and market participants; and to outline Brambles' commitment to encouraging effective shareholder participation in shareholder meetings. A copy of the Continuous Disclosure and Communications Policy can be found on the Brambles website at www.brambles.com.

To achieve the above objectives and satisfy regulatory requirements, the Board provides information to shareholders and the market in several ways:

- Significant announcements are released directly to the market via the ASX and a UK regulatory information service. Copies of these announcements are immediately placed on the Brambles website at www.brambles.com.
- The Brambles website contains further information about Brambles and its activities, including copies of recent interim and annual reports, and recordings of the most recent presentations to analysts.
- The Annual General Meeting provides an opportunity for the Board to communicate with investors and encourage their participation, through presentations on Brambles' businesses and current trading.

- The Chairman regularly meets major investors to understand their issues and concerns and discuss in particular matters relating to Brambles' governance and strategy. No new material price sensitive information is provided at such meetings. Other Non-executive Directors may attend meetings with major investors and will attend them if requested. The Chairman reports to the Board on the matters discussed at meetings with major investors, and copies of relevant correspondence are included in the Board papers. Copies of analysts' reports are also circulated to the Board. The Senior Independent Directors (Mr Mark Burrows in Australia, and Sir David Lees in the UK) will attend sufficient meetings with a range of major investors to listen to their views in order to help develop a balanced understanding of their issues and concerns.

Board of Directors

Role of the Board

The Board is responsible for overall management of Brambles, directing and supervising its affairs within a framework of prudent and effective controls which enable risk to be assessed and managed. The Board sets Brambles' strategic aims, ensuring that appropriate financial and human resources are in place to meet its objectives, and for reviewing management performance.

The roles of the Chairman and executive management, led by the Chief Executive Officer, are separated and clearly defined:

- The Chairman, Mr Don Argus AO, is responsible for leadership of the Board, ensuring effectiveness in all aspects of its role, setting the Board's agenda and conducting Board meetings, and ensuring effective communication with shareholders and the conduct of shareholder meetings.
- Executive management, led by the Chief Executive Officer, Sir CK Chow, has been delegated responsibility by the Board for the day-to-day operation and administration of Brambles. The levels of authority for management are periodically reviewed by the Board and are documented. The Chief Executive Officer is assisted in managing the business by the Executive Committee. Further details concerning the Executive Committee are

The Non-executive Directors constructively challenge and assist in the development of strategy. They scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance. They have a prime role in appointing and, where necessary, recommending the removal of, Executive Directors, and in succession planning.

The Board has delegated some of its responsibilities to the Audit, Nominations and Remuneration Committees. The Board is also supported by the Executive Committee and the Group Risk Committee, which are management committees. Details of all these committees are set out below.

With the assistance of these Board and management committees, the Non-executive Directors satisfy themselves as to the integrity of financial information, and that financial controls and systems of risk management are robust and defensible. Through the Remuneration Committee, they also determine appropriate levels of remuneration of the Executive Directors.

The Chairman is responsible for facilitating the effective contribution of Non-executive Directors by ensuring that Directors receive accurate, timely and clear information so that they may effectively discharge their duties and responsibilities, and for ensuring constructive relations between Executive and Non-executive Directors. Where necessary, Directors seek clarification or request the provision of further information. In appropriate circumstances, Directors may take independent professional advice at Brambles' expense in the furtherance of discharging their duties and responsibilities.

The Chairman holds meetings with the Non-executive Directors from time to time, without the presence of the Executive Directors or other executives. Led by the Senior Independent Directors, the Non-executive Directors meet without the Chairman present at least annually to appraise the Chairman's performance, and on such other occasions as may be considered appropriate.

The Board has a schedule of matters specifically reserved to it for decision, a copy of which can be found on the Brambles website at www.brambles.com. This schedule includes, among other matters, the direction and strategic plans for the major business units, the approval of budgets, financial objectives and policies, and significant capital expenditure, the approval of Brambles' financial statements and published reports, the establishment of Brambles' systems of internal control and risk management, and the appointment of key senior executives. The Charters of the various Board committees also require certain matters to be approved by the Board including, among other matters, approval of the executive remuneration policy and a recommendation for the appointment of the external auditors.

The Board is assisted by the Company Secretary who, under the direction of the Chairman, is responsible for ensuring good information flows within the Board and its committees and between senior executives and Non-executive Directors, as well as facilitating the induction of new Directors and the ongoing professional development of all Directors. The Company Secretary is responsible for ensuring that Board procedures are complied with, and for advising the Board, through the Chairman, on all governance matters. All Directors have access to the advice and services of the Company Secretary, whose appointment and removal is a matter for the Board.

Board performance review

During the year, the Board undertook a review encompassing the performance of the Board as a whole, its committees and each Director.

The review was conducted by an independent consultant, who separately interviewed each of the Directors and a number of senior executives who have direct contact with the Board. The Directors and senior executives also completed a detailed questionnaire on matters relevant to the Board's performance.

A report on the review was presented to, and reviewed by, the Board. Various action plans are being developed in response to its recommendations. The Board intends to carry out further performance reviews on an annual basis.

Composition of the Board
The Boards of BIL and BIP are identical and consist of ten members, with two Executive Directors (the Chief Executive Officer and the Chief Financial Officer) and eight Non-executive Directors. The Directors' biographies, shown on pages 42 to 43, indicate the breadth of their business, financial and international experience. This gives the Directors the range of skills, knowledge and experience essential to govern Brambles, including an understanding of the health, safety, environmental and community related issues which it faces. The Board considers that its current composition reflects an appropriate balance of Executive and Non-executive Directors.

Directors are subject to election by shareholders at the first Annual General Meeting after their initial appointment by the Board. No member of the Board may serve for more than three years without being re-elected by shareholders. Re-appointment is not automatic. The Board's Nominations Committee is responsible for considering the re-nomination of retiring Directors for re-election, having regard to the contribution of their individual skills and experience to the desired overall composition of the Board.

The names of the Directors in office at the date of this Report, the year of their most recent election by shareholders, their status as Executive or Non-executive Directors, whether the Board considers that they are independent Directors, whether they will retire and seek re-election at the 2003 Annual General Meeting, and when they are next due for re-election, are set out in the table below.

Prior to proposing their re-election, the Nominations Committee reviewed the performance of each Non-executive Director seeking re-election and satisfied itself that they continue to contribute effectively to the Board.

While the Nominations Committee and the Board firmly consider that the re-election of these Directors is in the best interest of shareholders, the Board has decided to implement a process of renewal of Board membership. Further details are outlined below in the section on Board succession planning.

Independence of Non-executive Directors
The Board has considered the independence of each of the Directors in office as at the date of the Directors' Report. A summary of the conclusions drawn by the Board in relation to each Director is set out in the table below.

A discussion of each of the potentially significant factors which the Board considered is as follows:

Tenure
Brambles' dual listed companies structure (DLC) was established in August 2001.
As indicated in the 2002 Annual Report, the Board considers that the formation of that structure involved a fundamental change to the characteristics of, and issues faced by, the organisations from which it arose. In other words, a completely new economic enterprise was formed. Although each of the Directors was associated with elements of the organisations which combined to form that new enterprise, the Board considers that, for the purpose of considering whether the Directors are independent, their associations with BIL and GKN plc prior to formation of the DLC should not be taken into account.

Retirement benefit contracts
Of the eight Non-executive Directors, four – Messrs Argus, Burrows, McDonald and Milne – are party to retirement benefit contracts executed at various points in time in the years prior to the formation of the DLC. As indicated in the 2002 Annual Report, following the formation of the DLC, a decision was taken not to enter into any further retirement benefit contracts. The existing retirement benefit contracts were also amended to ensure that the amount of the retirement benefit is calculated by reference to the lower pre-DLC fees paid by BIL. Further details of these arrangements are provided in the Remuneration Report, on page 57. As indicated in the 2002 Annual Report, given the amendments which have been made, the Board does not consider that the existence of these contracts compromises the independence of participating Directors.

Name of Directors in office at the date of this report	Last elected	Executive or Non-executive	Independent	Retiring in 2003	Seeking re-election in 2003	Next due for re-election at AGM
Don Argus AO	2002	Non-executive	Yes	No	No	2005
Roy Brown	2001	Non-executive	Yes	Yes	Yes	2003
Mark Burrows	2001	Non-executive	Yes	No	No	2004
Sir CK Chow	2001	Executive	No	Yes	Yes	2003
Graham Kraehe AO	2001	Non-executive	Yes	No	No	2004
Sir David Lees	2001	Non-executive	Yes	Yes	Yes	2003
Allan McDonald	2002	Non-executive	Yes	No	No	2005
Ron Milne	2001	Non-executive	Yes	Yes	Yes	2003
Sir John Parker	2002	Non-executive	Yes	Yes	No	–
David Turner	2001	Executive	No	No	No	2004

Cross-directorships
Sir David Lees and Mr Roy Brown serve as directors of GKN plc. The Board does not consider that this cross-directorship impairs the independence of these Directors.

General
Having regard to its review, the Board considers all Non-executive Directors to be independent.

The structure of the Board ensures that no individual or group of individuals dominates the Board's decision-making process. The Joint Deputy Chairmen, Mr Mark Burrows and Sir David Lees, have been identified as the Senior Independent Directors for the purposes of the UK Combined Code.

Board succession planning
The Board is conscious of the need to ensure that proper processes are in place to deal with succession issues at Board level, and to keep the Board evergreen. This will require the Board periodically to assess the skills set necessary to meet Brambles' demands.

The Nominations Committee assists the Board in this process, which ordinarily involves the identification of the need for a new appointment and suitable candidates, the preparation of a brief including a description of the role and capabilities required, and the engagement of independent recruitment organisations. Further information concerning the Nominations Committee is set out below.

As noted above, the Board believes that a process of renewal of Board membership should be undertaken. The Board will therefore be seeking over the coming years to appoint new members to succeed existing Directors as they retire, ensuring an appropriate balance of skills and experience.

Sir John Parker has decided to retire from the Board at the conclusion of the BIP AGM on 21 October 2003, given his other workload commitments.

Mr Ron Milne – who will stand for re-election this year – has indicated he will retire at the conclusion of the AGMs in 2004, having regard to his length of service, and as a part of the Board's ongoing process of renewal.

Induction and ongoing professional development of Directors
Newly appointed Directors will receive appropriate induction and training. Under this process, new Directors will visit operating sites and be given presentations on Brambles' businesses and functions by each of the business unit leaders and functional heads.

On an ongoing basis, Directors will participate from time to time in various seminars and conferences held by industry and professional bodies. In addition, Board meetings regularly include sessions on recent developments in governance and corporate matters.

Board meetings
The Board holds scheduled Board meetings at least six times a year to review matters such as Brambles' financial performance, current trading, key business initiatives, and strategy, budget and business plans. The Board meets in both Sydney and London, and in other locations, including operational sites, from time to time. Details of the number of Board and committee meetings held during the year, and attendance at those meetings by each of the Directors and committee members, are set out in the Directors' Report on page 63.

Presentations to the Board are frequently made by senior executives.

The Board recognises the importance of independent judgment and constructive debate on all issues under consideration.

Directors' remuneration
Details of remuneration, including retirement benefits, paid to the Directors are set out in the Remuneration Report on pages 58 to 60.

Committees of the Board

The Board has established three standing committees to assist in the execution of its responsibilities: the Audit Committee, the Nominations Committee, and the Remuneration Committee. Other committees of the Board are formed from time to time to deal with specific matters.

Each of the Board's standing committees operates under a charter detailing its delegated authority from the Board. The charter of each committee can be found on the Brambles website at www.brambles.com.

Regular reports of the committees' activities are provided to the Board and minutes are circulated to all Directors.

Audit Committee
The objective and purpose of the Audit Committee is to assist the Board in fulfilling its corporate governance and oversight responsibilities by:

- monitoring and reviewing:
  - the integrity of financial statements;
  - internal financial controls;
  - the objectivity and effectiveness of the corporate (internal) auditors; and
  - the independence, objectivity and effectiveness of the external auditors;
- making recommendations to the Board in relation to the appointment of the external auditors, and approving the remuneration and terms of their engagement; and
- developing and implementing policy on the engagement of the external auditors to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external auditors; and reporting to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

The Audit Committee discharges these responsibilities by meeting regularly throughout the year and, among other matters:

- reviewing, and challenging where necessary, the actions and judgment of management in relation to all regular financial reports and any other formal announcements relating to Brambles' financial performance prepared for release to the Stock Exchanges, regulators and the public, including interim and annual financial reports, before making appropriate recommendations to the Board;
- reviewing the audit plans of the corporate (internal) auditors, including the scope and materiality level of their audits, monitoring compliance with, and the effectiveness of, the audit plans of the corporate auditors, reviewing reports from the corporate auditors on their audit findings, management responses and action plans in relation to those findings, and reports from the corporate auditors on the implementation of those action plans, and facilitating an open avenue of communication between the corporate auditors, the external auditors and the Board;
- reviewing and recommending to the Board the fees payable to the external auditors, pre-approving the performance by the external auditors of any non-audit related work in accordance with the Board's policy, and any proposed fees to be paid

to the external auditors for that work, and monitoring compliance with the Board's policy on the performance by the external auditors of non-audit related work; and
- reviewing the audit plans of the external auditors, including the nature, scope, materiality level and procedures of their audits, monitoring compliance with, and the quality and effectiveness of, the audit plans of the external auditors, and reviewing reports from the external auditors in relation to their major audit findings, management responses and action plans in relation to those findings, and reports from the external auditors on the implementation of those action plans.

The Committee is also responsible for ensuring that Brambles' policy on Speaking Up is properly communicated and complied with throughout Brambles, for monitoring that policy, and for ensuring that appropriate protection against victimisation and dismissal is given to Brambles' employees who make certain disclosures in the public interest.

A copy of the Audit Committee's charter giving full details of its duties and responsibilities can be found on the Brambles website at www.brambles.com.

In line with current best practice recommendations, the Audit Committee is comprised entirely of Non-executive Directors, all of whom the Board considers to be independent.

The members of the Audit Committee, including details of their relevant qualifications, are as follows:

- Mr Allan McDonald (Committee Chairman) had an extensive career in the investment and commercial banking fields. He has a Bachelor of Economics degree from The University of Sydney and is a Fellow of CPA Australia, of the Australian Institute of Management, and of Chartered Secretaries Australia.
- Mr Roy Brown was an Executive Director of Unilever PLC and Unilever NV. He has a Master of Business Administration degree from Harvard Business School.
- Mr Ron Milne was General Manager, Finance and Development, at BIL from April 1981. He was appointed a Director of BIL in June 1985, and retired as Finance Director in August 1995. He has had a management career extending through the manufacturing, oil exploration and merchant banking industries. He is a member of CPA Australia and is a Fellow of Chartered Secretaries Australia.

The Board considers that each of the members of the Audit Committee has recent and relevant financial experience, and an understanding of accounting and financial issues relevant to the industries in which Brambles operates.

Details of Audit Committee meetings held during the year, and attendance at those meetings, are set out in the Directors' Report on page 63.

Nominations Committee

The objective and purpose of the Committee is to support and advise the Board in fulfilling its responsibilities to shareholders in ensuring that the Board is comprised of individuals who are best able to fulfil the responsibilities of directors.

The Committee discharges these responsibilities by meeting regularly throughout the year and, among other matters:

- assessing periodically the skills required to discharge competently the Board's duties, having regard to Brambles' strategic direction, and assessing the skills currently represented on the Board by the Directors to determine whether those current skills meet the required skills as identified;
- reviewing the structure, size and composition (including the balance of skills, knowledge and experience) of the Board and the effectiveness of the Board as a whole, and keeping under review the leadership needs of Brambles, both executive and non-executive, with a view to ensuring the continued ability of Brambles to compete effectively in the marketplace;
- preparing a description of the role and capabilities required for any Board appointment; identifying suitable candidates to fill Board vacancies as and when they arise and nominating candidates for the approval of the Board;
- ensuring that, in determining the process for the identification of suitable candidates for appointment:
  - a search is undertaken by an appropriately qualified independent third party acting on a brief prepared by the Committee which identifies the skills sought;
  - the search is international, extending to those countries in which candidates with the necessary skills would ordinarily be expected to be found; and
  - candidates are considered from a wide range of backgrounds;
- ensuring that, on appointment, Non-executive Directors receive a formal letter of appointment, setting out the time and responsibility envisaged in the appointment;
- in relation to any re-appointment of a Non-executive Director on conclusion of their specified term of office, undertaking a process of review of the retiring Non-executive Director's performance during the period in which they have been a member of the Board;
- reviewing annually the time required of Non-executive Directors and carrying out performance evaluations to assess whether the Non-executive Directors are devoting enough time to fulfil their duties; and
- giving full consideration to appropriate succession planning, satisfying itself that processes and plans are in place in relation to both Board (particularly for the key roles of Chairman and Chief Executive Officer) and other senior appointments.

A copy of the Nominations Committee's charter giving full details of its duties and responsibilities can be found on the Brambles website at www.brambles.com.

The members of the Nominations Committee are Mr Don Argus AO (Committee Chairman), Mr Mark Burrows and Sir David Lees.

Details of Nominations Committee meetings held during the year, and attendance at those meetings, are set out in the Directors' Report on page 63.

Remuneration Committee

The objective and purpose of the Committee is to assist the Board in establishing remuneration policies and practices which:

- enable Brambles to attract and retain executives and Directors who will create value for shareholders;
- fairly and responsibly reward executives having regard to the performance of Brambles, the performance of the executive and the general remuneration environment; and
- comply with the provisions of the UK Combined Code and any relevant UK legislation, and with the ASX Listing Rules and the Australian Corporations Act.

The Committee discharges these responsibilities by meeting regularly throughout the year and, among other matters:

- determining and agreeing with the Board the broad policy for the remuneration of the Chief Executive Officer, the Chairman of the Board and other members of the senior executive team, and reviewing the ongoing appropriateness and relevance of the executive remuneration policy;
- determining the remuneration for the Executive Directors and the Company Secretary, reviewing the proposed remuneration for the senior executive team, ensuring that contractual terms on termination, and any payments made, are fair to the individual and Brambles, that failure is not rewarded and that the duty to mitigate loss is fully recognised, and, in determining such packages and arrangements, giving due regard to all relevant regulations and associated guidance;
- insofar as they impact on the Executive Directors and the senior executive team, approving the design of, and determining targets for, all cash-based executive incentive plans, and approving the total proposed payments from all such plans;
- keeping all equity-based plans under review in the light of legislative, regulatory and market developments, determining each year whether awards will be made under such plans and whether there are exceptional circumstances which allow awards at other times, approving total proposed awards under each plan, and approving awards to Executive Directors and reviewing awards made to the senior executive team;
- annually reviewing and taking account of the remuneration trends across Brambles in its main markets; and advising on any major changes in employee benefit structures throughout Brambles;
- reviewing the funding and performance of Brambles' retirement plans and reporting to the Board; and
- selecting, appointing, and setting the terms of reference for, external remuneration consultants who advise the Committee in respect of the remuneration of the Executive Directors.

A copy of the Remuneration Committee's charter giving full details of its duties and responsibilities can be found on the Brambles website at www.brambles.com.

The Remuneration Committee is comprised entirely of Non-executive Directors, all of whom the Board considers to be independent.

The members of the Remuneration Committee are Sir David Lees (Committee Chairman), Mr Mark Burrows, Mr Graham Kraehe AO and Sir John Parker. The Committee meets at least three times a year.

Details of Remuneration Committee meetings held during the year, and attendance at those meetings, are set out in the Directors' Report on page 63.

Details of Brambles' remuneration policy can be found in the Remuneration Report on pages 52 to 57.

Management committees

Executive Committee

The Brambles Executive Committee assists in developing and implementing Brambles' strategic direction, and ensuring its resources are well managed. The Committee has a range of responsibilities, which include:

- reviewing business and corporate strategies;
- formulating major policies in areas such as human resources management, information technology, risk management, communications, and post-investment project reviews; and
- leading the implementation of change processes.

Minutes of meetings of the Executive Committee are circulated to the Board.

The members of the Committee are Sir CK Chow (Committee Chairman and Chief Executive Officer), Mr David Turner (Chief Financial Officer), Mr Victor Mendes (Chief Executive Officer, CHEP), Mr Gerben Westra (Chief Executive Officer, Cleanaway), Mr Al Trujillo (President and Chief Executive Officer, Recall), Mr Jean-Louis Laurent (Chief Executive Officer, Brambles Industrial Services), Ms Chris Bulmer (Senior Vice President – Human Resources), Mr Paul Martinez (Senior Vice President – Strategy and Information Technology) and Mr Craig van der Laan (Group General Counsel and Company Secretary).

Group Risk Committee

The Group Risk Committee assists the Board in fulfilling its corporate governance and oversight responsibilities by establishing, monitoring and reviewing internal control and risk management systems to safeguard shareholders' investment and Brambles' assets, ensuring compliance with, reviewing the effectiveness of, and continuously monitoring Brambles' internal control systems, and reporting to the Board on a regular basis.

Based on its review work, the Committee also prepares and submits to the Board a statement on internal control covering the previous year for inclusion in Brambles' annual report and accounts, in compliance with the Turnbull Guidance on Internal Control published in the UK, and with other best practice.

The Committee members are Mr David Turner (Committee Chairman and Chief Financial Officer), key managers from each business unit and senior executives from Brambles' risk management, legal and corporate (internal) audit functions.

A copy of the Group Risk Committee's Charter can be found on the Brambles website at www.brambles.com.

Accountability and audit

Internal control and risk management

The Board has overall responsibility for Brambles' systems of internal control, supported by the Group Risk Committee, the Audit Committee and corporate (internal) audit. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to limiting the risk of failure to achieve business objectives. It must be recognised, however, that internal control systems can provide only reasonable and not absolute assurance against the risk of material loss.

Key elements of Brambles' internal control systems include:

- a Code of Conduct that sets out an ethical and legal framework for all employees in the conduct of Brambles' business;
- financial systems to provide timely, relevant and reliable information to management and to the Board;
- appropriate formalised delegations and limits of authority consistent with Brambles' objectives;
- annual management declarations confirming, among other matters, the adequacy of internal control procedures and compliance with all regulatory and statutory requirements;
- a corporate (internal) audit function to provide assurance on the robustness of the ongoing internal control environment; and
- other sources of independent assurance, such as environmental audits, occupational health and safety audits and reports from the external auditors.

During the year, the Board reviewed the effectiveness of the internal control systems and risk management and will continue to do so on an ongoing basis by:

- considering and approving the budget and forward plan of each business;
- reviewing detailed monthly reports on business performance and trends;
- setting limits on delegated authority;
- receiving regular reports on Brambles' treasury activities, and reviewing treasury guidelines, limits and controls;
- receiving reports from the Group Risk Committee, which has a broad responsibility to assist the Board in monitoring and reviewing internal control and risk management systems; and
- receiving reports from the Audit Committee, which has a responsibility to assist the Board in reviewing internal financial controls.

Business risk management systems

The Board is of the view that, during the year and as at the date of this report, Brambles had in place sound systems of business risk management. The key elements of Brambles' business risk management systems are set out below:

- **Risk control** – Risks to the achievement of business objectives are identified through a process of examination between Brambles' risk management team and functional process-owners. The identified risks are assessed in facilitated workshops in terms of their underlying causes, business consequences, external variables and controllability, current internal control effectiveness, likelihood of occurrence and overall risk priority.

  The resulting risk and control profiles are presented to the Board, together with a risk improvement programme designed to increase the effectiveness of controls and manage the overall level of risk. This process forms part of the Board's annual review of the effectiveness of the systems of internal control.

- **Risk monitoring** – In addition to regular monitoring by the Group Risk Committee, risks and controls are re-assessed by management on a biannual basis and reported to the Board along with details of progress in implementing the risk improvement programme. The effectiveness of the specific risk controls and risk improvement programmes are also periodically reviewed by corporate (internal) audit, and the results reported to the Group Risk Committee and the Board.

Financial reporting and going concern

Brambles operates under a DLC structure, which requires compliance with the corporate and accounting regulations of both Australia and the UK. Consistent with the fact that Brambles constitutes a single economic entity, the Board has published combined financial statements for the DLC, with versions prepared in accordance with both Australian and UK generally accepted accounting principles.

The Directors confirm that they are satisfied that Brambles has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

External audit

PricewaterhouseCoopers has been engaged by the Board to act as external auditors to Brambles since the 2002 financial year. Under the terms of engagement, the Australian and UK audit engagement partners will rotate every five years.

The Audit Committee is responsible for making recommendations on the appointment, evaluation and dismissal of external auditors, setting fees and reviewing the independence and objectivity of the external auditors.

The Board remains committed to its policy relating to the performance of non-audit work by external auditors, so as to safeguard the external auditors' objectivity and independence. As noted in the 2002 Annual Report, this is achieved by prohibiting non-audit work where independence may be compromised or conflicts arise. Prior consultation with, and approval of, the Audit Committee is required wherever management recommends that the external auditors undertake non-audit work. Management consultancy, IT implementation and specialist internal audit work will not be performed by the external auditors.

Details of the amounts paid to the external auditors during the year for audit and other services are set out in Note 6 to the combined financial information on page 80.

Share ownership and dealing

Details of Brambles' shares held by Directors are set out on page 59.

The Board has put in place policies covering dealings in securities by Directors, senior executives and individuals located in Brambles' corporate offices. These are contained in a Securities Trading Policy, a copy of which can be found on the Brambles website at www.brambles.com.

The policy is designed to ensure that shareholders, customers and the international business community have confidence that Brambles' Directors and senior executives are expected to comply with the law and best practice in corporate governance, and handle confidential information lawfully and with integrity.

Under this policy, Directors and relevant employees are required to obtain approval before dealing in Brambles' securities, and are prohibited from such dealing at certain times.

Any dealings in Brambles' shares by a Director are reported to Brambles within five business days of effecting such dealings. The ASX and a UK regulatory information service are notified of these transactions within applicable time limits.

Corporate social responsibility

Brambles is committed to meeting high standards of compliance with respect to its health, safety, environmental and community responsibilities, which are essential to the way in which Brambles' businesses operate.

A Corporate Social Responsibility Report addressing these issues can be found on pages 29 to 37, and on the Brambles website at www.brambles.com.

Brambles Code of Conduct

Brambles has a Code of Conduct, which provides an ethical and legal framework for all employees in the conduct of Brambles' business. The Code of Conduct defines how Brambles relates to its shareholders, employees, customers, suppliers and the community. Further details of the content of the Code of Conduct are set out in the Corporate Social Responsibility Report. A copy of the Code of Conduct can be found on the Brambles website at www.brambles.com.

The Code of Conduct has been reviewed for compliance with the best practice principles outlined by the ASX Corporate Governance Council. The Board is of the view that it meets, and in some respects exceeds, the requirements of those principles.

Compliance

ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations

The Board considers that, as at the date of the Directors' Report, Brambles was in compliance in all material respects with the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations.

UK Combined Code

The Listing Rules of the Financial Services Authority require UK listed companies to report on the manner in which they apply the Principles of Good Governance and the extent to which they comply with the provisions in the Code of Best Practice (collectively the Combined Code). The Code lays down rules dealing with directors, directors' remuneration, accountability and audit, and relations with shareholders.

The Board considers that Brambles was in compliance with all Combined Code provisions during the year and as at the date of this report, except as disclosed in the Remuneration Report on page 56 in relation to the service contract of the Chief Executive Officer, Sir CK Chow, which was terminable at any time without cause on giving at least 24 months' notice, rather than the period of 12 months required under the Combined Code.

On 28 August 2003, the Board announced that the notice period under Sir CK's service contract will be reduced to 12 months, with effect from 1 December 2003, bringing it into line with the provisions of the Combined Code. As a result, the Board considers that Brambles will be in full compliance with the Combined Code from 1 December 2003.

A revised Combined Code comes into effect for financial years commencing on or after 1 November 2003. The Board has already implemented a review of its corporate governance policies and practices in the area of corporate governance in light of the revised Combined Code, and believes that, as at the date of the Directors' Report (subject to the matter in the previous paragraph), Brambles was in compliance with the revised Combined Code provisions.

The Board will continue to take steps it considers appropriate to ensure Brambles' compliance with the relevant governance requirements in Australia and the UK.

Remuneration Report

Introduction

This Report describes Brambles' policy on the remuneration of Directors and senior executives. This policy is reviewed each year by the Remuneration Committee which recommends any changes to the whole Board for formal approval. It also contains specific details of the remuneration of the Directors and certain senior executives.

Remuneration Committee

The Remuneration Committee is chaired by Sir David Lees. The other members of the Committee are Mr Mark Burrows, Mr Graham Kraehe and Sir John Parker, all of whom are independent Non-executive Directors. The Remuneration Committee meets at least twice a year and is responsible for recommending overall remuneration policy to the Board as well as approving each individual Executive Director's and the Company Secretary's remuneration arrangements, and reviewing the policy and individual remuneration arrangements for other senior executives.

The Chairman, Chief Executive Officer and Senior Vice President, Human Resources were present at meetings of the Remuneration Committee, although not when their own remuneration arrangements were discussed. The Remuneration Committee appointed Ernst & Young LLP (Ernst & Young) as compensation and benefit consultants to provide independent market information and remuneration advice. One partner advises the Remuneration Committee on remuneration for all Directors and a separate partner advises management on remuneration for executives below Board level. There is then a clear segregation of responsibilities while avoiding the additional cost and potential duplication of retaining two separate firms to fulfil these roles. During the year, Ernst & Young also provided tax advisory services to Brambles.

Executive remuneration policy

This part of the Report sets out Brambles' policy for the remuneration of its Executive and Non-executive Directors for the year and for the foreseeable future. In reviewing this policy during the year, the Remuneration Committee took note of the 94.98% majority vote in favour of this policy at last year's Annual General Meeting.

The Board's objective is to have in place a remuneration policy for Brambles which is consistent with its business objectives, and seeks to:

- attract and retain high calibre executives;
- align executive rewards with the creation of shareholder value; and
- motivate executives to achieve challenging performance levels.

In order to achieve these objectives, executive remuneration generally consists of basic salary, pension contributions, benefits and short and long term incentives which are subject to performance conditions.

For the Executive Directors and certain senior executives based in Australia, salary, pension contributions and benefits are provided in the more flexible form of "Total Fixed Remuneration" or "TFR".

For all senior executives, Brambles' policy is to provide a significant part of their total potential reward through performance based incentive plans. The Remuneration Committee benchmarks remuneration levels annually against comparator data with the advice of external consultants and also reviews remuneration arrangements for senior executives in Brambles to ensure these are consistent with those for the Executive Directors.

In the case of the Executive Directors, the proportions of their annual remuneration which is allocated to both fixed entitlements and performance based remuneration is set out in the following table:

	Fixed entitlements	Performance based remuneration
Sir CK Chow	46%	54%
D J Turner	49%	51%

These calculations:

- assume that on-target performance is achieved under the Short Term Incentive (STI) Plan; and
- value equity awards using the approach outlined on page 60, except that they only consider awards made during the year, with the entire discounted value allocated to that one year.

The Board believes that these proportions give an appropriate balance between certainty of income and rewards which are dependent on the achievement of targets which enhance shareholder value and therefore align the interests of the Executive Directors with those of shareholders.

The Board believes that Executive Directors' and senior executives' service contracts should be terminable on a maximum period of 12 months' notice (as required by the UK Combined Code) unless a longer period is in shareholders' interests. Given due notice, there should be no termination payments under such contracts. In order to provide fair and equitable arrangements for Brambles and the Executive Directors on their appointment to the newly formed DLC, special arrangements were originally agreed.

Since the 2002 Annual Report, however, the Board has announced amendments to the Executive Directors' service contracts, including where relevant a reduction in the above notice period to 12 months, which will bring the contracts into line with the requirements of the Combined Code. Both the original and amended arrangements are described below in the Executive Directors' terms of appointment section.

Details of each of Brambles' remuneration programmes are outlined in the following pages.

Basic salary and total fixed remuneration (TFR)

As noted above, salary, pension contributions and other benefits are provided to the Executive Directors with flexibility as to the mix of cash, pension contributions and other benefits which they receive, provided that they do not exceed the overall specified TFR.

The initial level of TFR is specified in the service contracts with the Executive Directors and is reviewed by the Remuneration Committee. In assessing the level of TFR for each Executive Director, the Remuneration Committee considers the Executive Director's experience, performance and responsibilities and takes into account market data using comparisons relevant to the role of the individual, geographic location, company size and complexity. For this year's review, three comparisons were undertaken: one using published data for the group of companies used for comparisons in 2002, a second using published data from UK plcs with a turnover between 50% and 200% of the combined turnover of Brambles, and the third using data from the Towers Perrin Executive Remuneration UK Survey 2002 which covers a large number of UK plcs. The level of TFR is reviewed on an annual basis and following a significant change in responsibilities. Any increases are normally effective from 1 July.

Similar criteria are used when setting basic salary or TFR levels for other executives.

Benefits
Executive Directors are able to choose which benefits they receive within their TFR. These benefits are provided at cost and include motor vehicles, health care and disability and life insurance. As an international group, Brambles requires a number of executives to be internationally mobile. In such circumstances, Brambles operates a policy which includes provision of housing, payment of relocation costs and other location adjustment expenses where appropriate. Executive Directors are included in this policy.

Post-retirement benefits
No post-retirement benefits are provided to the Executive Directors outside their TFR. The Executive Directors have flexibility to have part of their TFR allocated to contributions into personal pension plans of their choice.

Performance related incentive arrangements

Short Term Incentive (STI) Plan
Brambles operates an STI Plan for the Executive Directors and senior executives. For the Executive Directors, the STI Plan offers the opportunity to receive an annual cash bonus for the achievement of specific pre-determined performance targets. The Remuneration Committee considers each year the appropriate targets and performance measures under the STI Plan and the level of payout appropriate if certain targets are met. This includes setting the maximum level of payout under the STI Plan.

For the Executive Directors, for the 2003 year, 90% of the maximum possible award under the STI Plan related to Brambles' improvement in BVA against preset targets, and the remaining 10% on performance against personal objectives.

BVA is the value generated by a business over and above the cost of the capital it uses to generate that value. This is measured as profit less the cost of capital invested. Brambles' external auditors have reported to the Remuneration Committee on the extraction and calculation of BVA in accordance with procedures agreed by the Committee.

For the 2004 year, 90% of the maximum possible award for the Executive Directors under the STI Plan will relate to Brambles' improvement in profit before tax and amortisation of goodwill (PBTA) against preset targets, and the remaining 10% on performance against personal objectives.

Sir CK Chow's personal objectives cover people development and management succession, employee satisfaction and leadership effectiveness, risk management, and corporate social responsibility issues.

Mr Turner's personal objectives cover treasury and group funding structure, investor relations, financial control improvements in the businesses, and risk management issues.

For on-target performance, payments will be approximately 50% of a Director's TFR. For outstanding performance, payment might reach a maximum of 100% of TFR. Sir CK Chow and Mr Turner received 8% and 7% of TFR respectively for performance under the STI Plan in 2003.

The Remuneration Committee has absolute discretion to alter targets to reflect changed circumstances such as material changes in accounting standards or changes in the structure of Brambles.

Long Term Incentive Plans
Details of Brambles' Long Term Incentive (LTI) Plans are set out below. The purpose of these Plans is to attract, retain, motivate and reward key executives who enhance shareholder value. The Remuneration Committee believes that the provision of performance related long term incentives is an important part of the overall approach to executive remuneration, provided that the potential for executives to benefit from those incentives is closely aligned with shareholders' interests.

Since December 2001, long term incentives have been provided to the Executive Directors and other senior executives under the Brambles 2001 Executive Share Option Plan (Option Plan) and the Brambles 2001 Executive Performance Share Plan (Share Plan), which were approved by shareholders at the November 2001 Annual General Meetings. The Plans are operated in parallel – that is, senior executives may be granted awards under either one or both Plans in any given year. The performance conditions currently applied differ between the two Plans, being directed at different shareholder considerations. In the case of the Option Plan, the performance condition is based on total shareholder return, relative to peer group companies. In the case of the Share Plan, the performance condition is based on earnings per share growth.

The Remuneration Committee believes that operating the two Plans in parallel provides an appropriate balance between shareholders' interests and the provision of an appropriate incentive and potential benefit for the executives concerned, consistent with relevant market conditions.

Brambles 2001 Executive Share Option Plan (Option Plan)
Under the Option Plan, senior executives may be granted annual awards of options to acquire shares in BIL and/or BIP at a future date, for an exercise price fixed at the time of grant.

The exercise price for options under the Option Plan is based on the average market price for a period of up to five business days up to the date of grant.

The Remuneration Committee sets a performance condition on the exercise of options under the Option Plan. The performance condition which has been applied to all options granted under the Option Plan to date is based on relative total shareholder return (TSR), measured over the period from the end of the financial year before the date of grant to the third anniversary of that date (Performance Period) against a peer group of companies consisting of the top 50 Australian companies (by market value) and the

FTSE100. The TSR calculation uses share prices measured over a three month period to determine the base measurement point and subsequent performance. However, for the first performance period the BIP share price was averaged over the period from 7 August 2001 to 31 August 2001 to give the base point, rather than taking the average over the period from 1 April 2001 to 30 June 2001, as BIP was not quoted at that time. BIL's performance is ranked to the ASX top 50 and BIP's to the FTSE100. These rankings are then averaged to give an overall ranking.

The Remuneration Committee considers relative TSR to be an appropriate performance measure, given that it ensures options deliver benefits to executives only if the investment return actually received by Brambles' shareholders over the measurement period is sufficiently high, relative to the return they could have received by investing in a portfolio of alternative stocks over the same period. This target is therefore less affected by changes In economic conditions and short term stock market sentiment than others. TSR data and ranking calculations are carried out by an external adviser which ensures their independent verification.

The table below shows the relationship between the level of relative TSR performance and the number of options that a participant can exercise:

	TSR percentile	% vesting of shares under option
	Below 50	No vesting
Threshold	50	38% vesting
	50-75	Pro rata straight-line vesting
Maximum	75 and above	100% vesting

If all the options do not become exercisable after the Performance Period, the performance condition will be re-assessed after four and five years (and also after six years in the case of options granted to Sir CK Chow and Mr Turner), in each case measured from the start of the Performance Period. All options which have not become exercisable following such re-assessment will lapse. If the performance target is met and the options become exercisable, they must be exercised within six years of their grant; otherwise, they will lapse.

The Remuneration Committee has considered the case for performance testing beyond the first three year period, in view of UK institutional shareholders' views on this matter. Brambles has few direct sector comparators because of the diversity of its main businesses. Ranking against broader indices may be influenced strongly by environmental factors which impact comparator companies to a lesser or greater degree. In order to minimise the impact of this, the Remuneration Committee believes that it is appropriate to have limited re-testing from a fixed starting point for the performance measurement. The value of the performance re-testing is taken into account when setting the policy for granting awards under the Option Plan.

The Option Plan is supervised by the Remuneration Committee, which approves any option grants made to Executive Directors (apart from those awards already agreed to be made to Sir CK Chow and Mr Turner under their service contracts and approved by shareholders). All other option awards made to executives under the Option Plan are reported to the Remuneration Committee, and the total value of those awards is approved by the Committee.

The number of options to be granted to a participant in the Option Plan each year is determined by applying a multiple (LTIP Multiple) to the participant's TFR (or basic salary, as appropriate), and dividing the result by the value of an option under the Option Plan, calculated using a Black Scholes method determined by external advisers. This value, which does not take account of the existence of performance conditions, is higher than that calculated in accordance with the requirements of the Australian Securities & Investments Commission (ASIC) (see page 60 for further details). The maximum LTIP Multiple is 75%. This is subject to an overriding limit of three times TFR based on the value of the options when calculated by reference to the market price of the shares at the time of grant.

The LTIP Multiple for Sir CK Chow is 75% of TFR, and for Mr Turner is 60% of TFR. Details of Sir CK's and Mr Turner's awards under the Option Plan are shown in the table on page 59.

Brambles 2001 Executive Performance Share Plan (Share Plan)

Under the Share Plan, senior executives may be granted annual awards, consisting of a right to acquire shares in BIL and/or BIP at a future date, for no payment. The Share Plan was approved by shareholders at the 2001 Annual General Meetings.

The vesting of awards under the Share Plan is subject to a performance condition. The performance condition which has been applied to all awards under the Share Plan to date is based on compound earnings per share (EPS) growth of both BIL and BIP over a performance period from the end of the financial year before the date of award to the third anniversary of that date (Performance Period).

The Remuneration Committee considers that EPS as a measure of the underlying profitability of a company, is a key factor for investors when they make their investment decisions. Compound EPS growth of between 7% and 15% each year represents a stretching target of direct relevance to shareholders. The Remuneration Committee therefore believes it to be an appropriate means of linking executive rewards with shareholders' interests. Brambles' EPS for this purpose is as disclosed in the audited annual accounts.

The table below shows the relationship between the level of compound EPS growth and the number of shares in an award which a participant can receive:

	Compound EPS growth	% vesting of shares
	Below 7% pa	No vesting
Threshold	7% pa	25% vesting
	7-15% pa	Pro rata straight-line vesting
Maximum	15% or above pa	100% vesting

EPS calculations will exclude all exceptional items and goodwill amortisation as defined under UK GAAP.

As noted above, the Remuneration Committee has considered the case for performance re-assessment and concluded that limited re-testing from a fixed starting point is appropriate for the long term incentive plans. Therefore, if not all the shares in an award vest after the Performance Period, the performance condition will be re-assessed after four and five years (and also after six years in the case of awards granted to Sir CK Chow and Mr Turner) in each case measured from the start of the Performance Period. All awards which have not vested following such re-assessment will lapse. Participants must elect to receive the shares from any awards which have vested within six years of their grant; otherwise, they will lapse.

The Share Plan is also supervised by the Remuneration Committee.

As in the case of the Option Plan, the number of awards to be granted to a participant in the Share Plan each year is determined by applying the LTIP Multiple to the participant's TFR (or basic salary, as appropriate), and dividing the result by the market value of a share at the time of grant. This value, which does not take account of the existence of performance conditions, is higher than that calculated in accordance with the requirements of ASIC (see page 60 for further details). The maximum LTIP Multiple currently used for making awards is 75% of TFR. The maximum LTIP Multiple permitted under the Plan is 100% of TFR. The LTIP Multiple for the purposes of the Share Plan for Sir CK Chow is 75% of TFR and for Mr Turner is 60% of TFR. Details of Sir CK's and Mr Turner's awards under the Share Plan are shown in the table on page 60.

Variations to Option and Share Plan rules

As outlined in the Notice of Meeting sent to shareholders for the 2001 Annual General Meeting, at which approval was obtained to establish the Option Plan and the Share Plan, grants under those plans to Sir CK Chow and Mr Turner, who are Executive Directors, follow their usual terms, except for the differences noted below:

- the date of grant for awards under the Option Plan and the Share Plan in 2001 is taken to be the date of commencement of their employment, being 7 August 2001;
- the Performance Period for measuring whether performance targets have been met will run from the date of grant (that is, 7 August 2001) and not the end of the preceding financial year. For practical purposes, it has been agreed that the period for measuring whether performance targets have been met will run from the end of the previous financial year;
- the performance condition will be re-assessed on the sixth anniversary of the date of grant, if the awards have not already vested, in addition to re-assessment on the fourth and fifth anniversaries; and
- the terms on which awards under the Plans may be exercised or vest early are described below in the Executive Directors' terms of appointment section.

In addition to the above, the Board has agreed with the Executive Directors that Rule 6.8 of the Option Plan and Share Plan is inconsistent with the terms of their service contracts. As such, if any of the circumstances envisaged by Rule 6.8 were to occur and, as a result, any awards granted to the Executive Directors under the Option Plan and Share Plan were automatically to lapse, BIL will be obliged to compensate the Executive Directors (either in cash or by delivering shares purchased in the market on their behalf).

Rule 6.8 provides in effect that awards under the Option Plan and the Share Plan lapse if certain events occur within 12 months after they are granted. The events referred to in Rule 6.8 are, in broad terms, takeovers, reconstructions/winding-up and compulsory acquisitions affecting either BIL or BIP.

Brambles Employee Option Plans

The Executive Directors do not participate in these plans but details are provided to give shareholders an indication of the share incentive plans in operation across Brambles. The Remuneration Committee approves the total level of awards under all of these plans.

The Brambles Employee Option Plan was approved by BIL shareholders at its 1998 Annual General Meeting. Under the plan, employees with more than two years' service may be granted awards of options to acquire shares in BIL at a future date, for an exercise price fixed at the time of grant. The exercise price is equal to the market price for BIL shares during the week up to and including the date of grant. Three schemes were established within the plan:

- the Standard Scheme, for employees in Australia and New Zealand, Asia and Europe;
- the International Trust Scheme, for North American employees; and
- the Qualifying Scheme, for Australian employees, under which grants are limited to A$1,000 in option value per employee each year.

Participants in the Executive Share Option Plan and the Executive Performance Share Plan, approved at the 2001 Annual General Meetings, are not eligible to participate in these schemes.

Options will no longer be granted in any country under the International Trust Scheme. Options were granted under the Standard Scheme in Australia and New Zealand in June 2003. There is no current intention to make any further grants under this scheme. For the present, grants will continue to be made under the Qualifying Scheme.

Total Shareholder Return performance

The following charts illustrate the TSR performance of BIL and BIP ordinary shares. For the year to 30 June 2002, this was measured from the date of formation of the DLC until the end of that year (on an annualised basis). This is compared to the TSR that would have been obtained from a hypothetical investment in the companies making up the FTSE350 Support Services Total Return Index for BIP and the S&P/ASX 200 index for BIL. As BIP was incorporated during the course of 2001, in accordance with the relevant disclosure regulations, only the comparative TSR performance of its shares since 7 August 2001 when BIP was listed has been shown, to provide comparison on a consistent basis.

The above indices were chosen, against which to represent Brambles' TSR performance for the purpose of the following charts, as they are readily available broad equity market indices (as required by the relevant disclosure regulations) and reflect the dual listed nature of Brambles.

Brambles Industries Limited TSR vs S&P/ASX 200 Index


120
100
80
60
40
20
0
Total Shareholder Return (%)
6 Aug 2001
30 Jun 2002
30 Jun 2003
S&P/ASX 200 Index
Brambles Industries Ltd

Brambles Industries plc TSR vs FTSE350 Support Services Total Return Index


120
100
80
60
40
20
0
Total Shareholder Return (%)
6 Aug 2001
30 Jun 2002
30 Jun 2003
FTSE350 Support Services Total Return Index
Brambles Industries plc

Executive Directors' terms of appointment

The Executive Directors both have service contracts with BIL. The Board's policy on Executive Directors' service contracts is outlined in the Executive remuneration policy section on page 52.

In the context of the formation of the DLC in mid 2001 and the significant changes faced by Brambles, the Board considered it appropriate for Sir CK Chow's service contract (dated 26 July 2001) to be terminable by BIL at any time without cause on giving at least 24 months' notice. Shorter notice periods may apply in certain circumstances.

On 28 August 2003, it was announced that, in recognition of the time which had elapsed since the formation of the DLC and developments in the corporate governance area in relation to executive directors' notice periods, Sir CK had agreed with the Board to reduce the notice period under his contract from 24 months to 12 months, with effect from 1 December 2003, bringing it into line with the requirements of the Combined Code.

Under the original terms of Sir CK's contract, as outlined in the documentation sent to shareholders for approval of the DLC, where Brambles gives notice to terminate Sir CK's contract, Brambles may elect to waive the notice period and bring forward the date of termination. In this situation, Sir CK would have been entitled to receive a payment in lieu equal to two times his annual TFR and two times his average annual short term incentive; the rights to 443,012 BIL shares comprising his sign-on grant (referred to in Note (a) on page 60) would vest irrespective of performance hurdles; and his options and performance shares would vest in accordance with their terms of issue.

Under the amended terms of Sir CK's contract, the amount payable to Sir CK in such a situation will be reduced to one times his annual TFR and one times his average annual short term incentive. The treatment of his options, performance shares and sign-on grant will remain as outlined in the previous paragraph. If, instead of bringing forward the termination date, Brambles requires Sir CK to serve all of the notice period, there will be no payment in lieu; the treatment of Sir CK's options and performance shares will be as outlined in the preceding paragraph and below, and his sign-on grant will lapse.

Under the original and amended terms of his service contract, Sir CK is entitled at any time to terminate his employment on giving six months' notice. The Board considered it desirable to have greater certainty and more than six months to plan for an orderly succession if Sir CK should decide to leave Brambles. The Board therefore also agreed on 28 August 2003 to add a new provision to Sir CK's contract under which, at any time from 1 January 2005, Sir CK will be entitled to give Brambles 12 months' notice of his intention to terminate his employment. If Sir CK serves that notice period in full, or any shorter period the Board may determine, on termination the following will apply:

- Sir CK will surrender his sign-on grant, with no compensation.
- Brambles will pay Sir CK a severance payment equal to one half of his then current annual TFR and one half of the average annual short term incentive paid to him over the three years prior to termination. Consistent with the TFR principles underlying his contract, Sir CK will be able to elect the manner in which that benefit is provided, which may include the payment of additional superannuation contributions on his behalf during the notice period.
- Subject to the Board, acting reasonably and in good faith, forming the view that Sir CK had performed his duties satisfactorily during the notice period, in the event of any termination under the amended provisions detailed above (ie where Brambles terminates the contract without cause or Sir CK gives 12 months' notice at any time from 1 January 2005), the Board will exercise its discretion to permit Sir CK to exercise all options granted to him under Option Plan within 12 months of the date of termination or 42 months after the grant date, whichever ends later; and will permit all awards granted to him under the Share Plan to vest, subject to satisfaction of the relevant performance hurdles at the next testing date, on the basis that they will not be subject to pro-rating for the period served.

The above changes to Sir CK's contract are subject to his re-election as a Director at the 2003 Annual General Meetings.

Under the original terms of Sir CK's contract, there are also certain circumstances under which Sir CK may give notice to Brambles including if there is a material change to his role. The notice period in these circumstances is three months, and the termination payments would be as outlined above for termination of the contract by Brambles without notice.

Under the terms of his original contract (dated 26 July 2001), Mr Turner was entitled to give notice to terminate his employment with Brambles with effect from 6 August 2003. These terms were agreed at the time of formation of the DLC and recognised the commitment made by Mr Turner in re-locating to Australia to take up this significant position, at such a critical stage in Brambles' development. Under those original terms, if Mr Turner had exercised the termination right described above, he would have been entitled to receive up to two times his annual TFR and one times his average annual cash bonus. Full details of these arrangements and how Mr Turner's options and performance shares would have vested in these circumstances, were included in the documentation sent to shareholders for approval of the DLC in June 2001.

As previously announced, to give greater certainty about the duration of his service, new arrangements were agreed with Mr Turner in a letter dated 13 March 2003 by which he agreed to forgo his ability to give the notice and receive the payments and benefits described above and to remain as Chief Financial Officer of Brambles until 31 December 2004. At the end of 2004, Mr Turner will be engaged by Brambles to provide consulting services for a further year. The cost to Brambles of this consulting service is likely to be equivalent to Mr Turner's TFR for one year.

Brambles has agreed that Mr Turner will be granted awards under the Option Plan and Share Plan in September 2003, but not 2004.

The Board has determined that it will exercise its discretion under the terms of the Option Plan to permit Mr Turner, on termination of his employment, to exercise all options granted to him up to and including the September 2003 grant within the relevant exercise periods to the extent that the performance conditions relating to those options have been met.

The Board has also determined that it will exercise its discretion under the Share Plan so that on termination of his employment:

- all awards up to and including the 2002 award will vest to the extent that the performance conditions for those awards have been met but will be subject to prorating by reference to the proportion of the performance period during which he has been employed; and
- his 2003 award will vest to the extent that the performance condition for that award has been met.

Under the terms of his original service contract, Sir CK Chow has been permitted to remain a non-executive director of Standard Chartered plc. Sir CK Chow retains his fees in relation to that appointment, which amounted to £45,000 for the year. On a similar basis, Mr Turner has been permitted to remain a non-executive director of Whitbread PLC. Mr Turner retains his fees in relation to that appointment, which amounted to £30,333 for the year.

Non-executive Directors

Terms of appointment

All Directors are subject to retirement and re-election by shareholders from time to time as required by the Constitution of BIL and the Articles of Association of BIP. The Non-executive Directors do not have service contracts with Brambles, although letters of appointment (which are contracts for service but not contracts of employment) will be put in place in the near future.

The Non-executive Directors do not participate in Brambles' short or long term incentive plans, and do not receive benefits in kind. With the exception of the retirement benefit contracts of certain Directors outlined below, the Non-executive Directors do not participate in Brambles' pension schemes.

Details of the Non-executive Directors' dates of appointment and the year in which they are next expected to be subject to re-election by shareholders are shown on page 46.

Fees

Non-executive Directors' fees are determined by the whole Board, with the Non-executive Directors taking no part in the discussion or decision relating to their own fees. In setting the fees, consideration is given to the responsibilities of Directors in dealing with the complexity and global nature of Brambles' affairs and the level of fees paid to Non-executive Directors in comparable companies. From 1 July 2002, Chairmen of Board committees, other than the Board Chairman or Deputy Chairmen, received an additional allowance of 15% of their annual fees.

Mr Milne and Mr McDonald were employer-nominated members of the Board of Trustees of the Brambles Superannuation Fund (BSF) in Australia, with Mr Milne also being its Chairman. In these roles, they received fees as disclosed in the table on page 58. No further fees were paid after 31 March 2003, and the administration of the BSF has since been outsourced.

Retirement benefits

Under Australian law and corporate practice, it is permissible for public companies to pay retirement benefits to non-executive directors, subject to certain financial limits. In the UK, such payments are generally not accepted practice.

Over several years before the DLC was formed, BIL entered into retirement benefit contracts in Australia with its non-executive directors. Under these contracts, BIL agreed on certain conditions to pay a retirement benefit to those non-executive directors, up to the maximum amount allowed under Australian law – that is, an amount equal to the total remuneration paid to the non-executive director for the three years before they retire. Messrs Argus, Burrows, McDonald and Milne are party to such contracts.

After the DLC was formed, creating a new Brambles, in recognition of the corporate governance requirements in the UK, a decision was taken not to enter into any more retirement benefit contracts with Brambles' other Non-executive Directors, although the retirement benefits contracts already in existence had to be honoured.

Because of the increase in fees payable to the Non-executive Directors when the DLC was formed, the basis on which the retirement benefits would be calculated had to be clarified. The Board determined that the amount of the retirement benefit would be calculated by reference to the lower pre-DLC fees paid by BIL to the Non-executive Directors concerned, rather than to the new increased fee level. This was confirmed by amendments to the existing retirement contracts in early 2002, with the agreement of the relevant Non-executive Directors.

Under the revised arrangements, for the purposes of the calculation of the retirement benefits, the following provisions apply:

- if the calculation requires the inclusion of an amount relating to the year to 30 June 2001, the remuneration for that year will be taken to be the actual pre-DLC fees paid by BIL to the Non-executive Directors during that year;
- if the calculation requires the inclusion of an amount relating to the year to 30 June 2002, the remuneration for that year will be taken to be the actual pre-DLC fees referred to in the previous paragraph, increased by 5%; and
- the remuneration for any subsequent years will be the amount deemed to have been received in the previous year, increased by the same percentage by which the actual fees for the Non-executive Directors concerned are increased in that year.

The contents of this Remuneration Report up to this point have not been audited. The contents of the remainder of this report, with the exception of the Shareholding expectation section and the values of equity based awards, have been audited.

Executive Directors' remuneration

The following table contains details of the remuneration and benefits (excluding long term incentive awards) provided to Executive Directors for the year.

	TFR/Salary £'000		Performance related bonus £'000		Relocation and expenses £'000		Total cash £'000	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
Sir CK Chow (a)	1,005	924	84	195	74	70	1,163	1,189
D J Turner (a)	578	531	42	112	122	105	742	748

Notes:

(a) Sir CK Chow and D J Turner are employed by BIL. The amounts disclosed above are deemed to be remuneration in respect of both BIL and BIP. Their remuneration is based on the concept of Total Fixed Remuneration (TFR), as described on pages 52 to 53. The amounts shown for them under the heading "TFR/Salary" are the TFR amounts to which they were entitled during the year, which they elected to receive in the form of cash salary payments, Directors' fees, pension contributions and motor vehicle benefits. The Executive Directors were also entitled to be paid the costs of relocation and accommodation and to be reimbursed for certain additional tax burdens incurred as a result of Australian residency.

(b) No compensation or termination or other non-cash benefits were provided to the Executive Directors for the year.

	Total cash £'000 2003	Equity based awards (a) £'000 2003	Total £'000 2003
Sir CK Chow	1,163	328	1,491
D J Turner	742	257	999

Note:

(a) The values of equity based awards have been calculated in line with ASIC's requirements, as detailed in Note (c) to the table on Remuneration of highest paid executives on page 60.

(b) As noted on page 56, Mr Turner will leave Brambles before the end of the normal vesting period of his equity based awards. The value of these awards has therefore been allocated equally across the shortened vesting period in accordance with ASIC's requirements.

Non-executive Directors' remuneration

The fees and other benefits provided to Non-executive Directors during the year were as follows:

	Fees (b) £'000		Superannuation contributions (c) £'000		Change in provision for potential future retirement benefits (f) £'000		Total £'000	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
D R Argus AO	176	168	4	3	95	95	275	266
R D Brown	45	41	–	–	–	–	45	41
M D I Burrows	80	76	–	2	–	(15)	80	63
G J Kraehe AO	43	42	2	2	–	–	45	44
Sir David Lees	81	72	–	–	–	–	81	72
F A McDonald (d)	52	42	2	2	9	6	63	50
R C Milne (d)	49	42	2	2	4	6	55	50
Sir John Parker	45	41	–	–	–	–	45	41

Notes:

(a) From 7 August 2001, the date of formation of the DLC, fees were paid to the Non-executive Directors for their directorships of both BIL and BIP. Prior to that date, no fees were paid to the Directors of BIP. The total fees to be paid to the Non-executive Directors for their directorships of both BIL and BIP are denominated in pounds sterling.

(b) Fees paid to the Australian Non-executive Directors in 2002 which relate solely to their previous arrangements with BIL (that is, payments made for the period from 1 July 2001 to 6 August 2001) are included in the figures in the table above and were as follows: D R Argus – A$24,244 (£8,759); M D I Burrows – A$16,163 (£5,840); G J Kraehe – A$8,081 (£2,920); F A McDonald – A$8,510 (£3,075); and R C Milne – A$9,198 (£3,323). Similarly, during 2002, R D Brown, Sir David Lees and Sir John Parker received fees only from the formation of the DLC (that is, for the period 7 August 2001 to 30 June 2002). Their fees for 2002 were therefore proportionally lower than in 2003, in which they held office for the full year.

(c) Superannuation contributions provided to the Australian Non-executive Directors from 7 August 2001 were charged against (that is reduced) their overall fee entitlement.

(d) The figures for 2003 include amounts of £2,612 and £6,798 paid to F A McDonald and R C Milne respectively for their services as members of the Board of Trustees of the Brambles Superannuation Fund for the period from 7 August 2001 to 31 March 2003.

(e) No compensation or termination or other non-cash benefits were provided to the Non-executive Directors for the year.

(f) No retirement benefits were actually paid to Non-executive Directors during the year. The amounts in this column have been included in accordance with the new ASX Corporate Council's Principles of Good Corporate Governance and Best Practice Recommendations. The amounts shown represent movements during the relevant year in the provision for potential future payments under retirement benefit contracts, details of which are described on page 57. The total amount of those provisions as at the end of the year were: D R Argus – £189,245; M D I Burrows – £189,282; F A McDonald – £107,836; R C Milne – £110,604.

(g) The total remuneration for all Directors for the year ended 30 June 2003 was £2.6 million (2002: £5.9 million).

Directors' interests in shares and options

Interests in shares
The Directors' interests in Brambles' shares, share options and performance shares are shown in the following tables. All these interests are beneficial except as noted.

Shareholding expectation
Executive Directors are expected to hold shares in Brambles (either BIL or BIP) equal to one times basic salary after tax, within three years of the first vesting of any LTIP awards. Non-executive Directors are expected to hold shares in Brambles equal to one times their annual fees after tax within three years of their appointment.

Directors' interests in shares

	Ordinary shares in BIL		Ordinary 5p shares in BIP	
	at 30 June 2003	at 1 July 2002	**at 30 June 2003**	at 1 July 2002
D R Argus AO	106,129	76,129	–	–
R D Brown	–	–	2,018	2,018
M D I Burrows	340,319	340,319	–	–
Sir CK Chow	–	–	253,277	253,277
G J Kraehe AO	31,561	11,561	–	–
Sir David Lees	–	–	214,055	204,055
F A McDonald	143,259	143,259	–	–
R C Milne	185,793	185,793	–	–
Sir John Parker	–	–	3,354	3,354
D J Turner (a)	178,025	–	30,252	175,577

Notes:
(a) On 28 November 2002, Mr Turner acquired a non-beneficial interest in 2,700 BIP shares. These are included in the figures in the table above as appropriate.
(b) The beneficial and non-beneficial interests of the Directors in BIL and BIP shares have remained unchanged since the end of the year.

Directors' interests in options

		Date of grant	Number	First date of exercise	Exercise price per share	Value at grant (c)
Sir CK Chow	Options over BIL shares (a)	As of 7 August 2001	605,700	7 August 2004 (b)	A$11.24	A$3.31
		5 September 2002	1,176,834	5 September 2005	A$7.08	A$1.93
	Options over BIP shares	None granted	–	–	–	
	Total options		1,782,534			
D J Turner	Options over BIL shares (a)	As of 7 August 2001	278,300	7 August 2004 (b)	A$11.24	A$3.31
		5 September 2002	540,740	5 September 2005	A$7.08	A$1.93
	Options over BIP shares	None granted	–	–	–	
	Total options		819,040			

Notes:
(a) These options, granted under the Brambles 2001 Executive Share Option Plan, vest on the third anniversary of their date of grant, subject to meeting a TSR performance target. If not met, the performance condition may be re-assessed on the fourth, fifth and sixth anniversaries of the date of grant. The options expire on the sixth anniversary of the date of grant.
(b) The first date of exercise will be 7 August 2004, or the earliest date afterwards when it can be established that the performance condition has been met.
(c) The values of the options at grant were calculated using a Black Scholes method determined by external advisers, and have not been audited. This method does not take account of the existence of performance conditions or the likelihood of satisfying those conditions. The values at grant shown in this table are therefore higher than the values calculated by using the proposed new international accounting standard (IAS ED 2) and shown in the Executive Directors' remuneration table on page 58.
(d) Nothing was payable on the grant of any of the above options.
(e) For the purposes of calculating the value of the options at the end of the year, the BIL share price was A$4.57. The BIP share price at the end of the year was 164.00 pence.
(f) The highest and lowest Brambles' share prices during the year were A$9.58 and A$3.77 for BIL and 324.50 pence and 129.75 pence for BIP.

Directors' interests in performance shares

		Date of grant	Number	First date of exercise	Exercise price per share	Value at grant (d)
Sir CK Chow	BIL performance share rights (a)	As of 7 August 2001	443,012	7 August 2003 (c)	–	A$11.06
	BIL performance share rights (b)	As of 7 August 2001 5 September 2002	181,300 320,804	7 August 2004 (c) 5 September 2005	– –	A$11.06 A$7.32
	BIP performance share rights	None granted	–	-	–	–
	Total performance share rights		945,116		–	
D J Turner	BIL performance share rights (a)	As of 7 August 2001	225,641	7 August 2003 (c)	–	A$11.06
	BIL performance share rights (b)	As of 7 August 2001 5 September 2002	83,300 147,406	7 August 2004 (c) 5 September 2005	– –	A$11.06 A$7.32
	BIP performance share rights	None granted	–	–	–	
	Total performance share rights		456,347		–	

Notes:
(a) These rights (which comprise sign-on grants) vest on the second anniversary of their date of grant, subject to meeting an EPS performance target. If not met, the performance condition may be re-assessed on the third, fourth and fifth anniversaries of the date of grant. The rights expire on the fifth anniversary of the date of grant.
(b) These rights, granted under the Brambles 2001 Executive Performance Share Plan, vest on the third anniversary of their date of grant, subject to meeting an EPS performance target. If not met, the performance condition may be re-assessed on the fourth, fifth and sixth anniversaries of the date of grant. The rights expire on the sixth anniversary of the date of grant.
(c) The first date of exercise will be 7 August in the indicated year, or the earliest date afterwards when it can be established that the performance condition has been met.
(d) The values of the rights at grant are the values used for the purposes of determining grants, being the average market price over the week prior to the grant, and have not been audited. This does not take account of the existence of performance conditions or the likelihood of satisfying those conditions. The values at grant shown in this table are therefore higher than the values calculated in accordance with the requirements of ASIC, details of which are set out in the notes to the following table.
(e) Nothing was payable on the grant of any of the above rights.
(f) For the purposes of calculating the value of the rights at the end of the year, the BIL share price was A$4.57. The BIP share price at the end of the year was 164.00 pence.
(g) The highest and lowest Brambles' share prices during the year were A$9.58 and A$3.77 for BIL and 324.50 pence and 129.75 pence for BIP.

Remuneration of highest paid executives

Details of remuneration provided for the year ended 30 June 2003 to the Brambles' five most highly paid current executives, excluding the Executive Directors, are as follows:

	Salary/ TFR £'000	Performance related bonus £'000	Super-annuation contributions £'000	Other £'000	Total (excluding equity based awards) £'000	Equity based awards(b)(c) £'000	Total (including equity based awards) £'000
H V Mendes	367	269	33	27	696	104	800
G Westra	285	30	133	18	466	55	521
J-L Laurent	296	79	54	31	460	54	514
M B Luby	166	103	25	175	469	33	502
C A van der Laan de Vries	212	36	0	0	248	210	458

Notes:
(a) The above table excludes executives who terminated their employment before 30 June 2003. During the year then ended, G M Legtmann received total emoluments of £436,375 (including termination payments of £95,149). In addition, the value of his outstanding equity based awards was £104,298. In line with the requirements of ASIC, the calculated value was allocated over the shortened vesting period. It should be noted that most of the awards to which this number relates, lapsed upon the termination of his employment.
(b) Equity based awards have been valued in accordance with the requirements of ASIC, as detailed in its Media Release dated 30 June 2003, which makes reference to both the Australian Corporations Act and the proposed new international accounting standard (as outlined in IAS ED 2). These values have not been audited. See note (c) below for a general description of how Brambles calculated these values.
(c) In line with ASIC's requirements, Brambles has adopted the following approach to the valuation of all outstanding, unvested equity based awards as at 1 July 2002:
- Options and share rights were valued using a Black Scholes model, under which:
  - share rights are valued as zero priced options;
  - options are granted at the money, share rights are granted with a share price equal to the option exercise price where granted concurrently, or the mid-market price on the day of grant where not;
  - the "expected life" of an option is assumed to be one year less than its "contracted life" (but never less than its vesting period); and
  - the risk-free rate of interest, expected dividend yield and expected volatility are those that were current as at the date of grant.
- The value calculated using this model was discounted by 60% to reflect the expected probability at the time of grant of meeting the performance hurdles. The discounted value was then allocated equally across the vesting period (being the financial year in which an award is granted to the financial year in which the award must finally lapse if the performance conditions are not met).

		Date of grant	Number	First date of exercise	Exercise price per share	Value at grant (c)
H V Mendes	Options over BIL shares (a)	5 Sept 2002	151,690	5 Sept 2005	A$7.08	A$1.93
	Options over BIP shares (a)	5 Sept 2002	151,690	5 Sept 2005	£2.33	£0.74
	BIL performance share rights (b)	5 Sept 2002	47,890			A$7.08
	BIP performance share rights (b)	5 Sept 2002	47,890			£2.33
G Westra	Options over BIL shares (a)	5 Sept 2002	128,467	5 Sept 2005	A$7.08	A$1.93
	Options over BIP shares (a)	5 Sept 2002	128,467	5 Sept 2005	£2.33	£0.74
	BIL performance share rights (b)	5 Sept 2002	40,558			A$7.08
	BIP performance share rights (b)	5 Sept 2002	40,558			£2.33
J-L Laurent	Options over BIL shares (a) (d)	5 Sept 2002	141,622	5 Sept 2005	A$7.08	A$1.93
	Options over BIP shares (a) (d)	5 Sept 2002	141,622	5 Sept 2005	£2.33	£0.74
	BIL performance share rights (b) (d)	5 Sept 2002	38,606			A$7.08
	BIP performance share rights (b) (d)	5 Sept 2002	38,606			£2.33
M B Luby	Options over BIL shares (a)	5 Sept 2002	139,896	5 Sept 2005	A$7.08	A$1.93
	Options over BIP shares (a)		-			
	BIL performance share rights (b)	5 Sept 2002	38,136			A$7.08
	BIP performance share rights (b)		-			
C A van der Laan de Vries	Options over BIL shares (a)	5 Sept 2002	156,412	5 Sept 2005	A$7.08	A$1.93
	Options over BIP shares (a)		-			
	BIL performance share rights (b)	5 Sept 2002	42,638			A$7.08
	BIP performance share rights (b)		-			

Notes:

(a) These options vest on the third anniversary of their date of grant, subject to meeting a TSR performance target. If not met the performance condition may be re-assessed on the fourth and fifth anniversaries of the date of grant.

(b) These rights vest on the third anniversary of their date of grant, subject to meeting an EPS performance target. If not met, the peformance condition may be re-assessed on the fourth and fifth anniversaries of the date of grant.

(c) The values at grant are the values used for the purpose of determining grants, and have not been audited. For the options, the value is calculated using a Black Scholes method determined by external advisers. For the rights, the value is the average market price over the week prior to the grant. These values do not take account of performance conditions or the likelihood of satisfying those conditions. The values at grant shown in this table are therefore higher than the values calculated in accordance with the requirements of ASIC, details of which are set out in the notes to the previous table.

(d) These are phantom options and rights. If phantom options or rights vest, the recipient will receive only a cash amount equivalent to their value (less the exercise price, in the case of the options). The recipient cannot obtain the underlying shares in any circumstances.

This Remuneration Report is made in accordance with a resolution of the Board.

Sir David Lees

Chairman of the Remuneration Committee

2 September 2003

Directors' Report

Dual listed companies

Brambles Industries Limited (BIL) and Brambles Industries plc (BIP) were united under a dual listed companies structure (DLC) on 7 August 2001. This Directors' Report has been prepared as a joint report of both companies.

Principal activity, review of operations and results

The principal activity of Brambles during the financial year was the provision of support services, in which it is a leading global provider.

A review of Brambles' operations during the year and the results of those operations, together with details of any significant changes in its state of affairs during the year, are given in the Chairman's Review on pages 6 to 9, the Chief Executive Officer's Report on pages 10 to 13 and in the Business Reviews on pages 14 to 28.

Events since the end of the financial year

The Meineke Car Care Centers business was sold on 5 August 2003. Sale consideration, subject to working capital adjustment, was US$68.5 million for net assets sold of approximately US$17 million.

Except for the above, the Directors are not aware of any matter or circumstance that has arisen since 30 June 2003 that has significantly affected or may significantly affect the operations of Brambles, the results of those operations or the state of affairs of Brambles in future financial years, except as may be stated elsewhere in the Chairman's Review on pages 6 to 9, the Chief Executive Officer's Report on pages 10 to 13 and in the Business Reviews on pages 14 to 28.

Likely developments

Likely developments in the future operations of Brambles known at the date of this report have been covered generally elsewhere in the Annual Report. Further information in relation to such matters has not been included because the Directors believe it would be likely to result in unreasonable prejudice to Brambles.

Dividends

The Directors have declared a final dividend of 10 cents per share for BIL and a second interim dividend of 4.053 pence per share for BIP. The dividends for both companies will be paid on 9 October 2003 to shareholders on the register on 19 September 2003.

An interim dividend of 10 cents (3.757 pence) per share for both companies was paid on 10 April 2003 making a total of 20 cents (7.810 pence) per share for the year. Details of dividends paid during 2002 are provided in Note 11 on page 83.

Fixed assets

Movements in fixed assets are shown in Note 13 on page 84.

Directors

Details of each person who was a Director of BIL or BIP at any time during, or since the end of, the year, in addition to brief biographical details, are set out on pages 42 and 43. All the Directors held office throughout the year.

Under the Constitution of BIL and the Articles of Association of BIP, Directors are required to retire from the Boards and offer themselves for re-election at least every three years. Mr R D Brown, Sir CK Chow, Sir David Lees and Mr R C Milne will retire at this year's AGMs and, being eligible, offer themselves for re-election. With the exception of Sir CK Chow, these Directors are all Non-executive Directors and do not have contracts of employment with Brambles.

Sir John Parker has decided to retire from the Board at the conclusion of the BIP Annual General Meeting on 21 October 2003, and will not stand for re-election. Sir John has made a significant contribution to Brambles, and the Board thanks him for his efforts.

Mr R C Milne – who will stand for re-election this year – has indicated he will retire at the conclusion of the AGMs in 2004, having regard to his length of service, and as part of the Board's ongoing process of renewal.

Directors' meetings

Details of the general frequency of Board meetings and membership of Board committees are given in the Corporate Governance Statement on pages 47 to 49. The following table shows the actual Board and committee meetings held during the year and the number attended by each Director or committee member.

	Board meetings						Audit Committee meetings		Remuneration Committee meetings		Nominations Committee meetings	
	Regular		Special		Special Committees							
	(a)	(b)	(a)	(b)	(a)	(b)	(a)	(b)	(a)	(b)	(a)	(b)
D R Argus AO	6	6	6	6	2	2					3	3
R D Brown	6	6	6	5			4	4				
M D I Burrows	6	6	6	6	1	1			5	4	3	3
Sir CK Chow	6	6	6	6							3	3
G J Kraehe AO	6	6	6	5					5	5		
Sir David Lees	6	6	6	5					5	5	3	3
F A McDonald	6	6	6	6	2	2	4	4				
R C Milne	6	6	6	6			4	4				
Sir John Parker	6	5	6	5					5	3		
D J Turner	6	6	6	6	2	2						

Notes:

(a) This column refers to the number of meetings held while the Director was a member of the Board or relevant committee.
(b) This column refers to the number of meetings attended during the period the Director was a member of the Board or committee.

Remuneration of Directors and senior executives

A discussion of the Board's policy for determining the nature and amount of emoluments of Directors and senior executives, and of the relationship between that policy and Brambles' performance, appears in the Remuneration Report on pages 52 to 57.

The Remuneration Report includes details of the nature and amount of each element of the emoluments of each Director and each of the five executive officers of Brambles worldwide receiving the highest emoluments.

The Remuneration Report also includes details of the interests of Directors and their director related entities in shares and other securities of Brambles companies.

Contracts with Directors

Sir CK Chow and Mr D J Turner, being Executive Directors in the full-time employment of BIL, have entered into service contracts. Under the terms of these contracts, they are entitled to receive benefits including shares and options. The principal terms of contracts are described in the Remuneration Report on page 56.

Since the end of the year, no Director of BIL or BIP has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of Directors' emoluments shown in the attached financial statements) or fixed salary as a full-time employee of BIL or BIP by reason of a contract made by BIL or BIP, their controlled entities or a related body corporate with the Director, or with a firm of which the Director is a member, or with an entity in which the Director has a substantial financial interest.

Indemnities

Indemnities provided to the Directors and officers in accordance with the Constitution of BIL or the Articles of Association of BIP are detailed in Note 29 on page 101.

Corporate governance and corporate social responsibility

A report on Brambles' corporate governance practices is on pages 44 to 51.

A report on Brambles' corporate social responsibility policies, on issues such as health and safety, the environment, community programmes and ethics, is on pages 29 to 37.

Share capital and options

There were no changes in the authorised share capital of BIP during the year. Details of the changes in the issued share capital of BIL, the number of shares reserved for issue in BIP and options outstanding over BIL and BIP shares at the year end are given in Note 21 on pages 91 and 92.

Substantial shareholdings

Details of substantial shareholdings in BIL and BIP are provided on page 66.

Employment policies

Brambles' companies, together with Brambles' share of joint ventures and associates, employed approximately 30,000 people worldwide as at 30 June 2003.

Brambles' companies recognise their obligations to comply with health and safety legislation and, through training and communication, encourage employee awareness of the need to create and secure a safe and healthy working environment. Further information about Brambles' employee and health and safety initiatives is set out in the Corporate Social Responsibility Report on pages 34 to 36.

Donations

Details of charitable donations are given in the Corporate Social Responsibility Report on pages 36 to 37.

No donations were made during the year for political purposes, as defined in the UK Companies Act 1985.

Policy regarding payment of trade creditors

It is Brambles' policy to abide by terms of payment agreed with suppliers. In many cases, the terms of payment are as stated in the suppliers' own literature. In other cases, the terms of payment are determined by specific written or oral agreement. Brambles does not follow any published code or standard on payment practice.

At 30 June 2003, there were 91 days' purchases outstanding in respect of Brambles costs, based on the total invoiced by suppliers during the year ended on that date.

Auditors

Following the conversion of the auditors of BIP, PricewaterhouseCoopers in the UK, to a limited liability partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned as BIP's auditors on 29 August 2003 and the Board appointed its successor, PricewaterhouseCoopers LLP, in their place. In accordance with the UK Companies Act 1985, special notice has been received of a resolution to re-appoint PricewaterhouseCoopers LLP as auditors of BIP, and will be proposed at the Annual General Meeting.

PricewaterhouseCoopers' position as auditors of BIL is not affected by the above change.

Annual General Meetings

The BIP Annual General Meeting will be held at 10.30 am on 21 October 2003 at Congress Centre, 28 Great Russell Street, London WC1B 3LS.

The BIL Annual General Meeting will be held at 3.00 pm on 18 November 2003 at The Wesley Centre, 220 Pitt Street, Sydney.

This Directors' Report is made in accordance with a resolution of the Board.

CK Chow
Chief Executive Officer

D R Argus
Chairman

Dated: 2 September 2003

Shareholder information

Directors

D R Argus AO
(Non-executive Chairman)

M D I Burrows
(Non-executive Joint Deputy Chairman)

Sir David Lees
(Non-executive Joint Deputy Chairman)

Sir CK Chow
(Chief Executive Officer)

R D Brown
(Non-executive Director)

G J Kraehe AO
(Non-executive Director)

F A McDonald
(Non-executive Director)

R C Milne
(Non-executive Director)

Sir John Parker
(Non-executive Director)

D J Turner
(Chief Financial Officer)

Company secretary

Craig van der Laan de Vries, BA LLB (Hons)

Registered offices

Brambles Industries Limited
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000
Australia

ACN 000 129 868

Tel: 61 (0) 2 9256 5222
Fax: 61 (0) 2 9256 5299

Brambles Industries plc
Cassini House
57–59 St James's Street
London SW1A 1LD
United Kingdom

Company No. 4134697

Tel: 44 (0) 20 7659 6000
Fax: 44 (0) 20 7659 6001

Website

www.brambles.com

Stock exchange listings

Brambles Industries Limited's ordinary shares are quoted on the Australian Stock Exchange.

Brambles Industries plc's ordinary shares are traded on the London Stock Exchange.

Share registrars

Brambles Industries Limited
ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000
Australia

Locked Bag A14
Sydney South NSW 1232
Australia

Tel: 61 (0) 2 8280 7143
Fax: 61 (0) 2 9261 8489
E-mail: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

Brambles Industries plc
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
United Kingdom

Tel: 0870 600 3970 (UK only)
44 (0) 121 433 8000 (from outside the UK)
Fax: 0870 600 3980 (UK only)
44 (0) 1903 854 031 (from outside the UK)
Website: www.shareview.co.uk

Online access to shareholding information is available to investors through the appropriate registrar website.

Annual General Meetings

The Brambles 2003 Annual General Meetings will be held as follows:

Sydney

Time:	3.00 pm
Date:	Tuesday, 18 November 2003
Venue:	The Wesley Centre 220 Pitt Street, Sydney

London

Time:	10.30 am
Date:	Tuesday, 21 October 2003
Venue:	Congress Centre, 28 Great Russell Street, London WC1B 3LS

Financial calendar

BIL final dividend 2003 and BIP second interim dividend 2003

Ex dividend date	
– BIL	Monday, 15 September 2003
– BIP	Wednesday, 17 September 2003
Record date	Friday, 19 September 2003
Payment date	Thursday, 9 October 2003

2004 (provisional)

Announcement of interim results	end February
Interim/first interim dividends	mid April
Announcement of final results	end August
Final/second interim dividends	mid October
Annual General Meetings	November

Capital gains tax

Brambles Industries plc

For capital gains tax purposes, the split between BIP and GKN shares at 7 August 2001 is as follows:

BIP	Ordinary shares	360.375p	56.056776%
GKN	Ordinary shares	282.5p	43.943224%

Analysis of securities holders as at 12 August 2003

Substantial shareholders

The Companies have been notified of the following substantial shareholdings:

Company	No. of ordinary shares	% of issued ordinary share capital
BIL		
Maple-Brown Abbott Limited	93,520,108	9.67
The Capital Group Companies, Inc.	70,294,765	7.27
National Australia Bank Limited Group	63,244,476	6.54
Schroders Investment Management Australia Limited	62,274,905	6.44
BIP		
Franklin Resources, Inc. and its affiliates	102,193,255	14.12
The Capital Group Companies, Inc.	64,793,915	8.95
Putnam Investment Management LLC and The Putnam Advisory Company LLC	42,948,733	5.93
GE Asset Management Incorporated and GE Asset Management Limited	36,550,295	5.05

Distribution of holdings

	Brambles Industries Limited				Brambles Industries plc			
	Shareholders		Shares		Shareholders		Shares	
Size of holding	Numbers	%	Numbers	%	Numbers	%	Numbers	%
1 – 1,000*	31,588	37.60	19,799,834	2.05	18,210	59.18	7,657,395	1.06
1,001 – 5,000	40,549	48.27	99,780,622	10.32	10,502	34.13	22,234,280	3.07
5,001 – 10,000	6,967	8.29	51,081,148	5.28	940	3.05	6,489,114	0.90
10,001 – 100,000	4,650	5.54	101,722,408	10.52	709	2.30	24,556,182	3.39
100,001 and over	248	0.30	694,543,992	71.83	411	1.34	662,805,380	91.58
Total	84,002	100.00	966,928,004	100.00	30,772	100.00	723,742,351	100.00

* In relation to Brambles Industries Limited, the number of shareholders holding less than a marketable parcel of 110 shares (A$500) based on the closing price of A$4.57 on 12 August 2003 was 1,282.

Twenty largest shareholders

Brambles Industries Limited

	Name	No. of ordinary shares	% of share capital
1	National Nominees Limited	132,660,691	13.72
2	J P Morgan Nominees Australia Ltd	122,634,357	12.68
3	Westpac Custodian Nominees Ltd	119,942,500	12.40
4	Citicorp Nominees Pty Limited	58,343,246	6.03
5	RBC Global Services Australia	57,103,089	5.91
6	Commonwealth Custodial Services Limited	23,409,904	2.42
7	Queensland Investment Corporation	18,417,145	1.90
8	Cogent Nominees Pty Limited	15,159,243	1.57
9	ANZ Nominees Limited	14,355,496	1.48
10	AMP Life Limited	11,471,900	1.19
11	HSBC Custody Nominees (Australia) Limited	9,658,558	1.00
12	Zurich Investment Management Limited	7,232,913	0.75
13	Government Superannuation Office	7,007,147	0.72
14	Australian Foundation Investment Company Limited	6,129,156	0.63
15	Victorian Workcover Authority	5,338,475	0.55
16	Transport Accident Commission	3,970,410	0.41
17	Perpetual Trustee Company Limited	3,731,285	0.39
18	Sandhurst Trustees Limited	3,639,426	0.38
19	Bond Street Custodians Limited	3,541,295	0.37
20	Invia Custodians Pty Limited	3,458,401	0.36
	Percentage of total holdings of 20 largest holders	**627,204,637**	**64.86**

Brambles Industries plc

	Name	No. of ordinary shares	% of share capital
1	Chase Nominees Limited	183,001,390	25.29
2	State Street Nominees Limited	91,668,402	12.67
3	HSBC Global Custody Nominee (UK) Limited	60,882,186	8.41
4	Mellon Nominees (UK) Limited	51,878,759	7.17
5	The Bank of New York (Nominees) Limited	35,667,044	4.93
6	Nortrust Nominees Limited	35,284,553	4.88
7	Vidacos Nominees Limited	32,090,828	4.43
8	Prudential Client HSBC GIS Nominee (UK) Limited	24,260,774	3.35
9	Hanover Nominees Limited	16,734,852	2.31
10	Morgan Nominees Limited	15,472,584	2.14
11	Chase (GA Group) Nominees Limited	8,097,362	1.12
12	HSBC Client Holdings Nominee (UK) Limited	8,002,106	1.10
13	Credit Suisse First Boston Equities Nominees Limited	7,160,340	0.99
14	Stanlife Nominees Limited	6,667,606	0.92
15	BNY (OCS) Nominees Limited	5,836,547	0.81
16	Co-operative Insurance Society Limited	5,638,668	0.78
17	BT Globenet Nominees Limited	5,160,293	0.71
18	Roy Nominees Limited	5,065,508	0.70
19	Royal Bank of Canada Europe Limited	3,468,561	0.48
20	Littledown Nominees Limited	3,292,790	0.45
	Percentage of total holdings of 20 largest holders	**605,331,153**	**83.64**

Options over ordinary shares

Number of options on issue and distribution of holdings

	Brambles Industries Limited		Brambles Industries plc	
	Holders	Options	Holders	Options
1 – 1,000	1,377	1,228,416	0	0
1,001 – 5,000	3,732	10,403,053	3	9,885
5,001 – 10,000	2,051	12,202,740	4	33,482
10,001 – 100,000	347	9,775,213	114	4,419,162
100,001 and over	62	16,058,485	26	3,950,038
Total	7,569	49,667,907	147	8,412,567

Voting rights: ordinary shares

Brambles Industries Limited

A new voting regime was created as a result of the DLC.

BIL's Constitution provides that each Member entitled to attend and vote may attend and vote in person or by proxy, by attorney or, where the Member is a body corporate, by representative. On a show of hands, every Member present having the right to vote on a resolution has one vote. The holder of the Special Voting Share has no right to vote on a show of hands.

On a poll, every Member present having the right to vote on the resolution has one vote for each share held and, in the case of the holder of the Special Voting Share, the voting rights as described in Section 6.6 of the Information Memorandum of BIL dated 25 June 2001 and sent to shareholders in connection with the DLC structure.

Full details of the voting arrangements created by the implementation of the DLC structure are contained in Section 6.6 of the Information Memorandum of BIL dated 25 June 2001 and sent to shareholders in connection with the DLC structure, a copy of which is on the Brambles website at www.brambles.com.

Brambles Industries plc

A new voting regime was created as a result of the DLC.

BIP's Articles of Association provide that every Member entitled to attend and vote may attend and vote in person or by proxy, or where the Member is a body corporate, by representative. On a show of hands, every Member present having the right to vote on a resolution has one vote. The holder of the Special Voting Share has no right to vote on a show of hands.

On a poll, every Member present having the right to vote on the resolution has one vote for each share held and, in the case of the holder of the Special Voting Share, the voting rights as described in Part 8, Section 1.2 (a) (v) of the Listing Particulars sent to shareholders in June 2001 in connection with the DLC structure.

Full details of the voting arrangements created by the implementation of the DLC structure are contained in Part 8, Section 1.2 of the Listing Particulars sent to shareholders in June 2001 in connection with the DLC structure, a copy of which is on the Brambles website at www.brambles.com.

Voting rights: options

Options over ordinary shares do not carry any voting rights.

Brambles Industries plc
Combined financial information
for the year ended 30 June 2003

Combined profit and loss account

for the year ended 30 June 2003

	Note	Year ended 30 June 2003 Before goodwill and exceptional items £ millions	Year ended 30 June 2003 Goodwill and exceptional items £ millions	Year ended 30 June 2003 Total £ millions	Year ended 30 June 2002 Before goodwill and exceptional items £ millions	Year ended 30 June 2002 Goodwill and exceptional items £ millions	Year ended 30 June 2002 Total £ millions
TURNOVER (including share of joint ventures and associates							
Continuing operations		**2,909**	**–**	**2,909**	2,780	–	2,780
Discontinued operations		**88**	**–**	**88**	404	–	404
	3	**2,997**	**–**	**2,997**	3,184	–	3,184
Less: share of joint ventures		**(31)**	**–**	**(31)**	(20)	–	(20)
Less: share of associates		**(51)**	**–**	**(51)**	(52)	–	(52)
GROUP TURNOVER		**2,915**	**–**	**2,915**	3,112	–	3,112
OPERATING PROFIT							
Continuing operations before goodwill amortisation and exceptional items		**347**	**–**	**347**	361	–	361
Goodwill amortisation	6	**–**	**(34)**	**(34)**	–	(32)	(32)
Exceptional items	5	**–**	**(59)**	**(59)**	–	–	–
Continuing operations		**347**	**(93)**	**254**	361	(32)	329
Discontinued operations		**10**	**–**	**10**	31	–	31
GROUP OPERATING PROFIT		**357**	**(93)**	**264**	392	(32)	360
Share of operating profit of joint ventures		**7**	**–**	**7**	3	–	3
Share of operating profit of associates		**5**	**–**	**5**	7	–	7
TOTAL OPERATING PROFIT	3	**369**	**(93)**	**276**	402	(32)	370
EXCEPTIONAL ITEMS							
Net (loss)/profit on sale of discontinued operations	5	**–**	**(1)**	**(1)**	–	30	30
DLC costs – continuing operations	5	**–**	**(2)**	**(2)**	–	(32)	(32)
PROFIT BEFORE INTEREST AND TAXATION	3	**369**	**(96)**	**273**	402	(34)	368
Net interest payable:							
Group		**(81)**	**–**	**(81)**	(96)	–	(96)
Share of joint ventures and associates		**(2)**	**–**	**(2)**	(1)	–	(1)
	8	**(83)**	**–**	**(83)**	(97)	–	(97)
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		**286**	**(96)**	**190**	305	(34)	271
Tax on profit on ordinary activities	9	**(91)**	**19**	**(72)**	(85)	(11)	(96)
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION		**195**	**(77)**	**118**	220	(45)	175
Equity minority interests		**(1)**	**–**	**(1)**	(1)	–	(1)
Profit attributable to parent companies' shareholders		**194**	**(77)**	**117**	219	(45)	174
Equity dividends paid and proposed	11	**(127)**	**–**	**(127)**	(120)	–	(120)
Transfer (from)/to combined reserves		**67**	**(77)**	**(10)**	99	(45)	54
Basic earnings per share (pence)	10	**11.5**		**6.9**	13.0		10.3
Diluted earnings per share (pence)	10	**11.5**		**6.9**	13.0		10.3

Combined balance sheet

as at 30 June 2003

	Note	2003 £ millions	2002 £ millions
FIXED ASSETS			
Intangible assets	12	**507**	479
Tangible assets	13	**2,392**	2,259
		2,899	2,738
Investments:			
– Joint ventures:			
• Share of gross assets		**81**	59
• Share of gross liabilities		**(42)**	(42)
	14	**39**	17
– Associates	14	**21**	47
– Other investments	14	**14**	13
Total investments	14	**74**	77
Total fixed assets		**2,973**	2,815
CURRENT ASSETS			
Stocks	15	**32**	34
Debtors	16	**697**	765
Cash at bank and in hand	17	**45**	53
		774	852
CREDITORS: amounts falling due within one year:			
Borrowings	18	**(49)**	(85)
Creditors	18	**(500)**	(564)
Taxation and dividends payable	18	**(106)**	(147)
		(655)	(796)
NET CURRENT ASSETS		**119**	56
TOTAL ASSETS LESS CURRENT LIABILITIES		**3,092**	2,871
CREDITORS: amounts falling due after more than one year			
– borrowings	18	**(1,603)**	(1,549)
Provisions for liabilities and charges	20	**(299)**	(188)
NET ASSETS		**1,190**	1,134
CAPITAL AND RESERVES			
Share capital	21	**527**	477
Share premium account	22	**50**	50
Other reserves	22	**83**	108
Combined profit and loss account	22	**525**	494
Equity shareholders' funds		**1,185**	1,129
Equity minority interests		**5**	5
		1,190	1,134

Combined statement of total recognised gains and losses

for the year ended 30 June 2003

	2003 £ millions	2002 £ millions
Profit attributable to parent companies' shareholders	**117**	174
Exchange translation differences	**60**	46
Total recognised gains and losses for the period	**177**	220

The historical cost result is not materially different from the reported profit in either year.

Reconciliation of movements in combined shareholders' funds

for the year ended 30 June 2003

	2003 £ millions	2002 £ millions
Combined shareholders' funds at the beginning of the period	**1,129**	993
Profit attributable to parent companies' shareholders	**117**	174
Ordinary dividends paid and proposed	**(127)**	(120)
Issue of ordinary shares, net of expenses	**2**	20
Reinstatement of goodwill due to sale of businesses	**2**	14
Shares to be issued	**2**	2
Exchange translation difference – Brambles Industries Limited share capital	**48**	–
Exchange translation difference – other	**12**	46
Net increase in combined shareholders' funds	**56**	136
Combined shareholders' funds at the end of the period	**1,185**	1,129

Combined cash flow statement

for the year ended 30 June 2003

	Note	2003 £ millions	2002 £ millions
Net cash inflow from operating activities		**684**	673
Dividends received from associates		**7**	1
Interest received		**4**	5
Interest paid		**(83)**	(99)
Interest element of finance lease rentals		**(1)**	–
Returns on investments and servicing of finance		**(80)**	(94)
UK corporation tax paid		**(28)**	(29)
Overseas corporate tax paid		**(103)**	(68)
Taxation paid		**(131)**	(97)
Purchase of tangible fixed assets		**(456)**	(557)
Proceeds from sale of tangible fixed assets		**45**	85
Investment loans and other financial investments		**2**	(7)
Capital expenditure and financial investment		**(409)**	(479)
Purchase of subsidiary undertakings	24	**(106)**	(34)
Net cash acquired with subsidiary undertakings		**3**	–
DLC costs paid		**–**	(21)
Sale of businesses	25	**50**	397
Acquisitions and disposals		**(53)**	342
Equity dividends paid to shareholders of the parent companies		**(125)**	(98)
Net cash (outflow)/inflow before management of liquid resources and financing		**(107)**	248
Management of liquid resources	23	**(1)**	(1)
Net proceeds from share issues		**2**	20
Increase/(decrease) in borrowings	23	**118**	(278)
Capital element of finance lease rentals	23	**(6)**	(5)
Financing		**114**	(263)
Increase/(decrease) in cash		**6**	(16)

Movement in combined net debt

for the year ended 30 June 2003

	2003 £ millions	2002 £ millions
Increase/(decrease) in cash	6	(16)
(Increase)/decrease in borrowings	(118)	278
Capital element of finance lease rentals	6	5
Currency variations	51	30
Increase/(decrease) in liquid resources	(1)	1
Other non-cash changes	35	(16)
Subsidiaries acquired and sold	(5)	–
Total movement	(26)	282
Net borrowings at beginning of period	(1,581)	(1,863)
Net borrowings at end of period	(1,607)	(1,581)

Reconciliation of operating profit to net cash inflow from operating activities

for the year ended 30 June 2003

	2003 £ millions	2002 £ millions
Group operating profit	264	360
Depreciation charge	316	346
Goodwill amortisation	34	32
Decrease/(increase) in debtors	52	(62)
(Decrease)/increase in creditors	(23)	24
Decrease/(increase) in stocks	2	(2)
(Increase) in prepayments	(4)	(3)
Increase in provisions	1	9
Other	42	(31)
Net cash inflow from operating activities	684	673

Notes to the combined financial information

for the year ended 30 June 2003

1 Basis of preparation

The combined financial information forms part of the financial statements for Brambles Industries plc as outlined in this note.

Brambles' combined financial information (the combined financial information) has been prepared to set out the combined results and financial position of the combined businesses of Brambles Industries plc (BIP) and Brambles Industries Limited (BIL) and encompasses their respective subsidiaries, associates and joint ventures (the combined businesses).

The merger of the support service activities of GKN plc with BIL was completed on 7 August 2001. The merger involved GKN plc separating its support service activities from its engineering operations and placing them in a new company, BIP, which was then listed on the London Stock Exchange. BIP and BIL were then combined under a dual listed companies (DLC) structure (Brambles). This structure unites the economic interests of the two shareholder groups.

Consolidated financial information for BIP is presented on pages 104 and 105 within the Annual Review 2003. The combined financial information has been presented in order to provide shareholders with a fuller picture of the combined economic interests of the Combined Brambles Group. It has been prepared under merger accounting principles, as set out in Financial Reporting Standard (FRS) 6: Acquisitions and Mergers. Under merger accounting the results and cash flows of BIP and BIL have been combined from the beginning of the 2002 financial year. The accounting policies of BIP and BIL are the same under UK GAAP. A reconciliation to AGAAP is included on pages 102 and 103. Where necessary, comparatives have been reclassified and repositioned for consistency with the current year disclosures.

2 Principal accounting policies

The combined financial information has been prepared under the historical cost convention, as modified by the revaluation of certain fixed assets in accordance with the Companies Act 1985 and applicable accounting standards. The following accounting policies have been applied in preparing the financial information.

TURNOVER

Amounts disclosed as revenue are net of agency collections, duties and taxes (Value Added Tax (VAT), Goods and Services Tax (GST) and local equivalents) paid, except for UK landfill tax.

Turnover is recognised on the following basis:

- Revenue from the rendering of services is generally recognised by invoicing the customer following the provision of the service and/or under the terms of agreed contracts.
- Where services are provided under long term contracts the percentage of completion method is used to recognise applicable revenue. Where the outcome of a contract cannot be reliably estimated but the applicable costs are expected to be recovered, revenue is recognised only to the extent of costs incurred.

BORROWING COSTS

Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets.

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the entity's outstanding borrowings during the year. There were no borrowing costs capitalised during the year, however, the rate used in 2002 was 5.23%.

Borrowing costs include:

- Interest on bank overdrafts and short-term and long-term borrowings, including amounts paid or received on interest rate swaps
- Amortisation of discounts or premiums relating to foreign exchange contracts
- Amortisation of ancillary costs incurred in connection with the arrangement of borrowings
- Finance lease charges, and certain exchange differences arising from foreign currency borrowings
- Commitment fees paid on borrowing facilities.

FOREIGN CURRENCY TRANSLATION

The results and cash flows of overseas subsidiaries, joint ventures and associates are translated into sterling at average exchange rates. Where practicable, transactions involving foreign currencies are protected by forward contracts. Assets and liabilities in foreign currencies are translated at the exchange rate ruling at the balance sheet date unless covered by forward contracts where the contract rate would be used. Differences on revenue transactions are dealt with through the profit and loss account.

Differences arising on the retranslation of the Group's overseas investment in subsidiaries and related net foreign currency borrowings and from the retranslation of the results of those companies are taken to reserves and are reported in the statement of total recognised gains and losses.

The average and period end exchange rates for the currencies most important to the Group's operations are:

		£:euro	£:US$	£:A$
Average	– 30 June 2003	1.52	1.59	2.72
	– 30 June 2002	1.61	1.45	2.77
Period end	– 30 June 2003	1.44	1.66	2.46
	– 30 June 2002	1.55	1.53	2.72

Notes to the combined financial information continued

for the year ended 30 June 2003

2 Principal accounting policies continued

ASSETS

Cash

For purposes of the statement of cash flows, cash includes deposits at call with financial institutions and other highly liquid investments which are readily convertible to cash on hand within one working day and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

Receivables

Debtors are shown at amounts receivable less provision for doubtful debts. Trade debtors are recognised when services are provided and settlement is expected within normal credit terms.

Known bad debts are written off. In addition, a general provision for doubtful debts is made in respect of the closing balance of trade debtors based on an assessment of specific exposures combined with historical experience.

Stocks

Stocks are valued at the lower of cost and net realisable value and where appropriate, provision is made for possible obsolescence. Work in progress, which represents partly-completed work undertaken at pre-arranged rates but not invoices at balance date, is recorded at the lower of cost and net realisable value.

Cost is determined on a first-in, first-out basis and where relevant, includes an appropriate portion of overhead expenditure.

Investments

Investments in companies where Brambles both has a participating interest and exercises significant influence over the entity's financial and operating policies are included as associates under the equity method of accounting. Investments in companies where Brambles holds a long-term interest that arises as a result of a contractual arrangement and are jointly controlled by Brambles and other ventures are included as joint ventures under the gross equity method of accounting.

Other fixed assets investments, where Brambles does not exert significant influence, are shown as cost less provision for impairment. Dividends are brought to account when received.

Tangible fixed assets and depreciation

Tangible fixed assets are generally included at historical cost, net of depreciation and any provision for impairment. Prior to the adoption of FRS15: Tangible Fixed Assets, certain fixed assets had been included in the financial statements at revalued amounts. With effect from 1 July 1998, such valuations were frozen and effectively treated as the cost of the fixed asset and no further revaluations made.

Cost includes directly attributable finance costs in relation to major projects. Such capitalised borrowing costs are calculated as the borrowing costs which would have been avoided if the projects had not been undertaken, gross of any tax benefit.

The carrying amounts of non-current assets are not stated at values in excess of their recoverable amount. Recoverable amounts of assets are the net amounts expected to be recovered through the cash flows from their continued use and subsequent disposal. Shortfalls identified during pallet audits are included within disposals.

The expected net cash flows included in determining recoverable amounts of non-current assets are discounted to their present values using a market risk adjusted discount rate. The discount rates ranged from 10% to 27% depending on the nature and location of the assets.

Depreciation is charged in the financial statements so as to write off the cost less estimated residual value of all property, plant and equipment, including landfill sites but excluding other freehold land, during their expected useful lives. Predominantly, the straight-line method of calculation has been used except for landfills where the depreciation is based on the proportion of the capacity used of the total capacity available.

The expected useful lives of property, plant and equipment are generally:

– Buildings	50 years
– Plant and equipment (owned and leased)	5–20 years

The cost of improvements to leasehold properties is amortised over the unexpired portion of the lease, or the estimated useful life of the improvement to Brambles, whichever is the shorter. Leasehold improvements held at the reporting date are being amortised over ten years.

Goodwill

Goodwill arising on consolidation represents the excess of the fair value of the consideration for acquired businesses over the fair value of the separable net assets acquired. Goodwill arising on acquisitions completed prior to 1 July 1997 has been eliminated against reserves. Goodwill arising on acquisitions after that date has been capitalised and amortised on a straight-line basis over its estimated useful life up to a maximum of 20 years based on the nature, age and stability of the industry in which the business operates. Where an acquired business is sold and goodwill has been previously eliminated against reserves, the goodwill is taken into account in calculating the profit or loss on sale. The carrying values of goodwill are subject to review and any impairment charged to the profit and loss account.

2 Principal accounting policies continued

LIABILITIES

Creditors

Trade, other creditors and accruals represent liabilities for goods and services provided to Brambles prior to the end of the financial year and which are unpaid. The amounts are unsecured and are paid within normal credit terms.

Provisions

Provisions for liabilities are made on the basis that the business has a constructive or legal obligation to transfer economic benefits due to a past event that is of uncertain timing or amount.

Restoration and aftercare

Provision is made for the expected restoration costs and site aftercare costs at landfill sites at the start of each project. This includes capping and covering of landfill sites, maintaining and monitoring gas control and leachate treatment equipment, general maintenance of the site and occasionally more significant engineering works. Restoration costs will be payable when individual sites are completed. The dates of payments of aftercare costs are uncertain but are anticipated to be over 30 years from closure of the relevant landfill site.

The provisions are calculated based on the net present value of estimated future costs. The unwinding of the discount is reflected within the financial statements as a finance charge.

Interest bearing liabilities

Interest bearing liabilities are carried at principal amounts less any unamortised issue costs. Interest at prevailing market rates is charged as an expense on an accruals basis.

Employee entitlements

Employee entitlements are provided by Brambles in accordance with the legal and social requirements of the country of employment. Principal entitlements are for annual leave, long service leave and contract entitlements.

Liabilities for employee entitlements which are expected to be settled within one year are measured at their nominal amounts. All other employee entitlement liabilities are measured at the estimated present value of the future cash outflows to be made in respect of services provided by employees up to the reporting date.

Pensions

The expected costs of providing pensions, as calculated periodically by professionally qualified actuaries, is charged to the profit and loss account so as to spread the cost over the service lives of employees in the schemes operated within Brambles in such a way that the pension cost is a substantially level percentage of current and expected future pensionable payroll.

Brambles has taken advantage of the transitional provisions within FRS17: Retirement Benefits and the required disclosures are set out in Note 28.

Dividends

Provision is made for the amount of any dividend declared, determined or publicly recommended by the Directors on or before year end but not distributed at balance date, as well as any dividend declared, determined or publicly recommended after year end but before the completion of the financial statements.

Leases

A distinction is made between finance leases which effectively transfer to the lessee substantially all the risks and benefits incident to ownership of leased non-current assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

TAXATION

In accordance with FRS19: Deferred Taxation, full provision is made for deferred tax on all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Deferred tax is measured on an undiscounted basis.

FINANCIAL INSTRUMENTS

Derivative instruments used by Brambles, which are used solely for hedging purposes (i.e. to offset foreign exchange and interest rate risks), comprise interest rate swaps, caps, collars, forward rate agreements and forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of Brambles' existing underlying exposure in line with Brambles' risk management policies.

As such instruments are used solely for hedging purposes, Brambles defers the instrument's impact on profit until it recognises the underlying hedged item in the profit and loss account. Interest differentials under interest rate swaps, caps and collars are recognised by adjustment of the underlying interest receivable or payable over the term of the agreement and as such are accrued to the profit and loss account on a time apportioned basis. Currency swap agreements and forward foreign exchange contracts are valued at closing exchange rates. Resulting gains and losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs and shown within debtors or creditors as appropriate.

Notes to the combined financial information continued

for the year ended 30 June 2003

3 Segmental analysis

	Turnover		Comparable operating profit [1]		Net assets	
	2003 £ millions	2002 £ millions	**2003 £ millions**	2002 £ millions	**2003 £ millions**	2002 £ millions
By business segment						
CHEP	**1,284**	1,202	**199**	207	**1,681**	1,637
Cleanaway	**964**	916	**96**	97	**675**	668
Recall	**258**	229	**49**	40	**335**	276
Brambles Industrial Services	**282**	273	**28**	31	**241**	256
Regional Businesses	**121**	160	**4**	10	**108**	114
Corporate	**–**	–	**(17)**	(14)	**(75)**	(60)
Total continuing businesses	**2,909**	2,780	**359**	371	**2,965**	2,891
Discontinued operations	**88**	404	**10**	31	**(14)**	42
Total	**2,997**	3,184	**369**	402	**2,951**	2,933
By geographic origin						
Europe	**1,597**	1,638	**181**	225	**1,576**	1,569
Americas	**861**	952	**104**	99	**1,076**	1,064
Australia/New Zealand	**473**	544	**68**	63	**306**	294
Rest of the World	**66**	50	**16**	15	**68**	66
Corporate	**–**	–	**–**	–	**(75)**	(60)
Total	**2,997**	3,184	**369**	402	**2,951**	2,933
Total segmented net assets					**2,951**	2,933
Net debt					**(1,607)**	(1,581)
Net tax liabilities					**(154)**	(218)
Total net assets					**1,190**	1,134

Inter-segment turnover, both business and geographic, is immaterial. Geographic segmentation is based on origin. Turnover by destination would not be materially different.

[1] Comparable operating profit is profit before interest, tax, goodwill amortisation and exceptional items (EBITA before exceptionals). The difference between comparable operating profit and profit before interest and tax is due to goodwill amortisation and exceptional items. Goodwill amortisation by segment is CHEP £1 million (2002: £1 million), Cleanaway £15 million (2002: £14 million), Recall £12 million (2002: £10 million), Brambles Industrial Services £4 million (2002: £4 million), Regional Businesses £2 million (2002: £2 million), Discontinued operations nil (2002: £1 million). Exceptional items by segment are CHEP £(50) million (2002: nil), Cleanaway £(5) million (2002: nil), Brambles Industrial Services £(1) million (2002: nil), Regional Businesses £(2) million (2002: nil), Corporate £(2) million (2002: £(32) million), Discontinued £(2) million (2002: £30 million).

	Profit before interest and tax (after goodwill amortisation and exceptional items)		Non-operating exceptionals	
	2003 £ millions	2002 £ millions	**2003 £ millions**	2002 £ millions
By business segment				
CHEP	**148**	206	**–**	–
Cleanaway	**76**	83	**–**	–
Recall	**37**	30	**–**	–
Brambles Industrial Services	**23**	27	**–**	–
Regional Businesses	**–**	8	**–**	–
Corporate	**(19)**	(46)	**(2)**	(32)
Total continuing businesses	**265**	308	**(2)**	(32)
Discontinued operations	**8**	60	**(1)**	30
Total	**273**	368	**(3)**	(2)
By geographic origin				
Europe	**85**	290	**(19)**	70
Americas	**90**	24	**1**	(37)
Australia/New Zealand	**82**	39	**15**	(35)
Rest of the World	**16**	15	**–**	–
Total	**273**	368	**(3)**	(2)

3 Segmental analysis continued

The above segment analysis include Brambles' share of amounts reported by joint ventures and associates as follows:

	Turnover		Profit before interest and tax (after goodwill amortisation and exceptional items)		Net assets	
	2003 £ millions	2002 £ millions	**2003 £ millions**	2002 £ millions	**2003 £ millions**	2002 £ millions
Joint ventures						
Cleanaway	**18**	10	**5**	1	**18**	16
Recall	**4**	3	**1**	2	**9**	1
Brambles Industrial Services	**9**	7	**1**	–	**12**	–
Total Joint Ventures	**31**	20	**7**	3	**39**	17
Associates						
Cleanaway	**51**	52	**5**	7	**21**	29
Recall	**–**	–	**–**	–	**–**	7
Brambles Industrial Services	**–**	–	**–**	–	**–**	11
Total Associates	**51**	52	**5**	7	**21**	47
Total	**82**	72	**12**	10	**60**	64

Brambles' activities are structured along global business lines. The material business segments are Pallet and Container Pooling (CHEP), Waste Management (Cleanaway), Information Management (Recall) and Brambles Industrial Services. The Regional Businesses segment comprises Interlake, TCR and Eurotainer.

The 'Discontinued' segment comprises, for 2003, FM Repairs and Maintenance, Heavy Contracting, Shipping and Meineke, and in 2002 it also includes the Rail Division, Equipment Division, Specialised Transport, Jardine and North West Shipping and Gardner Perrott. Some elements of revenues and profit from ordinary activities arising from disposals are subject to finalisation of completion accounts.

To enable meaningful comparison, the industry segmentation for 2003 has been prepared to reflect discontinued operations. The comparatives for 2002 have been amended accordingly. The impact of redefining the business segments previously published for 2002 is as follows: (i) Turnover – Cleanaway £(68) million; Brambles Industrial Services £(12) million; Regional Businesses £(63) million; Discontinued £143 million; and (ii) Operating profit – Cleanaway £(1) million; Regional Businesses £(14) million; Discontinued £15 million.

4 Operating costs

	Continuing operations 2003 £ millions	**Discontinued operations 2003 £ millions**	**Total 2003 £ millions**
Changes in stocks of finished goods and work in progress	**–**	**–**	**–**
Own work capitalised	**4**	**–**	**4**
Materials and consumables	**(222)**	**(4)**	**(226)**
Staff costs (including redundancy costs)	**(716)**	**(34)**	**(750)**
Depreciation, amortisation and other amounts written off fixed assets	**(362)**	**(3)**	**(365)**
Other external charges	**(1,277)**	**(37)**	**(1,314)**
	(2,573)	**(78)**	**(2,651)**

	Continuing operations 2002 £ millions	Discontinued operations 2002 £ millions	Total 2002 £ millions
Changes in stocks of finished goods and work in progress	(1)	–	(1)
Own work capitalised	15	–	15
Materials and consumables	(181)	(10)	(191)
Staff costs (including redundancy costs)	(730)	(67)	(797)
Depreciation, amortisation and other amounts written off fixed assets	(336)	(42)	(378)
Other external charges	(1,146)	(254)	(1,400)
	(2,379)	(373)	(2,752)

Notes to the combined financial information continued

for the year ended 30 June 2003

5 Exceptional items

	2003 £ millions	2002 £ millions
Operating exceptional items: [1]		
– Reorganisation costs	(59)	–
Non-operating exceptional items:		
– Profit on sale of discontinued operations	23	105
– Loss on sale of discontinued operations	(24)	(75)
Net (loss)/profit on sale of discontinued operations	(1)	30
DLC costs	(2)	(32)
	(3)	(2)
Total exceptional items before tax	(62)	(2)
Tax on exceptional items:		
– Operating exceptional items	18	–
– Non-operating exceptional items		
• Profit on sale of discontinued operations	(2)	(28)
• Loss on sale of discontinued operations	2	17
• DLC costs	1	–
Total tax on exceptional items	19	(11)
Exceptional items after tax	(43)	(13)

Operating cash flows include an outflow of £26 million relating to the exceptional reorganisation costs of £59 million.

Tax paid with respect to exceptional items was £21 million (2002: £2 million).

[1] *These costs principally comprise redundancy costs, pallet writedowns and other related costs in CHEP Europe (£50 million) and restructuring costs in Cleanaway Germany (£5 million).*

6 Profit on ordinary activities before taxation

Group profit on ordinary activities before taxation is stated after charging/(crediting) the following:

	2003	2002
Depreciation:		
– Owned assets	315	343
– Leased assets	1	3
Amortisation of goodwill	34	32
Rentals under operating leases:		
– Hire of plant and machinery	18	19
– Other operating leases	70	73
Profit on disposal of fixed assets	1	(9)
Rents receivable from operating leases	(2)	(3)

Auditors' Remuneration

PricewaterhouseCoopers (PwC) earned the following remuneration during the year:

	2003	2002
Audit and other assurance services:		
– Audit or review of financial reports of the entity or any entity in the consolidated entity	2.3	2.0
– Other assurance services	0.1	–
Total audit and other assurance services	2.4	2.0
Other PwC services:		
– Advisory services	0.2	1.0
– Taxation	0.2	0.2
Total other services	0.4	1.2
Remuneration of other auditors of controlled entities:		
– For the audit or review of financial reports of any entity in the consolidated entity	–	1.0
– For other services	–	2.0
Total auditors' remuneration	2.8	6.2

Harmonisation of CHEP pallet accounting in 2002

The results for the year ended 30 June 2002 reflect the impact of the harmonisation of accounting in CHEP. The net negative impact of the harmonisation on operating profit and on profit before tax was £9 million and included a one-off charge of £21 million.

7 Staff costs and Directors' remuneration

	2003 £ millions	2002 £ millions
Staff costs [1]		
Wages and salaries	**654**	708
Social security costs	**63**	59
Pension costs	**20**	20
	737	787

[1] Excluding redundancy costs and gross of own work capitalised.

Details of the Directors' remuneration, pension entitlement and share options are contained in the Remuneration Report, on pages 52 to 61.

Employees
The average number of Brambles employees is:

	2003	2002
CHEP	**7,624**	7,833
Cleanaway	**12,962**	13,140
Recall	**3,856**	3,694
Brambles Industrial Services	**2,791**	2,662
Regional businesses	**943**	1,039
Discontinued	**1,676**	1,851
Corporate	**110**	119
	29,962	30,338

8 Net interest payable and similar charges

	2003 £ millions	2002 £ millions
Interest paid or payable on:		
– Bank loans and overdrafts	**84**	101
– Finance leases and hire purchase contracts	**1**	1
	85	102
Interest capitalised	**–**	(3)
Unwinding of discounts in provisions	**2**	2
Interest income from short-term deposits	**(6)**	(5)
	(4)	(6)
Share of interest payable of joint ventures	**2**	1
	83	97

Notes to the combined financial information continued

for the year ended 30 June 2003

9 Tax on profit on ordinary activities

	2003 £ millions	2002 £ millions
Current taxation:		
– UK corporation tax charge for the year	**18**	26
– Adjustments in respect of prior periods	**(1)**	–
– Overseas taxation charge		
• Corporation tax	**56**	58
• Adjustments in respect of prior periods	**(2)**	–
– Joint ventures	**1**	1
– Associates	**2**	1
Total current taxation	**74**	86
Deferred taxation:		
– Origination and reversal of timing differences	**(10)**	10
– Adjustments in respect of prior periods	**8**	–
Tax on profit on ordinary activities	**72**	96
The actual current tax charge differs from the UK standard rate of 30% for the reasons set out below:		
Profit on ordinary activities before taxation	**190**	271
Tax on profit on ordinary activities at standard rate	**57**	81
Factors affecting charge:		
– Capital allowances in excess of depreciation	**(30)**	(30)
– Change in provisions	**(3)**	(1)
– Other timing differences	**14**	–
– Other net expenses not deductible for tax purposes	**10**	17
– Non-taxable profit on sale of assets	**(3)**	–
– Foreign tax charged at different rates	**5**	6
– Utilisation of tax losses brought forward	**(1)**	(3)
– Unrelieved tax losses carried forward	**28**	21
– Adjustments to tax charge in respect of prior periods	**(3)**	(5)
	74	86

10 Earnings per share

Earnings per share for 2003 is based on the earnings for the year of £117 million (2002: £174 million) and calculated on the weighted average number of 1,690.6 million shares in issue and ranking for dividend (2002: 1,687.0 million). Diluted earnings per share, which takes into account options over shares, is calculated on the weighted average number of 1,690.9 million shares (2002: 1,690.3 million).

A reconciliation of the number of shares used in the basic and diluted measures is presented below:

	2003 millions	2002 millions
Weighted average number of shares used in basic calculation	**1,690.6**	1,687.0
Share options	**0.3**	3.3
Weighted average number of shares used in diluted calculation	**1,690.9**	1,690.3

Earnings per share before goodwill amortisation, exceptional items and CHEP accounting harmonisation items which the Directors consider gives a useful additional indication of underlying performance, is calculated on the earnings of the year adjusted as follows:

	Earnings		Earnings per share	
	2003 £ millions	2002 £ millions	2003 £ millions	2002 £ millions
Profit for the period	**117**	174	**6.9**	10.3
Included in operating profit:				
– Goodwill amortisation	**34**	32	**2.0**	1.9
– Exceptional items	**59**	–	**3.5**	–
Non-operating exceptional items	**3**	2	**0.2**	0.1
Taxation attributable to exceptional items	**(19)**	11	**(1.1)**	0.7
Profit after tax before goodwill amortisation and exceptional items	**194**	219	**11.5**	13.0

11 Equity dividends

	2003 £ millions	2002 £ millions
Brambles Industries plc:		
– Interim paid 3.757 pence per share (2002: 3.590 pence)	**27**	26
– Second interim declared 4.053 pence per share (2002: 3.577pence)	**29**	26
	56	52
Brambles Industries Limited:		
– Interim paid 10.0 cents per share (2002: 10.0 cents)	**32**	33
– Final declared 10.0 cents per share (2002: 10.0 cents)	**39**	35
	71	68
	127	120

12 Intangible assets

Goodwill	**£ millions**
Cost	
At 1 July 2002	564
Additions (refer Note 24)	60
Disposals	(5)
Currency variations	6
At 30 June 2003	625
Accumulated amortisation	
At 1 July 2002	(85)
Charge for the year	(34)
Disposals	1
Currency variations	–
At 30 June 2003	(118)
Net book value	
At 30 June 2003	**507**
At 30 June 2002	479

The goodwill arising on acquisitions is being amortised on a straight-line basis over 20 years in accordance with Brambles' accounting policies.

Notes to the combined financial information continued

for the year ended 30 June 2003

13 Tangible assets

	Land and buildings £ millions	Plant and equipment leased £ millions	Other plant and equipment £ millions	Capital work in progress £ millions	Total £ millions
Cost					
At 1 July 2002	268	30	3,475	80	**3,853**
Additions	6	5	503	16	**530**
Acquisitions of subsidiary undertakings	1	–	17	–	**18**
Transfers	–	–	68	(68)	**–**
Disposals	(4)	–	(286)	(1)	**(291)**
Disposal of subsidiary undertakings	–	(1)	(94)	(1)	**(96)**
Currency variations	9	–	50	4	**63**
At 30 June 2003	280	34	3,733	30	**4,077**
Accumulated depreciation					
At 1 July 2002	(69)	(11)	(1,514)	–	**(1,594)**
Depreciation expense for the year	(8)	(1)	(307)	–	**(316)**
Hire equipment loss provision expense	–	–	(15)	–	**(15)**
Disposals	2	–	220	–	**222**
Disposal of subsidiary undertakings	–	1	69	–	**70**
Currency variations	(5)	–	(47)	–	**(52)**
At 30 June 2003	(80)	(11)	(1,594)	–	**(1,685)**
Net book value					
At 30 June 2003	**200**	**23**	**2,139**	**30**	**2,392**
At 30 June 2002	199	19	1,961	80	2,259

Interest capitalised within fixed assets at 30 June 2003 amounts to £4 million (2002: £4 million).

	2003 £ millions	2002 £ millions
The net book value of land and buildings comprises:		
– Freehold	**159**	188
– Long leasehold	**4**	9
– Short leasehold	**37**	2
	200	199

Depreciation is not provided on the land element of freehold and long leasehold property which amounts to £65 million (2002: £61 million)

The net book value of land and buildings includes those properties that were revalued in 1995. The historical cost of land and buildings in aggregate is as follows:

	2003 £ millions	2002 £ millions
– Historical cost of revalued assets	**270**	259
– Aggregate depreciation based on historical cost	**(82)**	(68)
	188	191

In accordance with the transitional arrangements of FRS15: Tangible Fixed Assets, which was adopted in the year ended 30 June 2000, these values have been frozen and effectively treated as the cost of the fixed assets and no further revaluation made.

14 Investments (unlisted)

	Joint ventures £ millions	Associates £ millions	Loans to associates and joint ventures £ millions	Other £ millions	Total £ millions
At 1 July 2002	17	34	13	13	**77**
Additions	–	–	2	2	**4**
Share of results	4	3	–	–	**7**
Dividends	(4)	(2)	–	–	**(6)**
Disposals	(1)	–	–	(1)	**(2)**
Written off	–	–	(1)	–	**(1)**
Reclassifications [1]	13	(13)	(3)	–	**(3)**
Currency variations	–	(2)	–	–	**(2)**
At 30 June 2003	**29**	**20**	**11**	**14**	**74**

[1] The net amount of £3 million arises due to an associate becoming a subsidiary during the year.

Subsidiary undertakings

The principal subsidiary undertakings of the Brambles combined businesses at the end of the year were:

	Place of incorporation	% interest held 2003
CHEP:		
CHEP USA Partnership	USA	**100**
CHEP Canada, Inc	Canada	**100**
CHEP UK Limited	UK	**100**
CHEP France SA	France	**100**
CHEP Deutschland GmbH	Germany	**100**
CHEP Espana SA	Spain	**100**
Cleanaway:		
Cleanaway Limited	UK	**100**
Serviceteam Limited	UK	**100**
Cleanaway Deutschland Holdings GmbH	Germany	**100**
Recall:		
Recall Limited	UK	**100**
Eco-Arc SA	France	**100**
Recall Corporation	USA	**100**
Recall do Brazil Ltda (Jundai)	Brazil	**100**
Brambles Industrial Services:		
Short Bros. (Plant) Limited	UK	**100**
Regional Businesses:		
Meineke Car Care Centers, Inc	USA	**100**
Interlake Material Handling, Inc	USA	**100**
Corporate:		
Brambles Holdings (UK) Limited	UK	**100**
Brambles Holdings Europe BV	Netherlands	**100**
Brambles USA, Inc	USA	**100**
Brambles North America, Inc	USA	**100**
Brambles Finance plc	UK	**100**
Brambles Finance Limited	Australia	**100**
Other Material Controlled Entities:		
Brambles Australia Limited [1]	Australia	**100**

[1] Brambles Australia Limited contains the CHEP, Cleanaway, Recall and Brambles Industrial Services business activities in Australia.

In addition to the list above, there are a number of other subsidiaries within Brambles which are mostly intermediary holding companies or are dormant.

Notes to the combined financial information continued

for the year ended 30 June 2003

14 Investments (unlisted) continued

Joint ventures

The Brambles Group has investments in the following joint ventures:

	Nature of Business	Place of incorporation	% interest held 2003
Enviroguard Pty Limited	Waste management	Australia	**50**
CISCO – Recall Pte Limited	Information management	Singapore	**50**
Hsiung Wei Company Limited	Waste management	Taiwan	**49**
Eurotainer SA	Tank container leasing	France	**50**
NV TCR BV	Airport handling equipment	Belgium	**50**

Associates

Within the Brambles Group, Cleanaway Deutschland Holdings GmbH has investments in associates, all operating in the waste management business in Germany, none of which is individually material.

Brambles' investments in its subsidiary companies are primarily through ordinary or common shares. All subsidiaries, joint ventures and associates have a 30 June balance date.

15 Stocks

	2003 £ millions	2002 £ millions
Raw materials and consumables	**6**	3
Work in progress	**5**	11
Finished goods and goods for resale	**21**	20
	32	34

The replacement cost of stocks is not materially different from the historical cost value.

16 Debtors

	2003 £ millions	2002 £ millions
Amounts falling due within one year		
Trade debtors	**497**	549
Amounts owed by joint ventures and associates	**9**	10
Other debtors	**107**	109
Corporation tax receivable	**18**	7
Prepayments and accrued income	**52**	83
	683	758
Amounts falling due after more than one year – other debtors	**14**	7
	697	765

17 Cash at bank and in hand

	2003 £ millions	2002 £ millions
Bank balances and cash	**41**	48
Short-term deposits	**4**	5
	45	53

18 Creditors

	2003 £ millions	2002 £ millions
Amounts falling due within one year		
Bank loans	**34**	29
Overdrafts	**2**	15
Other borrowings	**9**	36
Obligations under finance leases	**4**	5
Borrowings	**49**	85
Trade creditors	**193**	203
Other creditors	**116**	243
Other taxes and social security	**51**	51
Accruals and deferred income	**140**	67
Creditors	**500**	564
Current corporation tax	**38**	86
Proposed dividend	**68**	61
Taxation and dividend payable	**106**	147
	655	796
Amounts falling due after one year		
Bank loans	**1,571**	1,506
Other borrowings	**19**	28
Obligations under finance leases	**13**	15
	1,603	1,549
Undrawn committed borrowing facilities on which all conditions precedent have been met have the following maturity profile:		
– Within one year	**20**	8
– Between one and two years	**80**	9
– More than two years	**720**	1,103
	820	1,120

	Debt 2003 £ millions	Finance Leases 2003 £ millions	Other 2003 £ millions	Total 2003 £ millions	Debt 2002 £ millions	Finance Leases 2002 £ millions	Other 2002 £ millions	Total 2002 £ millions
The maturity profile of financial liabilities is:								
– Less than one year	**45**	**4**	**75**	**124**	80	5	6	91
– Between one and two years	**6**	**4**	**19**	**29**	45	5	10	60
– Between two and five years	**929**	**6**	**11**	**946**	1,479	7	10	1,496
– After five years	**655**	**3**	**24**	**682**	10	3	22	35
	1,635	**17**	**129**	**1,781**	1,614	20	48	1,682

£15 million (2002: £18 million) of bank loans and other borrowings are secured by means of fixed charges over certain properties.

Of the financial liabilities due after more than five years, £4 million relates to instalment debt and £654 million to non-instalment debt. Debt comprises bank debt on an unsecured basis.

Notes to the combined financial information continued

for the year ended 30 June 2003

19 Financial assets and liabilities

The disclosures made in this note should be read in conjunction with the disclosures of the Group's objectives, policies and strategies with regard to financial instruments set out in the Financial Review on pages 38 to 41. Short-term debtors and creditors are non-interest bearing and have been omitted from all disclosures other than the currency profile.

Currency and interest rate profile of financial assets and liabilities

Current receivables and payables are non-interest bearing. Details of the currency mix and interest rate profile of financial assets (excluding receivables) are as follows:

	Floating rate £ millions	Fixed rate £ millions	**Total financial assets £ millions**
At 30 June 2003			
US dollar	8	–	**8**
Euro	11	–	**11**
Other	22	4	**26**
	41	4	**45**
At 30 June 2002			
US dollar	7	–	7
Euro	21	–	21
Other	20	5	25
	48	5	53

Cash in bank accounts and deposit earn interest at market rates. Fixed rate deposits have maturities of less than 90 days.

Financial assets above comprise bank balances of £41 million (2002: £48 million) and short term deposits of £4 million (2002: £5 million). In addition, there are certain non-interest bearing financial assets of £39 million (2002: £33 million) comprising loans to associates, other investments and long term debtors which are predominantly denominated in euros.

Details of the currency mix and interest rate profile of financial liabilities are as follows:

				Fixed rate liabilities	
	Floating rate £ millions	Fixed rate £ millions	**Total financial liabilities £ millions**	**Weighted average interest rate %**	**Weighted average period years**
At 30 June 2003					
US dollar	430	259	**689**	**5.5**	**1.4**
Pound sterling	296	255	**551**	**6.6**	**2.1**
Euro	260	200	**460**	**4.9**	**1.7**
Other	81	–	**81**	**–**	**–**
	1,067	714	**1,781**	**5.8**	**1.7**
At 30 June 2002					
US dollar	241	401	642	5.7	1.6
Pound sterling	289	263	552	7.0	2.4
Euro	155	245	400	4.9	1.7
Other	85	3	88	5.8	2.5
	770	912	1,682	5.8	1.8

19 Financial assets and liabilities continued

Floating rate bank loans bear interest at commercial margins above the relevant inter-bank rate. The weighted average interest rate on floating rate bank loans during the year was 3.6% (2002: 4.1%).

Bank debt hedged by way of interest rate caps is included in floating rate debt totalling £nil million (2002: £26 million). Included in the table above are certain interest rate swaps with cancellation rights available to swap counterparties. These rights allow the swap counterparties, at their election, to terminate prior to maturity swaps totalling £10 million (2002: £25 million) at a specified point in time or otherwise continue the contracts to maturity. For measurement of the weighted average periods the swaps are recorded according to their final expiry dates given the economics prevailing at balance date favour continuation of these contracts.

Financial liabilities comprise bank loans of £1,605 million (2002: £1,535 million), overdrafts of £2 million (2002: £15 million), other borrowings of £28 million (2002: £64 million), obligations under finance leases of £17 million (2002: £20 million) and provisions for employee entitlements, restoration and aftercare, entity disposals and environmental maintenance of £129 million (2002: £48 million).

Fair values

Details of the book values and fair values of financial assets and liabilities are as follows:

	Fair value		**Book Value**	
	2003 £ millions	2002 £ millions	**2003 £ millions**	2002 £ millions
Primary financial instruments held to finance Brambles operations:				
– Short term deposits	**4**	5	**4**	5
– Bank balances and cash	**41**	48	**41**	48
– Other financial assets	**37**	31	**39**	33
– Bank loans and overdrafts	**(1,607)**	(1,550)	**(1,607)**	(1,550)
– Obligations under hire purchase contracts and finance leases	**(17)**	(20)	**(17)**	(20)
– Other borrowings	**(28)**	(64)	**(28)**	(64)
– Provisions for employee entitlements, restoration and aftercare, entity disposals and environmental maintenance	**(129)**	(48)	**(129)**	(48)
Derivative financial instruments used to manage the interest rate and currency profile:				
– Interest rate swaps and similar instruments	**(30)**	(26)	**–**	–
– Forward foreign exchange contracts	**6**	4	**–**	–

Notes to the combined financial information continued

for the year ended 30 June 2003

19 Financial assets and liabilities continued

Hedging

Brambles enters into various interest rate risk management transactions for the purpose of managing net interest costs to achieve a more stable and predictable interest expense result. The instruments primarily used are interest rate swaps and caps.

Brambles also enters into forward foreign exchange contracts to hedge currency exposures arising from normal commercial transactions involving the purchase of equipment and services and intercompany cross-currency loans.

As a result of movements in interest rates relative to the fixed rate on hedge instruments and movements in foreign exchange rates relative to the fixed rate on forward foreign exchange contracts, differences arise between the book values and fair values of these instruments which are categorised as unrecognised gains and losses.

	Gains £ millions	Losses £ millions	Net gain/(loss) £ millions
Unrecognised gains and losses on hedges at 30 June 2002	5	(27)	**(22)**
Gains and losses from previous years recognised in 2003	(5)	5	**–**
Gains and losses arising before 1 July 2002 that were not recognised in 2003	–	(22)	**(22)**
Gains and losses arising in 2003 that were not recognised in that year	6	(8)	**(2)**
Unrecognised gains and losses on hedges at 30 June 2003	6	(30)	**(24)**
Expected to be recognised before 30 June 2004	6	(12)	**(6)**
Expected to be recognised after 30 June 2004	–	(18)	**(18)**

Currency profile

The main functional currencies of Brambles are pound sterling, the US dollar, the Australian dollar and the euro. The following analysis of net monetary assets and liabilities shows Brambles currency exposures after the effects of forward contracts and other derivatives used to manage currency exposure. The amounts shown represent the transactional (or non-structure) exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of Brambles that are not denominated in the operating (or functional) currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations.

	Transactional exposure by currency 2003				
Functional currency of Brambles operations	**A$ in £ millions**	**US$ in £ millions**	**£ in £ millions**	**Euro in £ millions**	**Total £ millions**
Australian dollar	–	–	–	1	**1**
US dollar	–	–	(1)	–	**(1)**
Pound sterling	1	4	(4)	6	**7**
Euro	–	1	8	–	**9**
	1	5	3	7	**16**

	2002				
	A$ in £ millions	US$ in £ millions	£ in £ millions	Euro in £ millions	Total £ millions
Australian dollar	–	5	3	3	11
US dollar	–	–	2	–	2
Pound sterling	1	2	–	1	4
Euro	1	–	–	–	1
	2	7	5	4	18

20 Provisions for liabilities and charges

	Employee entitlements £ millions	Restoration and aftercare £ millions	Entity disposals £ millions	Other £ millions	Deferred taxation £ millions	Total £ millions
At 1 July 2002	7	41	–	–	140	**188**
Reclassification from accruals	36	–	10	45	–	**91**
Subsidiary undertakings sold	–	–	–	–	(6)	**(6)**
Provided/(released) during year	42	–	18	(11)	(2)	**47**
Discount unwind	–	2	–	–	–	**2**
Utilised in the year	(26)	(2)	(6)	–	–	**(34)**
Currency variations	–	3	–	6	2	**11**
At 30 June 2003	**59**	**44**	**22**	**40**	**134**	**299**

Amounts have been reclassified from accruals based on current estimates of the certainty of the amount and timing of settlement.

The provision for entity disposals comprises an estimate of the future costs that will be incurred on business previously disposed by Brambles. Estimated costs include warranty claims and other settlements and professional fees, which are expected to be settled over the next two to three years, based on contractual terms.

'Other' includes provisions for closure and reorganisation (£5 million), litigation and customer disputes (£5 million), environmental maintenance (£4 million) and other provisions for firm commitments (£26 million).

Deferred taxation

Provision for deferred taxation consists of the following amounts:

	2003 £ millions	2002 £ millions
Capital allowances in excess of depreciation	**281**	279
Tax losses carried forward not utilised	**(158)**	(140)
Other timing differences	**11**	1
	134	140

Deferred tax assets which are not recognised in the financial statements are attributable to tax losses and amount to £57 million (2002: £52 million).

The provision for deferred tax has been reduced by deferred tax assets attributable to tax losses totalling £158 million (2002: £140 million).

No deferred tax has been provided for the future remittance of overseas reserves as it is not expected that such reserves will be repatriated in the foreseeable future.

21 Called up share capital

	2003 £ millions	2002 £ millions
BIP		
Authorised share capital:		
900,000,000 (2002: 900,000,000) shares of 5 pence each [1]	**45**	45
Allotted, called up and fully paid:		
723,742,352 (2002: 723,742,352) shares of 5 pence each [1]	**36**	36
BIL		
Paid up contributed equity:		
966,928,005 (2002: 966,323,331) ordinary shares fully paid up [1]	**491**	441
Represented by:		
966,323,331 ordinary shares fully paid up at 1 July 2002 [1]	**441**	414
604,674 (2002: 7,134,348) ordinary shares issued in the year	**2**	27
Currency variations	**48**	–
966,928,005 ordinary shares at 30 June 2003 [1]	**491**	441

[1] Includes one special share which was issued to a special purpose company as part of the DLC transaction to enable all shareholders of BIP and BIL effectively to vote together as a joint electorate on certain matters.

Notes to the combined financial information continued

for the year ended 30 June 2003

21 Called up share capital continued

BIL – Summary of options granted

Grant date	Expiry date	Exercise price A$	Balance at start of year	Issued during year	Exercised during year	Lapsed during year	Balance at year-end
7 July 1999	7 December 2002	9.91	4,306,410	–	500	4,305,910	**–**
28 November 1997	28 November 2002	6.94	3,566,170	–	277,995	3,288,175	**–**
29 June 1998	29 June 2003	7.46	2,809,942	–	322,298	2,487,644	**–**
27 August 1998	27 August 2003	8.50	22,708	–	–	–	**22,708**
31 March 1999	30 September 2004	9.56	878,205	–	–	200,576	**677,629**
6 May 1999	6 November 2004	10.18	309,655	–	–	15,450	**294,205**
21 June 1999	21 December 2004	9.67	2,948,325	–	3,881	440,147	**2,504,297**
26 August 1999	26 February 2005	10.53	1,550,798	–	–	602,838	**947,960**
5 November 1999	5 May 2005	10.82	560,896	–	–	51,660	**509,236**
2 December 1999	2 June 2005	10.50	686,408	–	–	63,220	**623,188**
21 December 1999	21 June 2005	10.07	549,121	–	–	50,575	**498,546**
4 May 2000	4 November 2005	11.84	223,987	–	–	109,170	**114,817**
15 June 2000	15 December 2005	11.69	1,590,602	–	–	268,146	**1,322,456**
15 June 2000	15 December 2003	11.69	4,173,568	–	–	–	**4,173,568**
5 December 2000	5 June 2006	10.94	1,783,968	–	–	150,700	**1,633,268**
22 December 2000	22 June 2006	10.40	55,698	–	–	55,698	**–**
24 April 2001	24 October 2006	12.16	311,724	–	–	–	**311,724**
22 June 2001	22 December 2004	11.61	3,767,515	–	–	–	**3,767,515**
7 August 2001	7 August 2007	11.24	884,000	–	–	–	**884,000**
7 August 2001	7 August 2007	–	264,600	–	–	–	**264,600**
7 August 2001	7 August 2006	–	668,853	–	–	–	**668,853**
19 September 2001	19 September 2004	–	123,862	–	–	–	**123,862**
19 December 2001	19 December 2007	9.63	3,935,437	–	–	299,205	**3,636,232**
19 December 2001	19 December 2007	–	1,189,196	–	–	157,072	**1,032,124**
18 January 2002	18 July 2007	10.41	2,848,865	–	–	289,020	**2,559,845**
2 April 2002	2 April 2008	9.51	151,733	–	–	14,109	**137,624**
2 April 2002	2 April 2008	–	45,877	–	–	4,216	**41,661**
26 June 2002	26 December 2005	9.08	3,705,618	–	–	–	**3,705,618**
5 September 2002	5 September 2008	7.08	–	7,411,549	–	93,923	**7,317,626**
5 September 2002	5 September 2008	–	–	2,132,773	–	27,994	**2,104,779**
18 November 2002	18 May 2008	6.09	–	1,339,310	–	74,310	**1,265,000**
6 March 2003	6 March 2009	4.32	–	572,282	–	–	**572,282**
6 March 2003	6 March 2009	–	–	198,739	–	–	**198,739**
25 June 2003	25 December 2006	4.74	–	6,332,700	–	–	**6,332,700**
25 June 2003	25 December 2008	4.74	–	1,421,245	–	–	**1,421,245**
			43,913,741	19,408,598	604,674	13,049,758	**49,667,907**

BIP – Summary of options granted

Grant date	Expiry date	Exercise price £	Balance at start of year	Issued during year	Exercised during year	Lapsed during year	Balance at year-end
19 December 2001	19 December 2007	3.21	2,674,547	–	–	227,807	**2,446,740**
19 December 2001	19 December 2007	–	814,728	–	–	122,100	**692,628**
2 April 2002	2 April 2008	3.38	151,733	–	–	14,109	**137,624**
2 April 2002	2 April 2008	–	45,877	–	–	4,216	**41,661**
5 September 2002	5 September 2008	2.33	–	3,579,543	–	55,477	**3,524,066**
5 September 2002	5 September 2008	–	–	1,088,173	–	17,514	**1,070,659**
6 March 2003	6 March 2009	1.49	–	368,052	–	–	**368,052**
6 March 2003	6 March 2009	–	–	131,137	–	–	**131,137**
			3,686,885	5,166,905	–	441,223	**8,412,567**

There were no issues, exercises or lapses in options between the end of the financial year and the date of the Directors' Report for either BIP or BIL.

22 Reserves

	Share premium account £ millions	Merger reserve £ millions	Other £ millions	Profit and loss account £ millions
At 1 July 2002	50	83	25	494
Retained profit for the year	–	–	–	(10)
Transfer	–	–	(27)	27
Goodwill written back on disposal of business	–	–	–	2
Foreign exchange differences	–	–	2	12
At 30 June 2003	**50**	**83**	**–**	**525**

At 30 June 2002, other reserves contained amounts of retained profits that had been set aside in prior years. The balance has been transferred back to retained profits in the current year.

At the end of the year the cumulative amount of positive and negative goodwill written off directly against reserves arising from past acquisitions of subsidiaries was £166 million (2002: £156 million).

The net amount of foreign currency exchange differences offset in reserves in relation to net debt designated as a hedge of overseas net investments was a loss of £2 million (2002: £1 million loss).

23 Analysis of net debt

	At beginning of year £ millions	Cash flow £ millions	Subsidiaries acquired £ millions	Other non-cash changes £ millions	Exchange movement £ millions	At end of year £ millions
Liquid resources	5	(1)	–	–	–	**4**
Cash at bank and in hand	48	(7)	–	–	–	**41**
Bank overdrafts	(15)	13	–	–	–	**(2)**
Cash	38	5	–	–	–	**43**
Bank loans due within one year	(29)	(5)	(1)	–	1	**(34)**
Bank loans due after one year	(1,506)	(113)	(2)	–	50	**(1,571)**
Obligations under hire purchase and finance leases	(20)	6	(2)	(1)	–	**(17)**
Other borrowings	(64)	–	–	36	–	**(28)**
Financing	(1,619)	(112)	(5)	35	51	**(1,650)**
Net debt	(1,581)	(107)	(5)	35	51	**(1,607)**

Liquid resources comprise cash on deposit.

Non-cash changes principally comprise a reduction in deferred consideration payable. There were no other financing or investing activities which had a material effect on the combined assets and liabilities that did not involve cash flows.

Notes to the combined financial information continued

for the year ended 30 June 2003

24 Summary of purchase of subsidiary undertakings and businesses

During the year, Brambles made a number of acquisitions which when taken individually are immaterial. The acquisitions have been accounted for using acquisition accounting.

Book value of entities acquired is not materially different to fair value.

	2003 £ millions
Book and fair value of net assets acquired:	
– Tangible fixed assets	18
– Other current assets	5
– Cash at bank and in hand	3
– *Bank overdrafts*	–
– Other creditors	(18)
	8
Goodwill	60
	68
Satisfied by cash paid	68
Additional consideration paid – deferred consideration in respect of prior year acquisitions	38
	106

The effect of acquisitions, individually and in total, is not material.

25 Sale of subsidiary undertakings and businesses

	2003 £ millions
Net assets sold:	
– Goodwill – previously written off to reserves	2
– Goodwill	4
– Tangible fixed assets	26
– Other current assets	36
– Cash at bank and in hand	1
– Other creditors	(24)
– Deferred taxation	(6)
	39
Provisions arising on entity disposals	12
Net loss on disposal	(1)
	50
Satisfied by:	
– Total cash received on sale of businesses	50
– Deferred proceeds from sale of businesses – previous year	–
	50

Those subsidiary undertakings sold during the year contributed £13 million (2002: £69 million) to the Group's net operating cash flows, received/(paid) nil (2002: £(6) million) in respect of net returns on investments and servicing of finance, paid £1 million (2002: £8 million) in respect of taxation, utilised £1 million (2002: £13 million) for net capital expenditure and repaid nil (2002: £57 million) of Group funding.

The effect of disposals, individually and in total, is not material.

26 Commitments

Capital expenditure	2003 £ millions	2002 £ millions
Contracted capital expenditure	18	40

Operating leases	Land and buildings 2003 £ millions	Land and buildings 2002 £ millions	Other 2003 £ millions	Other 2002 £ millions
Commitments in the next year under non-cancellable operating leases which expire:				
– Within one year	7	35	2	11
– From one year to five years	20	7	6	1
– Over five years	29	7	5	–
	56	49	13	12

Notes to the combined financial information continued

for the year ended 30 June 2003

27 Contingent liabilities

(a) Under the DLC arrangements, a deed of guarantee has been entered into between BIL and BIP which results in each company guaranteeing any debt owed to a creditor of the other company subject to demand first being made on the defaulting company (or another party, if the debt specifically requires prior recourse to that party) and the debt not being specifically excluded from the DLC cross-guarantee.

(b) (i) BIL, together with BIP and certain other subsidiaries of Brambles, are parties to a deed of cross-guarantee which supports global financing credit facilities available to certain members of Brambles. Total facilities available amount to £2,398 million (2002: £2,586 million) of which £1,559 million (2002: £1,476 million) has been drawn.

(ii) BIL together with BIP are parties to a parent guarantee under which each guarantor has jointly and severally guaranteed repayment of certain facilities and financial accommodation made available to certain members of Brambles. Total facilities available amount to £366 million (2002: £386 million) of which £230 million (2002: £258 million) has been drawn.

(iii) BIL has provided guarantees on a several basis to support credit facilities entered into by members of Brambles. Total facilities available amount to £9 million (2002: £12 million) of which £7 million (2002: £10 million) has been drawn.

(iv) BIP has provided guarantees on a several basis in relation to a reduction in the share premium account of a controlled entity of Brambles in favour of certain creditors which amounts to £27 million (2002: £27 million).

(c) Subsidiaries of BIL and BIP have contingent unsecured liabilities in respect of guarantees given relating to performance under contracts entered into totalling £155 million (2002: £164 million) of which £142 million (2002: £161 million) is also guaranteed by BIL and BIP and is included in (b)(ii) and (b)(iii) above. Included within these amounts is a bank guarantee totalling £3 million (2002: £2 million) relating to a divested entity for which Brambles has been counter-indemnified by the purchaser.

(d) A subsidiary has guaranteed the lease obligations of third parties totalling £47 million (2002: £14 million). Subsidiaries of BIP and BIL have provided guarantees to support lease facilities entered into by members of Brambles. Total facilities available amount to £4 million (2002: £nil) of which £2 million (2002: £nil) has been drawn.

(e) Subsidiaries of BIL and BIP have entered into arrangements with a number of financial institutions in the normal course of business whereby Brambles may be required to purchase various assets at future dates for pre-determined values totalling £12 million (2002: £9 million) of which £12 million (2002: £8 million) is also guaranteed by BIL and BIP and is included in (b)(ii) above. Included within these amounts are residual value guarantees totalling £12 million (2002: £8 million) relating to a divested entity for which Brambles has been counter-indemnified by the purchaser. The exercise of these arrangements is expected to result in the creation of an asset of equal value.

(f) Environmental contingent liabilities

Brambles' activities include the treatment and disposal of hazardous and non-hazardous waste through subsidiaries and corporate joint ventures. In addition, other activities of Brambles entail using, handling and storing materials which are capable of causing environmental impairment.

As a consequence of the nature of these activities, Brambles has incurred and will continue to incur environmental costs and liabilities associated with site and facility operation, closure, remediation, aftercare, monitoring and licensing. Provisions have been made in respect of estimated environmental liabilities at all sites and facilities where obligations are known to exist and can be reasonably quantified.

However additional liabilities can be created by a number of factors including changes in the numerous laws and regulations which govern environmental protection, liability, land use, planning and other matters in each jurisdiction in which Brambles operates or has operated. These extensive laws and regulations are continually evolving in response to technological advances, scientific developments and other factors. Brambles cannot predict the extent to which it may be affected by any such changes in legislation or regulation.

(g) In the ordinary course of business, subsidiaries become involved in litigation, most of which falls within Brambles' insurance arrangements. Whilst the outcomes are uncertain, contingent liabilities exist. Provision has been made for known obligations which can be reasonably quantified.

(h) Brambles is in the process of agreeing completion accounts in respect of the disposals of several businesses sold in current or prior periods. Brambles has recognised the financial impact of the expected resolution of any outstanding items on the basis of all information currently available. Until these matters are agreed, a contingent liability exists for any costs ultimately borne by Brambles in excess of the amounts provided at 30 June 2003.

28 Pension schemes

SSAP 24 disclosures

Defined benefit schemes

Brambles operates a number of defined benefit pension schemes throughout the world. The majority of the schemes are self-administered and the schemes' assets are held independently of Brambles finances.

Contributions are paid to all defined benefit schemes in accordance with rates recommended by the scheme's independent actuaries based on the most recent actuarial valuations available. The total charge to the profit and loss account in the year in respect of defined benefit schemes was £13 million (2002: £10 million).

A net prepayment of £3 million (2002: creditor £4 million) is included in Brambles combined balance sheet in respect of the sum of cumulative differences between contributions paid by Brambles into the schemes and charges to the profit and loss account, and the surpluses and deficits that have been recognised on acquisition.

For most schemes the actuarial valuations undertaken for SSAP 24 purposes determined pension costs by using the projected unit method. The assumptions used varied by scheme.

The results of the most recent valuations of the significant funded schemes were:

	Europe	South Africa	USA
Date of last valuation or review	April 2000 & 2002	April 2002	March 2002
Market value of investments (£ millions)	118	10	9
Method used	Projected unit	Projected unit	Projected unit
Main assumptions:			
Compensation	4.4%	6.0%	n/a
Inflation	2.7%	6.0%	3.0%
Pension increase	2.7%	9.7%	2.5%
Level of funding	97.0%	90.0%	56.0%
Investment return	7.2%	9.7%	n/a

The deficiencies noted above will be rectified by an increase in the level of contributions made to the relevant pension schemes based on actuarial advice.

Defined contribution schemes

In addition, Brambles operates a number of defined contribution schemes. The assets of these schemes are held in separately administered trusts or insurance policies. The cost of these in the year was £9 million (2002: £10 million).

Transitional FRS 17 disclosures

The additional disclosures required by FRS 17 during the transitional period for the defined benefit schemes are set out below. They are based on recent actuarial valuations by independent professionally qualified actuaries specially commissioned to take account of the requirements of FRS 17.

Notes to the combined financial information continued

for the year ended 30 June 2003

28 Pension schemes continued

The main financial assumptions used in the FRS 17 valuations were as follows:

	UK	Europe other than UK	Australia	South Africa	USA
Assumptions as at 30 June 2003					
Rate of increase in salaries	3.8%	3.3%	3.5%	CPI + merit scale	–
Rate of increase in pensions	2.7%	1.8%	–	6.0%	2.5%
Discount rate	5.3%	5.3%	5.3%	10.0%	6.0%
Retail price inflation	2.5%	1.8%	2.0%	6.0%	2.4%
Return on equities	7.4%	–	7.5%	9.0%	10.1%
Return on bonds	4.9%	–	5.3%	12.8%	4.7%
Return on cash	3.8%	–	3.5%	10.0%	3.5%
Assumptions as at 30 June 2002					
Rate of increase in salaries	4.6%	Inflation +2% up to age 60	4.0%	CPI + merit scale	3.2%
Rate of increase in pensions	2.9%	–	–	6.5%	2.6%
Discount rate	5.9%	6.0%	6.5%	10.9%	6.2%
Retail price inflation	2.7%	2.0%	–	6.5%	2.9%
Return on equities	7.7%	–	7.5%	13.0%	8.2%
Return on bonds	5.5%	–	7.5%	12.0%	5.8%
Return on cash	3.8%	–	4.0%	12.0%	4.1%

If FRS 17 had been adopted in these financial statements, the amounts included within operating profit, other financial income and in the Statement of Total Recognised Gains and Losses (STRGL) would have been as follows:

	2003 £ millions	2002 £ millions
Amounts that will be included within operating profit on adoption of FRS 17		
Current service cost	**(12)**	(8)
Past service costs	**–**	(1)
Settlements and curtailments	**1**	
Total operating charge	**(11)**	(9)
Amounts that will be included within other financial income on adoption of FRS 17		
Expected return on pension scheme assets	**11**	11
Interest on pension scheme liabilities	**(13)**	(11)
Net return	**(2)**	–
Analysis of amount that will be included within the STRGL on adoption of FRS 17		
Difference between actual and expected return on scheme assets	**(16)**	(25)
Experience gains arising on scheme liabilities	**(1)**	3
Effects of changes in assumptions underlying the present value of scheme liabilities	**(24)**	(18)
Total actuarial losses recognised in the STRGL	**(41)**	(40)

28 Pension schemes continued

The value of the schemes' assets and the expected rates of return were:

	Expected long term rate of return		Value	
	2003 %	2002 %	2003 £ millions	2002 £ millions
Equities	**7.6**	8.6	**106**	98
Bonds	**5.6**	6.5	**31**	27
Cash	**4.5**	6.1	**5**	2
Insurance bonds	**4.8**	4.8	**2**	1
Other	**4.0**	6.9	**6**	5
Total market value of assets			**150**	133
Present value of scheme liabilities			**(247)**	(189)
Deficit in the scheme			**(97)**	(56)
Related deferred tax asset			**24**	15
Net pension liability			**(73)**	(41)

	2003 £ millions	2002 £ millions
Movement in deficit during the year		
Deficit in scheme at 1 July 2002	**(56)**	(14)
Movement in the year:		
– Current service cost	**(11)**	(8)
– Contributions	**13**	7
– Past service cost	**–**	(1)
– Other financial income	**(2)**	–
– Actuarial loss	**(41)**	(40)
Deficit in scheme at 30 June 2003	**(97)**	(56)

During the year employer contributions to the main defined benefit pension arrangements ranged between 8% and 16% of pensionable pay. The contribution rates remain effective until agreed otherwise with the trustees of the pension schemes following periodic actuarial valuations.

If FRS 17 had been adopted in these financial statements, Brambles net assets and profit and loss reserve at 30 June 2003 would have been as follows:

	2003	2002
Net assets excluding net pension liability	**1,190**	1,134
Pension liability, net of related deferred tax	**(73)**	(41)
	1,117	1,093
SSAP 24 items included in net assets that will be reversed on implementation of FRS 17	**(3)**	4
Net assets on FRS 17 basis	**1,114**	1,097
Profit and loss reserve excluding pension liability	**525**	494
Pension reserve	**(73)**	(41)
	452	453
SSAP 24 items included in net assets that will be reversed on implementation of FRS 17	**(3)**	4
Profit and loss reserve on FRS 17 basis	**449**	457

	2003	2002
History of experience gains and losses		
Difference between the expected and actual return on scheme assets		
– Amount (£ millions)	**(16)**	(25)
– Percentage of scheme assets	**(11%)**	(19%)
Experience gains and losses on scheme liabilities		
– Amount (£ millions)	**(1)**	3
– Percentage of the present value of scheme liabilities	**(1%)**	2%
Total amount recognised in statement of total recognised gains and losses		
– Amount (£ millions)	**(41)**	(40)
– Percentage of the present value of scheme liabilities	**(17%)**	(21%)

The estimated return on average scheme assets, taken as the average between opening and closing scheme assets, for all defined benefit arrangements within the Group was negative 3.6%. As a guide, for the same period the CAPS Median rate of return, for UK pension schemes, was a negative 5.6%.

In addition to the defined benefit schemes included in the above disclosure, the Group has a number of other arrangements in several countries that are either defined benefit pension schemes or have certain defined benefit characteristics. Each of these arrangements has been assessed as immaterial and they have not been subjected to an independent FRS 17 valuation. In the opinion of the Directors these arrangements are not material to the Group.

Notes to the combined financial information continued

for the year ended 30 June 2003

29 Related party information

Wholly owned group

The wholly owned Group (Brambles) comprises BIP and any entities in which they have 100% controlling interests between them.

Borrowings under the bilateral bank credit facilities are undertaken by a limited number of Group companies. Funding of the other companies in the wholly owned group is by way of intercompany loans, all of which are documented and carry commercial interest rates applicable to the currency and terms of the loans.

The global financing credit facilities are supported by a deed of cross guarantee for which BIL and BIP charge the wholly owned group borrowers a commercially determined guarantee fee.

Dividends are declared within the wholly owned group only as required for funding or other commercial reasons.

The wholly owned Group also has in place cost sharing agreements to ensure that relevant costs are taken up by the entities receiving the benefits.

All amounts receivable and payable by entities within the wholly owned group and any interest thereon are eliminated on consolidation.

Joint ventures and associates

Brambles' share of the results of joint ventures and associates is disclosed in Note 14.

Amounts receivable from joint ventures and associates disclosed in Note 16 are primarily current account amounts and no interest is generally charged on these amounts.

No interest is charged on loans to joint ventures and associates which are of a long-term nature.

Directors

Details of the Directors of BIL and BIP who served during the year are included on pages 42 to 43.

Remuneration of Directors is set out in the Remuneration Report on pages 52 to 61.

BIL has a non-interest bearing advance outstanding as at 30 June 2003 of £2.109 million (2002: £3.777 million) to Brambles Custodians Pty Limited, the trustee under the Brambles employee loan scheme. The advance is administered by Brambles Custodians Pty Limited to enable employees to acquire shares in BIL pursuant to the terms and conditions of the employee loan scheme and approved by shareholders in general meeting on 18 November 1992. Employees who are also Directors of subsidiaries have outstanding advances of £0.03 million as at 30 June 2003 (2002: £0.116 million) under the employee loan scheme.

Any acquisitions or disposals of shares in subsidiaries during the financial year by Directors of subsidiaries were undertaken only on behalf of Brambles and were covered by trust agreements.

Any shares in subsidiaries held by Directors of subsidiaries were held under trust agreements on behalf of Brambles.

Details of the issue and exercise of options over ordinary shares in BIL during the financial year to Directors of BIL and BIP are included on page 59.

Issue of options over ordinary shares under the employee options plans to Directors of subsidiaries during the financial year:

- BIL: 6,298,358 (2002: 5,266,231)
- BIP: 3,569,654 (2002: 3,476,182)

Exercise of options over ordinary shares under the employee options plans by Directors of subsidiaries during the financial year:

- BIL: nil (2002: 911,747)
- BIP: nil (2002: nil)

The aggregate number of ordinary shares held by Directors of subsidiaries and their families and related entities as at 30 June 2003:

- BIL: 307,195 (2002: 431,060)
- BIP: 71,267 (2002: 49,289)

The aggregate number of options over ordinary shares held by Directors of subsidiaries and their families and related entities as at 30 June 2003:

- BIL: 13,210,367 (2002: 11,979,608)
- BIP: 5,710,358 (2002: 3,476,182)

Dividends received in respect of shares held at the relevant times by Directors of BIL and BIP and Directors of subsidiaries during the financial year totalled:

- BIL: £0.087 million (2002: £0.079 million)
- BIP: £0.047 million (2002: £0.020 million)

G Glover is a partner in a legal firm and is a Non-executive Director of subsidiaries. Amounts paid for services to the legal firm in 2003 were £0.074 million (2002: £0.152 million).

E Hostetter is an Executive Director of a subsidiary. One property is leased from a related party of E Hostetter and the rental paid in 2003 was £0.148 million (2002: £0.124 million).

N V Short remained an Executive Director of a subsidiary following its acquisition by Brambles until February 2003. The contract of sale included certain earn-out provisions which provided for additional consideration if certain profit and other targets were met over a three year period following the acquisition. During the year an amount of £38.582 million was paid to Mr Short under these earn-out provisions.

29 Related party information continued

The Directors of BIL and BIP have advised of their directorships in other companies and by virtue only of these Directorships may have an interest in any contract which an entity within Brambles may enter into with these other companies.

Other transactions entered into during the year with Directors of BIL and BIP or its subsidiaries or with their families and related entities were on terms and conditions no more favourable than those available to other employees, customers or suppliers and include transactions in respect of the employee option plans, contracts of employment and reimbursement of expenses. Any other transactions were trivial or domestic in nature.

Director's indemnities

BIL has entered into deeds of indemnity with the Directors shown on pages 42 to 43 and the Company Secretary. BIL indemnifies each Director to the extent permitted by the Corporations Act 2001 in Australia and the Companies Act 1985 in the UK. BIL does not indemnify a Director, either directly or indirectly, against any of the following liabilities as a Director of BIL:

- A liability owed to BIL or a related body corporate;
- A liability for a pecuniary penalty order or compensation order under the Corporations Act; or
- A liability that is owed to someone other than BIL or a related body corporate and did not arise out of conduct in good faith.

Under its Articles of Association, BIP indemnifies every person who is or was a Director, alternate Director or Company Secretary of the Company to the extent permitted by the Companies Acts 1985 against all costs, charges, losses and liabilities incurred by them in the proper execution of their duties or the proper exercise of their powers, authorities and directions.

Insurance policies are in place to cover Directors and executive officers, however the terms of the policies prohibit disclosure of the details of the insurance cover and the premiums paid.

As part of the implementation of the DLC Structure, BIL provided an indemnity in favour of D R Argus, M D I Burrows, F A McDonald, R C Milne and G J Kraehe (each an 'Indemnified Director'). The indemnity provides that BIL will indemnify each Indemnified Director in respect of any liability incurred as a result of him being named as a proposed Director of BIP in the BIP Listing Particulars, or in connection with any representation or warranty or any information provided by the Indemnified Director in relation to the then proposed admission of the BIP shares to the Official List of the UK Listing Authority. A detailed summary of the indemnity is set out in the Information Memorandum of BIL dated 25 June 2001 as sent to shareholders in connection with the DLC Structure.

As part of the process of transferring the superannuation arrangements for Australian employees from an in-house fund to Mercer Super Trust, BIL agreed to indemnify both the in-house trustee company and the Directors thereof. These directors include R C Milne and F A McDonald who are also Directors of BIL. The indemnity was entered into on an arm's length basis and is intended to cover those situations where a liability may arise which is not covered by either run-off insurance or the Mercer indemnity.

30 Share option schemes

Details of Brambles employee option plans are covered in the Remuneration Report.

Options are recognised in the financial statements of BIL when exercised.

Further details of options issued and exercised are disclosed in Note 21.

Summary of the principal differences between UK and Australian GAAP (unaudited)

(a) 2003 GAAP reconciliation

Set out below is a reconciliation of profits under UK and Australian GAAP for the year ended 30 June 2003. A similar reconciliation for the year ended 30 June 2002 is included on the following page.

			GAAP adjustments in A$m				
	2003 UK GAAP in £m	2003 UK GAAP in A$m	Treatment of associates and joint ventures	Goodwill	Other	Total adjustments	2003 AGAAP in A$m
TURNOVER (including share of joint ventures and associates)	**2,997**	8,141	–	–	–	–	**8,141**
OPERATING PROFIT							
Continuing operations before goodwill amortisation	**347**	943	–	–	5	5	**948**
Goodwill amortisation	**(34)**	(92)	2	(21)	–	(19)	**(111)**
Exceptional items	**(59)**	(146)	–	–	–	–	**(146)**
Continuing operations	**254**	705	2	(21)	5	(14)	**691**
Discontinued operations	**10**	25	–	–	–	–	**25**
GROUP OPERATING PROFIT	**264**	730	2	(21)	5	(14)	**716**
Share of operating profit of joint ventures	**7**	19	(9)	–	–	(9)	**10**
Share of operating profit of associates	**5**	14	(6)	–	–	(6)	**8**
TOTAL OPERATING PROFIT	**276**	763	(13)	(21)	5	(29)	**734**
EXCEPTIONAL ITEMS							
DLC costs	**(2)**	(4)	–	–	–	–	**(4)**
Other	**(1)**	(1)	–	–	–	–	**(1)**
PROFIT BEFORE INTEREST AND TAXATION	**273**	758	(13)	(21)	5	(29)	**729**
Net interest payable	**(83)**	(226)	5	–	–	5	**(221)**
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	**190**	532	(8)	(21)	5	(24)	**508**
Income tax expense	**(72)**	(197)	8	2	12	22	**(175)**
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	**118**	335	–	(19)	17	(2)	**333**
Minority interests	**(1)**	(3)	–	–	–	–	**(3)**
PROFIT ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	**117**	332	–	(19)	17	(2)	**330**

Summary of the principal differences between UK and Australian GAAP (unaudited) continued

(b) 2002 GAAP reconciliation

	2002 UK GAAP in £m	2002 UK GAAP in A$m	GAAP adjustments in A$m: Treatment of associates and joint ventures	Goodwill	DLC costs	Other	Total adjustments	2002 AGAAP in A$m
TURNOVER (including share of joint ventures and associates)	**3,184**	8,820	–	–	–	–	–	**8,820**
OPERATING PROFIT								
Continuing operations before goodwill amortisation	**361**	998	–	–	–	(7)	(7)	**991**
Goodwill amortisation	**(32)**	(87)	–	(22)	–	11	(11)	**(98)**
Continuing operations	**329**	911	–	(22)	–	4	(18)	**893**
Discontinued operations	**31**	85	–	–	–	–	–	**85**
GROUP OPERATING PROFIT	**360**	996	–	(22)	–	4	(18)	**978**
Share of operating profit of joint ventures	**3**	8	(8)	–	–	–	(8)	**–**
Share of operating profit of associates	**7**	19	(1)	–	–	–	(1)	**18**
TOTAL OPERATING PROFIT	**370**	1,023	(9)	(22)	–	4	(27)	**996**
EXCEPTIONAL ITEMS								
Net profit on sale of discontinued operations	**30**	71	–	23	–	–	23	**94**
DLC costs	**(32)**	(91)	–	–	85	–	85	**(6)**
PROFIT BEFORE INTEREST AND TAXATION	**368**	1,003	(9)	1	85	4	81	**1,084**
Net interest payable	**(97)**	(270)	4	–	–	5	9	**(261)**
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	**271**	733	(5)	1	85	9	90	**823**
Income tax expense	**(96)**	(263)	5	–	–	(18)	(13)	**(276)**
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	**175**	470	–	1	85	(9)	77	**547**
Minority interests	**(1)**	(2)	–	–	–	–	–	**(2)**
PROFIT ATTRIBUTABLE TO PARENT COMPANY SHAREHOLDERS	**174**	468	–	1	85	(9)	77	**545**

Summary financial statement

The Summary Financial Statement of BIP comprises the information on pages 104 and 105 together with the full Directors' Report on pages 62 to 64, the full Remuneration Report on pages 52 to 61 and the list of Directors on pages 42 and 43.

Summary consolidated profit and loss account

for the year ended 30 June 2003

	2003 £ millions	2002 £ millions
Turnover (including share of associates) – continuing operations	2,072	1,989
Discontinued operations	67	92
	2,139	2,081
Less share of associates – continuing operations	(50)	(45)
Group turnover	2,089	2,036
Operating profit – continuing operations		
Before goodwill amortisation and exceptional items	213	236
Goodwill amortisation	(16)	(15)
Exceptional items	(57)	–
Continuing operations	140	221
Discontinued operations	7	9
Group operating profit	147	230
Share of associates – continuing operations	5	4
Total operating profit	152	234
Exceptional items		
Net loss on sale of discontinued operations	(5)	–
DLC costs – continuing operations	(2)	(15)
Profit on ordinary activities before interest and tax	145	219
Net interest payable and similar charges	(70)	(67)
Profit on ordinary activities before taxation	75	152
Tax on profit on ordinary activities	(31)	(52)
Profit on ordinary activities after taxation	44	100
Minority interest	(16)	(46)
Profit attributable to shareholders	28	54
Ordinary dividends paid and proposed	(56)	(52)
Retained (loss)/profit transferred (from)/to reserves	(28)	2
Basic earnings per share (pence)	3.9	7.5
Diluted earnings per share (pence)	3.9	7.5

Summary consolidated balance sheet
as at 30 June 2003

	2003 £ millions	2002 £ millions
Intangible assets	247	242
Tangible fixed assets and investments	1,927	1,803
Fixed assets	2,174	2,045
Stocks	20	19
Debtors	471	503
Cash at bank and in hand	40	20
Current assets	531	542
Creditors: amounts falling due within one year	(997)	(1,555)
Net current liabilities	(466)	(1,013)
Total assets less current liabilities	1,708	1,032
Creditors: amounts falling due after more than one year	(864)	(201)
Provisions for liabilities and charges	(196)	(144)
Net assets	648	687
Share capital	36	36
Share premium account	50	50
Other reserves	83	81
Profit and loss account	187	212
Equity shareholders' funds	356	379
Equity minority interests	292	308
	648	687

The Auditors' Report on the full financial statements for the year ended 30 June 2003 was unqualified and did not include a statement under Section 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or Section 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

The summary financial statement was approved by the Board of Directors on 2 September 2003 and signed on its behalf by:

CK Chow
Director

D R Argus
Director

Independent auditors' statement

Independent auditors' statement to the members of Brambles Industries plc

We have examined the summary financial statement of Brambles Industries plc.

Respective responsibilities of directors and auditors

The Directors are responsible for preparing the Annual Review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review with the annual financial statements, Directors' Report and the Remuneration Report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This statement, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 251 of the United Kingdom Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Report on the financial statements

The Auditors' Report on the full financial statements for the year ended 30 June 2003 was unqualified and did not include a statement under Section 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or Section 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

Opinion

In our opinion the summary financial statement is consistent with the annual financial statements, the Directors' Report and the Remuneration Report of Brambles Industries plc for the year ended 30 June 2003 and complies with the applicable requirements of Section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
2 September 2003

Unaudited pro forma combined four year financial record

Brambles profit and loss accounts	**2003 £ millions**	2002 £ millions	2001 £ millions	2000 £ millions
Turnover				
Brambles	**2,915**	3,112	3,111	2,753
Share of Brambles joint ventures and associates	**82**	72	70	54
	2,997	3,184	3,181	2,807
Operating profit before depreciation, goodwill amortisation and exceptional items	**685**	748	801	773
Depreciation	**(316)**	(346)	(357)	(321)
Net interest payable	**(83)**	(97)	(106)	(73)
Profit before tax, goodwill amortisation and exceptional items	**286**	305	338	379
Goodwill amortisation	**(34)**	(32)	(24)	(17)
Exceptional items	**(62)**	(2)	(66)	7
Profit on ordinary activities before taxation	**190**	271	248	369
Taxation	**(72)**	(96)	(107)	(107)
Minority interests	**(1)**	(1)	(1)	(1)
Attributable profits	**117**	174	140	261
Earnings per share (pence)	**6.9**	10.3	8.3	15.6
Earnings per share before goodwill amortisation and significant items (pence)	**11.5**	13.0	13.4	16.2

Glossary

AGAAP	Generally accepted accounting principles in Australia
ASX	Australian Stock Exchange Limited
BIL	Brambles Industries Limited
BIP	Brambles Industries plc
Black Scholes	A common method of valuing options
Brambles	BIL and BIP and all of their subsidiary undertakings
BVA	Brambles Value Added – the value generated by a business over and above the cost of the capital it uses to generate that value
Combined Code	A set of corporate governance principles and a detailed code of best practice
Corporate Audit	Internal Audit
CSR	Corporate Social Responsibility
DLC	Dual Listed Companies structure – a contractual arrangement between two companies under which they operate as if they were a single economic enterprise, while retaining their separate legal identities, tax residencies and stock exchange listings
DMS	Document Management Services
DPS	Data Protection Services
EMS	Environmental Management System
EPS	Earnings Per Share
Fortune 200	Top 200 companies as ranked by *Fortune* magazine
GHG	Greenhouse Gas
IBC	Intermediate Bulk Container
IDS	Integrated Document Solutions
LSE	London Stock Exchange plc
LTIFR	Lost Time Injury Frequency Rate
LTISR	Lost Time Injury Severity Rate
LTIP	Long-term Incentive Plan
MRF	Materials Recycling Facility
NPD	Non-participating distributor
OHS	Occupational Health and Safety
PCI	Pulverised Coal Injection
PD	Participating Distributor
PET	Polyethylene Terephthalate
RPC	Reusable Plastic Container
SAP	Systeme, Andwendungen, Produkte in der Datenverarbeitung or Systems, Applications, Products in Data Processing is a recognised world leader in providing e-business solutions for a variety of industries and the world's third-largest independent software supplier
SDS	Secure Destruction Services
Technical Waste	Liquid or hazardous solid waste
Tech Waste Business	Provides cost effective solutions to producers of liquid or technical/hazardous solid wastes. These solutions can range from Total Waste Management, advice and recycling to waste collection and disposal
TFR	Total Fixed Remuneration
TPM	Total Pallet Management
TSR	Total Shareholder Return
Vesting (of share plan awards)	When rights under share plan awards may first be exercised
UK GAAP	Generally accepted accounting principles in the UK

Directory

Brambles Industries Limited

Level 40
Gateway
1 Macquarie Place
Sydney NSW 2000
Australia
Tel: 61 (0) 2 9256 5222
Fax: 61 (0) 2 9256 5299
E-mail: info@brambles.com
Website: www.brambles.com

Brambles Industries plc

Cassini House
57-59 St James's Street
London SW1A 1LD
United Kingdom
Tel: 44 (0) 20 7659 6000
Fax: 44 (0) 20 7659 6001
E-mail: info@brambles.com
Website: www.brambles.com

Global Headquarters – Brambles' Business Units

CHEP

8517 South Park Circle
Orlando FL 32819
United States of America
Tel: 1 407 563 2000
Fax: 1 407 563 2001
E-mail: chep@brambles.com
Website: www.chep.com

Cleanaway

Level 5
Bellerive House
3 Muirfield Crescent
London E14 9SZ
United Kingdom
Tel: 44 (0) 20 7512 4300
Fax: 44 (0) 20 7512 4323
E-mail: cleanaway@brambles.com
Website: www.cleanaway.com

Recall

555 North Point Center East
Suite 150
Alpharetta GA 30022
United States of America
Tel: 1 770 681 2000
Fax: 1 770 681 2015
E-mail: recall@brambles.com
Website: www.recall.com

Brambles Industrial Services

Waterloo Office Park
Building M
Dreve Richelle 161
B-1410 Brussels
Belgium
Tel: 32 (0) 2 663 7500
Fax: 32 (0) 2 663 7550
E-mail: bis@brambles.com

FILE NO. 82-5205

Brambles



Brambles Industries plc
Financial Information

for the year ended 30 June 2003

Brambles Industries plc

Company No. 4134697

Directors' responsibilities

Company law requires the Directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial period and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Consolidated profit and loss account

for the year ended 30 June 2003

	Note	2003 £ millions	2002 £ millions
Turnover (including share of associates)			
Continuing operations		**2,072**	1,989
Discontinued operations		**67**	92
	4	**2,139**	2,081
Less: share of associates – continuing operations	4	**(50)**	(45)
Group turnover		**2,089**	2,036
Operating profit			
Continuing operations before goodwill amortisation and exceptional items		**213**	236
Goodwill amortisation		**(16)**	(15)
Exceptional items	6	**(57)**	–
Continuing operations		**140**	221
Discontinued operations before exceptional items		**8**	9
Exceptional items – discontinued operations	6	**(1)**	–
Discontinued operations		**7**	9
Group operating profit		**147**	230
Share of operating profit of associates – continuing operations		**5**	4
Total operating profit		**152**	234
Exceptional items			
Net loss on sale of discontinued operations	6	**(5)**	–
DLC costs – continuing operations	6	**(2)**	(15)
Profit on ordinary activities before interest and tax	4	**145**	219
Net interest payable and similar charges	9	**(70)**	(67)
Profit on ordinary activities before taxation		**75**	152
Tax on profit on ordinary activities	10	**(31)**	(52)
Profit on ordinary activities after taxation		**44**	100
Equity minority interests		**(16)**	(46)
Profit attributable to the shareholders		**28**	54
Equity dividends paid and proposed	12	**(56)**	(52)
Retained (loss)/profit transferred (from)/to reserves		**(28)**	2
Basic earnings per share (pence)	11	**3.9**	7.5
Diluted earnings per share (pence)	11	**3.9**	7.5

Balance sheets

as at 30 June 2003

	Note	Consolidated 2003 £ millions	Consolidated 2002 £ millions	Company 2003 £ millions	Company 2002 £ millions
Intangible assets	13	**247**	242	**–**	–
Tangible fixed assets	14	**1,898**	1,768	**–**	–
Investments	15	**29**	35	**36**	36
Fixed assets		**2,174**	2,045	**36**	36
Stocks	16	**20**	19	**–**	–
Debtors	17	**471**	503	**157**	99
Cash at bank and in hand	18	**40**	20	**7**	1
Current assets		**531**	542	**164**	100
Creditors: amounts falling due within one year	19	**(997)**	(1,555)	**(35)**	(29)
Net current (liabilities)/assets		**(466)**	(1,013)	**129**	71
Total assets less current liabilities		**1,708**	1,032	**165**	107
Creditors: amounts falling due after more than one year	19	**(864)**	(201)	**–**	–
Provisions for liabilities and charges	21	**(196)**	(144)	**–**	–
Net assets		**648**	687	**165**	107
Capital and reserves					
Share capital	22	**36**	36	**36**	36
Share premium account	23	**50**	50	**50**	50
Other reserves	23	**83**	81	**–**	–
Profit and loss account	23	**187**	212	**79**	21
Equity shareholders' funds		**356**	379	**165**	107
Equity minority interests	24	**292**	308	**–**	–
		648	687	**165**	107

The financial statements were approved by the Board of Directors on 2 September 2003 and signed on its behalf by:

CK Chow
Director

D R Argus
Director

Consolidated statement of total recognised gains and losses

for the year ended 30 June 2003

	2003 £ millions	2002 £ millions
Profit attributable to shareholders	28	54
Exchange translation differences	5	3
Total recognised gains and losses since last Annual Report	33	57

The historical cost result is not materially different from the reported profit in either year.

Reconciliation of movements in consolidated shareholders' funds

for the year ended 30 June 2003

	2003 £ millions	2002 £ millions
Consolidated shareholders' funds at the beginning of the period	379	374
Profit attributable to shareholders	28	54
Ordinary dividends paid and proposed	(56)	(52)
Exchange translation difference	5	3
Net (decrease)/increase in consolidated shareholders' funds	(23)	5
Consolidated shareholders' funds at the end of the period	356	379

Consolidated cash flow statement

for the year ended 30 June 2003

	Note	2003 £ millions	2002 £ millions
Net cash inflow from operating activities		**492**	447
Dividends received from associates		**2**	–
Interest received		**20**	13
Interest paid		**(91)**	(80)
Interest element of finance lease rentals		**(1)**	–
Dividends paid to minority shareholders in subsidiary undertakings		**(36)**	(7)
Returns on investments and servicing of finance		**(108)**	(74)
UK corporation tax paid		**(27)**	(12)
Overseas corporate tax paid		**(33)**	(33)
Taxation paid		**(60)**	(45)
Purchase of tangible fixed assets		**(368)**	(434)
Proceeds from sale of tangible fixed assets		**24**	54
Investment loans and other financial investments		**–**	(3)
Capital expenditure and financial investment		**(344)**	(383)
Purchase of subsidiary undertakings	26	**(24)**	(5)
Net cash acquired with subsidiary undertakings		**4**	–
DLC costs paid		**–**	(13)
Sale of businesses	27	**2**	–
Acquisitions and disposals		**(18)**	(18)
Equity dividends paid to shareholders		**(53)**	(26)
Net cash outflow before management of liquid resources and financing		**(89)**	(99)
Management of liquid resources		**–**	–
Increase in borrowings	25	**101**	84
Financing		**101**	84
Increase/(decrease) in cash		**12**	(15)

Movement in consolidated net debt

for the year ended 30 June 2003

	2003 £ millions	2002 £ millions
Increase/(decrease) in cash	**12**	(15)
Increase in borrowings	**(101)**	(84)
Currency variations	**1**	(5)
Other non-cash changes	**3**	(1)
Subsidiaries acquired and sold	**(3)**	–
Total movement	**(88)**	(105)
Net borrowings at beginning of period	**(1,329)**	(1,224)
Net borrowings at end of period	**(1,417)**	(1,329)

Reconciliation of operating profit to net cash inflow from operating activities

for the year ended 30 June 2003

	2003 £ millions	2002 £ millions
Group operating profit	**147**	230
Depreciation charge	**237**	224
Goodwill amortisation	**16**	15
Decrease/(increase) in debtors	**39**	(48)
(Decrease)/increase in creditors	**(3)**	9
Decrease/(increase) in stocks	**1**	(2)
Increase in prepayments	**(1)**	(10)
(Decrease)/increase in provisions	**(6)**	4
Other	**62**	25
Net cash inflow from operating activities	**492**	447

Notes to the Brambles Industries plc financial information

for the year ended 30 June 2003

1 Basis of preparation

Brambles Industries Group (the Group) comprises Brambles Industries plc (BIP or the Company) and its subsidiaries.

(i) The demerger

BIP was incorporated on 3 January 2001. On 7 August 2001, the support service activities of GKN plc were transferred to BIP by way of a court-approved reduction of capital of GKN plc and the issue of 723,742,311 ordinary shares of 5 pence each in BIP to the shareholders of GKN plc as part of the combination transaction.

The above transaction was accounted for as a group reconstruction under merger accounting principles. The results of the relevant entities were combined from the beginning of the 2002 financial year and their assets and liabilities combined at the amounts at which they were previously recorded.

In preparing the financial information, the results, and assets and liabilities of the 50 per cent joint ventures (Joint Ventures) with Brambles Industries Limited (BIL) have been included as subsidiary undertakings, with the interests of BIL in the Joint Ventures recognised as minority interests.

(ii) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and all of its subsidiaries including the Joint Ventures. As a result of the DLC arrangements, the Joint Ventures are managed on a unified basis and accordingly are subsidiary undertakings of BIP. The interests of BIL in the Joint Ventures have been recognised as minority interests.

(iii) Combined financial information

The combined financial information presented on pages 70 to 101 within the Annual Review 2003 forms part of the notes to the financial statements for BIP. The DLC structure unites the economic interests of BIP and BIL shareholder groups. The Directors consider that to provide a true and fair view of the impact of the DLC arrangements on BIP it is necessary to provide combined financial information of the combined businesses of BIP and BIL under merger accounting principles.

2 Accounting policies

The accounting policies adopted by BIP are the same as those used to prepare the combined results on pages 75 to 77, within the Annual Review 2003.

3 Directors' remuneration

Information on Directors' remuneration, share options, long-term incentive plans, pension contributions and entitlements is presented in the Remuneration Report within the Annual Review 2003.

Notes to the Brambles Industries plc financial information

for the year ended 30 June 2003

4 Segmental analysis

	Turnover		EBITA (profit before interest, tax, goodwill amortisation and exceptional items)		Net assets	
	2003 £ millions	2002 £ millions	2003 £ millions	2002 £ millions	2003 £ millions	2002 £ millions
By business segment						
CHEP	**1,172**	1,102	**157**	178	**1,562**	1,531
Cleanaway	**792**	756	**73**	76	**569**	578
Recall	**10**	–	**2**	–	**14**	–
Regional Businesses	**98**	131	**(5)**	3	**56**	63
Corporate	**–**	–	**(9)**	(17)	**(34)**	(28)
Total continuing businesses	**2,072**	1,989	**218**	240	**2,167**	2,144
Discontinued operations						
Cleanaway	**46**	68	**2**	2	**–**	2
Regional Businesses	**21**	24	**6**	7	**5**	8
Total discontinued	**67**	92	**8**	9	**5**	10
Total	**2,139**	2,081	**226**	249	**2,172**	2,154
By geographic origin						
Europe	**1,398**	1,318	**172**	200	**1,314**	1,294
Americas	**708**	737	**45**	40	**864**	867
Rest of the World	**33**	26	**9**	9	**28**	21
Corporate	**–**	–	**–**	–	**(34)**	(28)
Total	**2,139**	2,081	**226**	249	**2,172**	2,154
Total segmented net assets					**2,172**	2,154
Net debt					**(1,417)**	(1,329)
Net tax liabilities					**(107)**	(138)
Total net assets					**648**	687

Inter-segment turnover, both business and geographic, is immaterial. Geographic segmentation is based on origin. Turnover by destination would not be materially different.

	Profit before interest and tax (after goodwill amortisation and exceptional items)		Non-operating exceptionals	
	2003 £ millions	2002 £ millions	2003 £ millions	2002 £ millions
By business segment				
CHEP	**107**	178	**–**	–
Cleanaway	**54**	63	**–**	–
Recall	**2**	–	**–**	–
Regional Businesses	**(9)**	1	**–**	–
Corporate	**(11)**	(32)	**(2)**	(15)
Total continuing businesses	**143**	210	**(2)**	(15)
Discontinued operations				
Cleanaway	**(3)**	2	**(4)**	–
Regional Businesses	**5**	7	**(1)**	–
Total discontinued	**2**	9	**(5)**	–
Total	**145**	219	**(7)**	(15)
By geographic origin				
Europe	**96**	173	**(6)**	(15)
Americas	**40**	37	**(1)**	–
Rest of the World	**9**	9	**–**	–
Total	**145**	219	**(7)**	(15)

Notes to the Brambles Industries plc financial information

for the year ended 30 June 2003

4 Segmental analysis continued

The above segment analysis includes Brambles' share of amounts reported by associates as follows:

	Turnover		Profit before interest and tax (after goodwill amortisation and exceptional items)		Net assets	
	2003 £ millions	2002 £ millions	**2003 £ millions**	2002 £ millions	**2003 £ millions**	2002 £ millions
Associates						
Cleanaway	**50**	45	**5**	4	**23**	30
Total	**50**	45	**5**	4	**23**	30

Brambles' activities are structured along global business lines. The material business segments for the Group are Pallet and Container Pooling (CHEP), Waste Management (Cleanaway), and the Regional Businesses segment which comprises Interlake.

The 'Discontinued' segment comprises Facilities Management (Cleanaway) and Meineke. Some elements of revenues and profit from ordinary activities arising from the disposal are subject to finalisation of completion accounts.

To enable meaningful comparison, the industry segmentation for 2003 has been prepared to reflect discontinued operations.

5 Operating costs

	Continuing operations 2003 £ millions	**Discontinued operations 2003 £ millions**	**Total 2003 £ millions**
Changes in stocks of finished goods and work in progress	**–**	**–**	**–**
Own work capitalised	**4**	**–**	**4**
Materials and consumables	**(189)**	**(2)**	**(191)**
Staff costs (including redundancy costs)	**(453)**	**(29)**	**(482)**
Depreciation, amortisation and other amounts written off fixed assets	**(266)**	**(2)**	**(268)**
Other external charges	**(978)**	**(27)**	**(1,005)**
	(1,882)	**(60)**	**(1,942)**

	Continuing operations 2002 £ millions	Discontinued operations 2002 £ millions	Total 2002 £ millions
Changes in stocks of finished goods and work in progress	(1)	–	(1)
Own work capitalised	18	–	18
Materials and consumables	(148)	–	(148)
Staff costs (including redundancy costs)	(429)	(40)	(469)
Depreciation, amortisation and other amounts written off fixed assets	(237)	(2)	(239)
Other external charges	(926)	(41)	(967)
	(1,723)	(83)	(1,806)

Notes to the Brambles Industries plc financial information

for the year ended 30 June 2003

6 Exceptional items

	2003 £ millions	2002 £ millions
Operating exceptional items: [1]		
– Reorganisation costs	(58)	–
Non-operating exceptional items:		
– Loss on sale of discontinued operations	(5)	–
– DLC costs	(2)	(15)
	(7)	(15)
Total exceptional items before tax	(65)	(15)
Tax on exceptional items:		
– Operating exceptional items	18	–
– Non-operating exceptional items		
• Loss on sale of discontinued operations	–	–
• DLC costs	1	–
Total tax on exceptional items	19	–
Exceptional items after tax	(46)	(15)

Cash flow relating to exceptional items includes an outflow of £26 million relating to the exceptional reorganisation costs

[1] These costs principally comprise redundancy costs, pallet writedowns and other related costs in CHEP Europe (£50 million) and restructuring costs in Cleanaway Germany (£5 million).

7 Profit on ordinary activities before taxation

Group profit on ordinary activities before taxation is stated after charging/(crediting) the following:

	2003 £ millions	2002 £ millions
Depreciation:		
– Owned assets	236	222
– Leased assets	1	2
Amortisation of goodwill	16	15
Rentals under operating leases:		
– Hire of plant and machinery	9	7
– Other operating leases	28	31
Profit on disposal of non-current assets	1	–
Rents receivable on operating leases	(2)	(2)
Auditors' remuneration:		
PricewaterhouseCoopers earned the following remuneration during the year:		
Audit and other assurance services:		
– Audit or review of financial reports of the entity or any entity in the consolidated entity	1.3	0.7
Total audit and other assurance services	1.3	0.7
Other services:		
– Advisory services	0.1	0.1
Total other services	0.1	0.1
Remuneration of other auditors of controlled entities for the audit or review of financial reports of any entity in the consolidated entity	–	1.1
Total auditors' remuneration	1.4	1.9

The audit fees for the Company were £0.2 million (2002: £0.2 million).

Notes to the Brambles Industries plc financial information

for the year ended 30 June 2003

8 Staff costs and Directors' remuneration

	2003	2002
The average number of persons employed by the Group's operations were:	**18,216**	18,388

	2003 £ millions	2002 £ millions
Staff costs [1]		
Wages and salaries	**388**	410
Social security costs	**47**	44
Pension costs	**11**	13
	446	467

[1] Excluding redundancy costs and gross of own work capitalised.

Details of the Directors' remuneration, pension entitlements and share options are set out in the Remuneration Report on pages 52 to 61 of the Annual Review 2003.

9 Net interest payable and similar charges

	2003 £ millions	2002 £ millions
Interest paid or payable on:		
– Bank loans and overdrafts	**35**	25
– BIL Group	**54**	49
	89	74
Interest capitalised	**–**	(2)
Unwinding of discounts in provisions	**2**	2
Income from other related entities	**(20)**	(5)
Income from short-term deposits and other investments	**(1)**	(2)
	70	67

10 Tax on profit on ordinary activities

	2003	2002
Current taxation:		
– UK corporation tax charge for the year	**13**	26
– Adjustments in respect of prior periods	**(1)**	–
– Overseas taxation charge:		
• Corporation tax	**20**	11
• Adjustments in respect of prior periods	**(2)**	–
• Associates	**2**	1
Total current taxation	**32**	38
Deferred taxation:		
– Origination and reversal of timing differences	**7**	14
– Adjustments in respect of prior periods	**(8)**	–
Tax on profit on ordinary activities	**31**	52

	2003	2002
The actual tax charge differs from the UK standard rate of 30% for the reasons set out below:		
Profit on ordinary activities before taxation	**75**	152
Tax on profit on ordinary activities at 30%	**23**	46
Increase/(decrease) in tax expense due to:		
Capital allowances in excess of depreciation	**(30)**	(41)
Change in provisions	**(2)**	7
Other timing differences	**15**	–
Other net expenses not deductible for tax purposes	**3**	11
Foreign tax charged at different rates	**3**	3
Utilisation of tax losses brought forward	**(1)**	(3)
Unrelieved tax losses carried forward	**24**	20
Adjustments in respect of prior periods	**(3)**	(5)
Total actual amount of current tax	**32**	38

Notes to the Brambles Industries plc financial information

for the year ended 30 June 2003

11 Earnings per share

Earnings per share for 2003 of 3.9 pence (2002: 7.5 pence) is based on the earnings for the year of £28 million (2002: £54 million) and calculated on the weighted average number of 723.7 million shares in issue and ranking for dividend (2002: 723.7 million shares). Diluted earnings per share, which takes into account options over shares, is calculated on the weighted average number of 723.8 million (2002: 723.8 million) shares.

A reconciliation of the number of shares used in the basic and diluted measures is set out below:

	2003 millions	2002 millions
Weighted average number of shares used in basic calculation	**723.7**	723.7
Share options	**0.1**	0.1
Weighted average number of shares used in diluted calculation	**723.8**	723.8

12 Dividends

Refer to Note 11 within the 2003 BIP report to shareholders.

13 Intangible assets

Goodwill	**£ millions**
Cost	
At 1 July 2002	291
Additions	21
Currency variations	1
At 30 June 2003	313
Accumulated amortisation	
At 1 July 2002	(49)
Charge for the year	(16)
Currency variations	(1)
At 30 June 2003	(66)
Net book value at 30 June 2003	**247**
Net book value at 30 June 2002	242

The goodwill arising on acquisitions is being amortised on a straight-line basis over 20 years in accordance with Brambles' accounting policies.

Notes to the Brambles Industries plc financial information

for the year ended 30 June 2003

14 Tangible fixed assets

	Land and buildings £ millions	Plant and equipment leased £ millions	Other plant and equipment £ millions	Capital work in progress £ millions	Total £ millions
Cost or valuation					
At 1 July 2002	238	19	2,481	31	2,769
Acquisition of subsidiary undertakings	–	–	9	–	9
Additions	8	5	403	24	440
Transfers	–	–	46	(46)	–
Disposals	(2)	–	(200)	–	(202)
Disposals of subsidiary undertakings	–	–	(6)	–	(6)
Currency variations	7	–	(13)	(1)	(7)
At 30 June 2003	251	24	2,720	8	3,003
Accumulated depreciation					
At 1 July 2002	(66)	(7)	(928)	–	(1,001)
Depreciation expense for the year	(7)	(1)	(229)	–	(237)
Hire equipment loss provision expense	–	–	(15)	–	(15)
Disposals	1	–	152	–	153
Disposals of subsidiary undertakings	–	–	2	–	2
Currency variations	(5)	–	(2)	–	(7)
At 30 June 2003	(77)	(8)	(1,020)	–	(1,105)
Net book value at 30 June 2003	**174**	**16**	**1,700**	**8**	**1,898**
Net book value at 30 June 2002	172	12	1,553	31	1,768

Interest capitalised within fixed assets at 30 June 2003 amounts to £4 million (2002: £4 million).

The net book value of land and buildings comprises:

	2003 £ millions	2002 £ millions
– Freehold	**135**	162
– Long leasehold	**3**	8
– Short leasehold	**36**	2
	174	172

Depreciation is not provided on the land element of freehold and long leasehold property which amounts to £55 million (2002: £51 million).

The net book value of land and buildings includes those properties that were revalued in 1995. The historical cost of land and buildings in aggregate is as follows:

	2003	2002
– Historical cost of land and buildings	**251**	238
– Aggregate depreciation based on historical cost	**(77)**	(66)
	174	172

In accordance with the transitional arrangements of FRS 15: Tangible Fixed Assets, which was adopted in the year ended 30 June 2000 these values have been frozen and effectively treated as the cost of the fixed assets and no further revaluation made.

Notes to the Brambles Industries plc financial information

for the year ended 30 June 2003

15 Investments (unlisted)

Group	Associates £ millions	Loans to associates £ millions	Other £ millions	Total £ millions
Cost				
At 1 July 2002	25	5	5	**35**
Additions	–	–	–	**–**
Share of results	3	–	–	**3**
Dividends	(2)	–	–	**(2)**
Disposals	(1)	–	–	**(1)**
Written off	–	(1)	–	**(1)**
Reclassification [1]	(3)	(3)	–	**(6)**
Currency variations	–	–	1	**1**
At 30 June 2003	22	1	6	29
Net book value at 30 June 2003	**22**	**1**	**6**	**29**
Net book value at 30 June 2002	25	5	5	35

There is no goodwill in the net book value of associates.

[1] The reclassification arises due to an associate becoming a subsidiary during the year.

Company	Shares in Group undertakings £ millions
Cost	
At 1 July 2002	36
Additions	–
At 30 June 2003	36
Net book value at 30 June 2003	**36**
Net book value at 30 June 2002	36

Subsidiary undertakings

The principal subsidiary undertakings of BIP at the end of the year were:

	Place of incorporation	Percentage interest held by Brambles
CHEP:		
CHEP USA Partnership	USA	**100**
CHEP Canada Inc	Canada	**100**
CHEP UK Limited	UK	**100**
CHEP France SA	France	**100**
CHEP Deutschland GmbH	Germany	**100**
CHEP Espana SA	Spain	**100**
Cleanaway:		
Cleanaway Limited	UK	**100**
Serviceteam Limited	UK	**100**
Cleanaway Deutschland Holdings GmbH	Germany	**100**
Regional Businesses:		
Meineke Car Care Centers, Inc	USA	**100**
Interlake Material Handling, Inc	USA	**100**
Corporate:		
Brambles Holdings (UK) Limited [1]	UK	**100**
Brambles North America, Inc [1]	USA	**100**
Brambles Finance plc [1]	UK	**100**

[1] Held directly by BIP.

In addition to the list above, there are a number of other subsidiaries within the Brambles combined businesses which are mostly intermediary holding companies or dormant.

The Group's investments in its subsidiary companies are primarily through ordinary or common shares. All subsidiaries have a 30 June balance date.

Associates

Within the Group, Cleanaway Deutschland Holdings GmbH has investments in associates, all operating in the waste management business in Germany, none of which is individually material, and all of which have a 30 June balance date.

Notes to the Brambles Industries plc financial information

for the year ended 30 June 2003

16 Stocks

	2003 £ millions	2002 £ millions
Raw materials and consumables	6	3
Work in progress	3	6
Finished goods and goods for resale	11	10
	20	19

The replacement cost of stocks is not materially different from the historical cost value.

17 Debtors

	2003 £ millions	2002 £ millions
Group		
Amounts falling due within one year		
Trade debtors	351	380
Amounts owed by associates	3	5
Other debtors	71	54
Corporation tax receivable	15	–
Prepayments and accrued income	25	47
	465	486
Amounts falling due after more than one year – other debtors	6	17
	471	503
Company		
Amounts due from subsidiary undertakings	157	99

18 Cash at bank and in hand

	2003 £ millions	2002 £ millions
Group		
Bank balances and cash	39	19
Short-term deposits	1	1
	40	20
Company		
Bank balances and cash	7	1

Notes to the Brambles Industries plc financial information

for the year ended 30 June 2003

19 Creditors

Group	2003 £ millions	2002 £ millions
Amounts falling due within one year		
Bank loans	**24**	18
Overdrafts	**13**	5
Other borrowings	**8**	1
Obligations under finance leases	**2**	3
Borrowings	**47**	27
Trade creditors	**134**	126
Other creditors	**98**	142
Other taxes and social security	**38**	37
Accruals and deferred income	**86**	43
Creditors	**356**	348
Current corporation tax	**19**	33
Proposed dividend	**29**	26
Taxation and dividend payable	**48**	59
Amounts owing to BIL Group	**546**	1,121
	997	1,555
Amounts falling due after one year		
Bank loans	**854**	179
Other borrowings	**1**	10
Obligations under finance leases	**9**	12
	864	201

£15 million (2002: £16 million) of bank loans are secured by means of fixed charges over certain properties.

	2003 £ millions				2002 £ millions			
	Debt	**Finance Leases**	**Other**	**Total**	Debt	Finance Leases	Other	Total
The maturity profile of financial liabilities is:								
– Less than one year	**585**	**2**	**47**	**634**	1,145	3	9	1,157
– Between one and two years	**10**	**3**	**13**	**26**	6	4	9	19
– Between two and five years	**430**	**4**	**11**	**445**	172	6	20	198
– After five years	**421**	**2**	**–**	**423**	11	2	–	13
	1,446	**11**	**71**	**1,528**	1,334	15	38	1,387

Of the financial liabilities due after more than five years, £3 million relates to instalment debt and £420 million to non-instalment debt. Debt comprises bank debt on an unsecured basis.

	2003 £ millions	2002 £ millions
Bank loans and overdrafts		
Further details on the Group's credit facilities are contained in the Financial Review on pages 38 to 41 of the BIP Annual Review 2003.		
Undrawn committed borrowing facilities on which all conditions precedent have been met have the following maturity profile:		
– Within one year	**20**	8
– Between one and two years	**80**	9
– More than two years	**720**	1,103
	820	1,120
Company		
Amounts falling due within one year		
Other creditors	**2**	1
Accruals and deferred income	**2**	1
Proposed dividend	**29**	26
Current corporation tax	**2**	1
	35	29

Notes to the Brambles Industries plc financial information

for the year ended 30 June 2003

20 Financial assets and liabilities

The disclosures made in this note should be read in conjunction with the disclosures of the Group's objectives, policies and strategies with regard to financial instruments set out in the Financial Review on pages 38 to 41 of the Annual Review 2003. Short-term debtors and creditors are non-interest bearing and have been omitted from all disclosures other than the currency profile.

Currency and interest rate profile of financial assets and liabilities

Details of the currency mix and interest rate profile of financial assets are as follows:

	Floating rate £ millions	Fixed rate £ millions	Total financial assets £ millions
At 30 June 2003			
US dollar	3	–	**3**
Pound sterling	12	–	**12**
Euro	15	–	**15**
Other	9	1	**10**
	39	1	**40**
At 30 June 2002			
US dollar	3	–	3
Euro	15	1	16
Other	1	–	1
	19	1	20

Cash in bank accounts and deposit earn interest at market rates. Fixed rate deposits have maturities of less than 90 days.

Financial assets above comprise bank balances of £39 million (2002: £19 million) and short-term deposits of £1 million (2002: £1 million). In addition, there are certain non-interest bearing financial assets of £13 million (2002: £27 million) comprising loans to associates, other investments and long term debtors which are predominantly denominated in euros.

Details of the currency mix and interest rate profile of financial liabilities are as follows:

				Fixed rate liabilities	
	Floating rate £ millions	Fixed rate £ millions	Total financial liabilities £ millions	Weighted average interest rate %	Weighted average period years
At 30 June 2003					
US dollar	516	1	**517**	**7.0**	**0.6**
Pound sterling	144	237	**381**	**6.6**	**2.1**
Euro	397	196	**593**	**4.8**	**1.7**
Other	37	–	**37**	**–**	**–**
	1,094	434	**1,528**	**5.8**	**1.9**
At 30 June 2002					
US dollar	504	2	506	7.0	1.3
Pound sterling	321	10	331	7.5	2.3
Euro	340	166	506	4.8	1.7
Other	44	–	44	3.3	2.0
	1,209	178	1,387	5.0	1.7

Floating rate bank loans bear interest at commercial margins above the relevant inter-bank rate. The weighted average interest rate on floating rate bank loans during the year was 4.4% (2002: 4.1%).

Included in the table above are certain interest rate swaps with cancellation rights available to swap counterparties. These rights allow the swap counterparties, at their election, to terminate prior to maturity swaps totalling £10 million (2002: £25 million) at a specified point in time or otherwise continue the contracts to maturity. For measurement of the weighted average periods the swaps are recorded according to their final expiry dates given the economics prevailing at balance date favour continuation of these contracts.

Financial liabilities comprise bank loans of £878 million (2002: £197 million), overdrafts of £13 million (2002: £5 million), other borrowings of £9 million (2002: £11 million), obligations under finance leases of £11 million (2002: £15 million), net amounts owing to the BIL Group of £546 million (2002: £1,121 million) and provisions for employee entitlements, restoration and aftercare, entity disposals and environmental maintenance of £71 million (2002: £38 million).

Notes to the Brambles Industries plc financial information

for the year ended 30 June 2003

20 Financial assets and liabilities continued

Fair values

Details of the book values and fair values of financial assets and liabilities are as follows:

	Fair value		Book value	
	2003 £ millions	2002 £ millions	**2003 £ millions**	2002 £ millions
Primary financial instruments held to finance the Group's operations:				
– Short-term deposits	**1**	1	**1**	1
– Bank balances and cash	**39**	19	**39**	19
– Other financial assets	**12**	26	**13**	27
– Bank loans and overdrafts	**(891)**	(202)	**(891)**	(202)
– Amounts owing to BIL Group	**(546)**	(1,121)	**(546)**	(1,121)
– Obligations under hire purchase contracts and finance leases	**(11)**	(15)	**(11)**	(15)
– Other borrowings	**(9)**	(11)	**(9)**	(11)
– Provisions for employee entitlements, restoration and aftercare, entity disposals and environmental maintenance	**(71)**	(38)	**(71)**	(38)
Derivative financial instruments used to manage the interest rate and currency profile:				
– Interest rate swaps and similar instruments	**(8)**	(8)	**–**	–
– Forward foreign exchange contracts	**–**	–	**–**	–

The fair value of short-term deposits and bank balances approximates to their book value due to their short maturity. For forward exchange contracts, the net fair value is taken to be the unrealised gain or loss at balance sheet date calculated by reference to the current forward rates for contracts with similar maturity profiles. Fair value for other financial instruments has been calculated by discounting cash flows at prevailing interest rates.

Hedging

The Group enters into various interest rate risk management transactions for the purpose of managing net interest costs to achieve a more stable and predictable interest expense result. The instruments primarily used are interest rate swaps and caps.

The Group also enters into forward foreign exchange contracts to hedge currency exposures arising from normal commercial transactions involving the purchase of equipment and services and intercompany cross-currency loans.

As a result of movements in interest rates relative to the fixed rate on hedge instruments and movements in foreign exchange rates relative to the fixed rate on forward foreign exchange contracts, differences arise between the book values and fair values of these instruments which are categorised as unrecognised gains and losses.

	Gains £ millions	Losses £ millions	Net gain/(loss) £ millions
Unrecognised losses on hedges at 30 June 2002	–	(8)	**(8)**
Losses from previous years recognised in 2003	–	2	**2**
Losses arising before 1 July 2002 that were not recognised in 2003	–	(6)	**(6)**
Losses arising in 2003 that were not recognised in that year	–	(3)	**(3)**
Unrecognised losses on hedges at 30 June 2003	–	(9)	**(9)**
Expected to be recognised before 30 June 2004	–	(3)	**(3)**
Expected to be recognised after 30 June 2004	–	(6)	**(6)**

Currency profile

The main functional currencies of the Group are pound sterling, the US dollar, the Australian dollar and the euro. The following analysis of net monetary assets and liabilities shows the Group's currency exposures after the effects of forward contracts and other derivatives used to manage currency exposure. The amounts shown represent the transactional (or non-structure) exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or functional) currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations.

Notes to the Brambles Industries plc financial information

for the year ended 30 June 2003

20 Financial assets and liabilities continued

Functional currency of Group operations	A$ in £ millions	US$ in £ millions	£ in £ millions	Euro in £ millions	Total £ millions
			Transactional exposure by currency 2003		
Australian dollar	–	–	–	–	–
US dollar	–	–	(1)	(1)	(2)
Pound sterling	1	4	(4)	6	7
Euro	–	1	(12)	–	(11)
	1	5	(17)	5	(6)

	A$ in £ millions	US$ in £ millions	2002 £ in £ millions	Euro in £ millions	Total £ millions
Australian dollar	–	2	2	2	6
US dollar	–	–	2	–	2
Pound sterling	–	2	–	1	3
	–	4	4	3	11

21 Provisions for liabilities and charges

	Employee entitlements £ millions	Restoration and aftercare £ millions	Other £ millions	Deferred taxation £ millions	Total £ millions
At 1 July 2002	2	36	–	106	**144**
Reclassification from accruals	11	–	29	–	**40**
Provided/(released) during year	25	(1)	(12)	(1)	**11**
Discount unwind	–	6	–	–	**6**
Utilised in the year	(13)	2	6	–	**(5)**
Currency variations	2	(1)	2	(3)	**–**
At 30 June 2003	**27**	**42**	**25**	**102**	**196**

'Other' includes closure and reorganisation (£2 million), entity disposals (£1 million), litigation and customer disputes (£3 million), environmental maintenance (£1 million) and other provisions for firm commitments (£18 million).

Deferred taxation

Provision for deferred taxation consists of the following amounts:

	2003 £ millions	2002 £ millions
Capital allowances in excess of depreciation	**165**	246
Tax losses carried forward not utilised	**(52)**	(140)
Other timing differences	**(11)**	–
	102	106

Deferred tax assets which are not recognised in the financial statements are attributable to tax losses and amount to £54 million (2002: £1 million).

The provision for deferred tax has been reduced by deferred tax assets attributable to tax losses totalling £52 million (2002: £140 million).

No deferred tax has been provided on the future remittance of overseas reserves as it is not expected that such reserves will be repatriated in the foreseeable future.

22 Called up share capital and contributed equity

Details of called up share capital and contributed equity are set out in Note 21 of the BIP Annual Review 2003.

Notes to the Brambles Industries plc financial information

for the year ended 30 June 2003

23 Reserves

	Share premium account £ millions	Merger reserve £ millions	Other £ millions	Profit and loss account £ millions
Group				
At 1 July 2002	50	83	(2)	212
Retained loss for the year	–	–	–	(28)
Foreign exchange differences	–	–	2	3
At 30 June 2003	50	83	–	187
Company				
At 1 July 2002	50	–	–	21
Share issue	–	–	–	–
Retained profit for the year	–	–	–	58
At 30 June 2003	50	–	–	79

At the end of the year the cumulative amount of positive and negative goodwill written off directly against reserves arising from past acquisitions of subsidiaries was £36 million (2002: £35 million).

The net amount of foreign currency exchange differences offset in reserves in relation to net debt designated as a hedge of overseas net investments was £nil (2002: nil).

24 Minority interests

	2003 £ millions	2002 £ millions
Equity minority interest	**292**	308

£290 million (2002: £303 million) relates to the interest holding of the BIL Group. The remainder is attributable to external stakeholders.

25 Analysis of net debt

	At beginning of year £ millions	Cash flow £ millions	Subsidiaries acquired £ millions	Other non-cash changes £ millions	Exchange movement £ millions	At end of year £ millions
Liquid resources	1	–	–	–	–	**1**
Cash at bank and in hand	19	20	–	–	–	**39**
Bank overdrafts	(5)	(8)	–	–	–	**(13)**
Cash	15	12	–	–	–	**27**
Bank loans due within one year	(18)	(5)	(1)	–	–	**(24)**
Bank loans due after one year	(179)	(671)	(2)	–	(2)	**(854)**
Obligations under hire purchase and finance leases	(15)	4	–	–	–	**(11)**
Other borrowings	(1,132)	571	–	3	3	**(555)**
Financing	(1,344)	(101)	(3)	3	1	**(1,444)**
Net debt	(1,329)	(89)	(3)	3	1	**(1,417)**

There were no other financing or investing activities which had a material effect on the Group's assets and liabilities that did not involve cash flows.

Notes to the Brambles Industries plc financial information

for the year ended 30 June 2003

26 Summary of purchase of subsidiary undertakings and businesses

During the year, the Group made a number of acquisitions which when taken individually are immaterial. The acquisitions have been accounted for using acquisition accounting.

Book value of entities acquired is not materially different to fair value.

	2003 £ millions
Book and fair value of net assets acquired:	
– Tangible fixed assets	9
– Other current assets	3
– Cash at bank and in hand	4
– Other creditors	(13)
	3
Goodwill	21
	24
Satisfied by cash paid	24

The effect of additions, individually and in total, is immaterial.

27 Sale of subsidiary undertakings and businesses

Net assets sold:	
– Tangible fixed assets	4
– Other current assets	6
– Other creditors	(3)
	7
Loss on disposal	(5)
	2
Satisfied by total cash received on sale of businesses	2

The effect of disposals, individually and in total, is immaterial. Those subsidiary undertakings sold during the year contributed £3 million (2002: £5 million) to the Group's net operating cash flows, received nil (2002: £1 million) in respect of net returns on investments and servicing of finance, paid £1 million (2002: £1 million) in respect of taxation, utilised nil (2002: £3 million) for net capital expenditure and repaid nil (2002: £2 million) of Group funding.

Notes to the Brambles Industries plc financial information

for the year ended 30 June 2003

28 Commitments

	2003 £ millions	2002 £ millions
Contracted capital expenditure	**9**	7

	Land and buildings 2003 £ millions	Land and buildings 2002 £ millions	Other 2003 £ millions	Other 2002 £ millions
Commitments in the next year under non-cancellable operating leases which expire:				
– Within one year	**3**	14	**2**	3
– From one year to five years	**9**	3	**3**	–
– Over five years	**10**	3	**–**	–
	22	20	**5**	3

29 Contingent liabilities

Details of contingent liabilities of the Group and the Company are set out in Note 27 within the Annual Review 2003.

30 Pension schemes

SSAP 24 disclosures

Defined benefit schemes

The Group operates a number of defined benefit pension schemes throughout the world. The majority of the schemes are self-administered and the schemes' assets are held independently of the Group's finances.

Contributions are paid to all defined benefit schemes in accordance with rates recommended by the scheme's independent actuaries based on the most recent actuarial valuations available. The total charge to the profit and loss account in the year in respect of defined benefit schemes was £11 million (2002: £10 million).

A net prepayment of £3 million (2002: creditor £2 million) is included in the Group's combined balance sheet in respect of the sum of cumulative differences between contributions paid by the Group into the schemes and charges to the profit and loss account, and the surpluses and deficits that have been recognised on acquisition.

For most schemes the actuarial valuations undertaken for SSAP 24 purposes determined pension costs by using the projected unit method. The assumptions used varied by scheme.

The results of the most recent valuations of the significant funded schemes were:

	Europe	South Africa	USA
Date of last valuation or review	April 2000 & 2002	April 2002	March 2002
Market value of investments (£ millions)	103	10	9
Method used	Projected unit	Projected unit	Projected unit
Main assumptions			
Compensation	4.4%	6.5%	n/a
Inflation	2.7%	6.5%	3.0%
Pension increase	2.7%	6.5%	2.5%
Level of funding	97.0%	123.0%	56.0%
Investment return	7.2%	9.7%	n/a

The deficiencies noted above will be rectified by an increase in the level of contributions made to the relevant pension schemes based on actuarial advice.

Defined contribution schemes

In addition, the Group operates a number of defined contribution schemes. The assets of these schemes are held in separately administered trusts or insurance policies. The cost of these in the year was £4 million (2002: £3 million).

Transitional FRS 17 disclosures

The additional disclosures required by FRS 17 during the transitional period for the defined benefit schemes are set out below. They are based on recent actuarial valuations by independent professionally qualified actuaries specially commissioned to take account of the requirements of FRS 17.

Notes to the Brambles Industries plc financial information

for the year ended 30 June 2003

30 Pension schemes continued

The main financial assumptions used in the FRS 17 valuations were as follows:

	UK	Europe other than UK	South Africa	USA
Assumptions as at 30 June 2003				
Rate of increase in salaries	3.8%	3.3%	CPI and merit scale	–
Rate of increase in pensions	2.7%	1.8%	6.0%	2.5%
Discount rate	5.3%	5.3%	10.0%	6.0%
Retail price inflation	2.5%	1.8%	6.0%	2.4%
Return on equities	7.3%	–	9.0%	10.1%
Return on bonds	5.0%	–	12.8%	4.7%
Return on cash	3.8%	–	10.0%	3.5%
Assumptions as at 30 June 2002				
Rate of increase in salaries	4.6%	Inflation +2% up to age 60	CPI + merit scale	3.2%
Rate of increase in pensions	2.9%	–	6.5%	2.6%
Discount rate	5.9%	6.0%	10.9%	6.2%
Retail price inflation	2.7%	2.0%	6.5%	2.9%
Return on equities	7.7%	–	13.0%	8.2%
Return on bonds	5.5%	–	12.0%	5.8%
Return on cash	3.8%	–	12.0%	4.1%

If FRS 17 had been adopted in these financial statements, the amounts included within operating profit, other financial income and in the Statement of Total Recognised Gains and Losses would have been as follows:

	2003 £ millions	2002 £ millions
Amounts that will be included within operating profit on adoption of FRS 17		
Current service cost	**(11)**	(8)
Past service costs	**–**	(1)
Settlements and curtailments	**1**	–
Total operating charge	**(10)**	(9)
Amounts that will be included within other financial income on adoption of FRS 17		
Expected return on pension scheme assets	**9**	9
Interest on pension scheme liabilities	**(11)**	(10)
Net return	**(2)**	(1)
Analysis of amount that will be included within the Statement of Total Recognised Gains and Losses (STRGL) on adoption of FRS 17		
Difference between actual and expected return on scheme assets	**(14)**	(21)
Experience gains arising on scheme liabilities	**(2)**	3
Effects of changes in assumptions underlying the present value of scheme liabilities	**(22)**	(17)
Total actuarial losses recognised in the STRGL	**(38)**	(35)

Notes to the Brambles Industries plc financial information

for the year ended 30 June 2003

30 Pension schemes continued

The value of the schemes' assets and the expected rates of return were:

	Expected long-term rate of return		Value	
	2003	2002	**2003 £ millions**	2002 £ millions
Equities	**7.6%**	7.5%	**93**	85
Bonds	**5.7%**	5.7%	**28**	25
Cash	**4.6%**	3.5%	**4**	2
Insurance bonds	**4.8%**	1.2%	**2**	1
Other	**4.1%**	2.8%	**5**	4
Total market value of assets			**132**	117
Present value of scheme liabilities			**(219)**	(166)
Deficit in the scheme			**(87)**	(49)
Related deferred tax asset			**22**	13
Net pension liability			**(65)**	(36)

	2003 £ millions	2002 £ millions
Movement in deficit during the year		
Deficit in scheme at 1 July 2002	**(49)**	(11)
Movement in the year:		
– Current service cost	**(10)**	(8)
– Contributions	**12**	6
– Past service cost	**–**	(1)
– Other financial income	**(2)**	–
– Actuarial loss	**(38)**	(35)
Deficit in scheme at 30 June 2003	**(87)**	(49)
If FRS 17 had been adopted in these financial statements, the Group's net assets and profit and loss reserve at 30 June 2003 would have been as follows:		
Net assets excluding pension liability	**648**	687
Pension liability	**(65)**	(36)
	583	651
SSAP 24 items included in net assets that will be reversed on implementation of FRS 17	**(3)**	2
Net assets on FRS 17 basis	**580**	653
Profit and loss reserve excluding pension liability	**187**	212
Pension reserve	**(65)**	(36)
	122	176
SSAP 24 items included in net assets that will be reversed on implementation of FRS 17	**(3)**	2
Profit and loss reserve on FRS 17 basis	**119**	178
History of experience gains and losses		
Difference between the expected and actual return on scheme assets:		
– Amount (£ millions)	**(14)**	(21)
– Percentage of scheme assets	**(11%)**	(18%)
Experience gains and losses on scheme liabilities:		
– Amount (£ millions)	**(2)**	3
– Percentage of the present value of scheme liabilities	**(1%)**	2%
Total amount recognised in statement of total recognised gains and losses:		
– Amount (£ millions)	**(38)**	(35)
– Percentage of the present value of scheme liabilities	**(17%)**	(21%)

In addition to the defined benefit schemes included in the above disclosure, the Group has a number of other arrangements in several countries that are either defined benefit/pension schemes or have certain defined benefit characteristics. Each of these arrangements has been assessed as immaterial and they have not been subjected to an independent FRS 17 valuation. In the opinion of the Directors these arrangements are not material to the Group.

Notes to the Brambles Industries plc financial information

for the year ended 30 June 2003

31 Related party information

The Group incurred costs of £60 million (2002: £57 million) through transactions with the BIL Group, which principally relate to management recharges, interest and similar charges. Amounts owing to the BIL Group are set out in Note 19.

Details of other related party transactions are set out in Note 29 within the Annual Review 2003.

32 Share option schemes

Details of share option schemes are set out in Note 30 within the Annual Review 2003.

33 Statutory profit and loss account – company

	2003 £ millions	2002 £ millions
Profit on ordinary activities after taxation being profit for the period	**114**	73

As permitted by Section 230 of the Companies Act 1985, the Company's profit and loss account has not been presented. The above mentioned results have been included within the Group's results and dealt with in the financial statements of the Company.

Independent auditors' report to the members of Brambles Industries plc

We have audited the financial statements which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses and the related notes, including the combined financial information. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Remuneration Report ('the auditable part').

Respective responsibilities of directors and auditors

The Directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities. The Directors are also responsible for preparing the Remuneration Report.

Our responsibility is to audit the financial statements and the auditable part of the Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' Report, the unaudited part of the Remuneration Report, the Chairman's Review, the Chief Executive Officer's Report, the Summary of results, Business Reviews, the Financial Review, the Corporate Social Responsibility Report, the Board of Directors and the Corporate Governance Report.

We review whether the Corporate Governance Report reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 30 June 2003 and the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
2 September 2003

Directory

Brambles Industries Limited

Level 40
Gateway
1 Macquarie Place
Sydney NSW 2000
Australia
Tel: 61 (0) 2 9256 5222
Fax: 61 (0) 2 9256 5299
E-mail: info@brambles.com
Website: www.brambles.com

Brambles Industries plc

Cassini House
57–59 St James's Street
London SW1A 1LD
United Kingdom
Tel: 44 (0) 20 7659 6000
Fax: 44 (0) 20 7659 6001
E-mail: info@brambles.com
Website: www.brambles.com

Global Headquarters – Brambles' Business Units

CHEP

8517 South Park Circle
Orlando FL 32819
United States of America
Tel: 1 407 563 2000
Fax: 1 407 563 2001
E-mail: chep@brambles.com
Website: www.chep.com

Cleanaway

Level 5
Bellerive House
3 Muirfield Crescent
London E14 9SZ
United Kingdom
Tel: 44 (0) 20 7512 4300
Fax: 44 (0) 20 7512 4323
E-mail: cleanaway@brambles.com
Website: www.cleanaway.com

Recall

555 North Point Center East
Suite 150
Alpharetta GA 30022
United States of America
Tel: 1 770 681 2000
Fax: 1 770 681 2015
E-mail: recall@brambles.com
Website: www.recall.com

Brambles Industrial Services

Waterloo Office Park
Building M
Drève Richelle 161
B-1410 Brussels
Belgium
Tel: 32 (0) 2 663 7500
Fax: 32 (0) 2 663 7550
E-mail: bis@brambles.com